IMPORTANT INFORMATION FOR SHAREHOLDERS

THE BANK OF NOVA SCOTIA NOTICE OF THE 182nd

Annual meeting

of shareholders and

management proxy circular

Dear Shareholders,

We invite you to attend our 182nd Annual Meeting of Shareholders, which will be held at the Delta Grand Okanagan Resort & Conference Centre, Kelowna, British Columbia, at 10:00 a.m. (local time) on Tuesday, April 8, 2014. The Scotiabank Board of Directors and Executive team look forward to meeting you that day as we present our views on the Bank’s 2013 financial results and outline plans for the future. We hope you can join us.

Please take the time to read these documents which contain important information about the business to be conducted at the Annual Meeting. This includes reviewing nominated Directors, corporate governance practices and Executive Officer and Director compensation.

If you cannot attend the Annual Meeting, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting. It is important that your shares be voted.

Live coverage of the Annual Meeting will be available through the Investor Relations section of our website at www.scotiabank.com. A recording of the meeting will be available on that site for several months.

Sincerely,

John T. Mayberry	Brian J. Porter
Chairman of the Board	President and Chief Executive Officer

YOUR PARTICIPATION IS IMPORTANT.

PLEASE TAKE A MINUTE TO VOTE.

VOTING INSTRUCTIONS COMMENCE ON PAGE 1.

NOTICE OF OUR 182nd ANNUAL MEETING OF SHAREHOLDERS

You are invited to our 2014 Annual Meeting of Shareholders.

When: Tuesday, April 8, 2014 10:00 a.m. (local time)	Where: Delta Grand Okanagan Resort & Conference Centre 1310 Water Street Kelowna, British Columbia, V1Y 9P3

Purpose of the meeting:

Financial statements – You will receive the financial statements for the fiscal year ended October 31, 2013 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board. In the “Nominees for Election to the Board of Directors” section starting on page 6, you will find information about each nominated director, including his or her background and experience, committee work and share ownership. All directors are elected for a term of one year.

Auditors – You will vote on re-appointing KPMG LLP as auditors. The board, on the recommendation of the audit and conduct review committee, has proposed that KPMG LLP be re-appointed as the bank’s shareholders’ auditors. The “Appointment of Auditors” section on page 4 tells you about the services KPMG LLP provided the bank in 2013 and the fees that we paid them. A representative of KPMG LLP has been invited to the Annual Meeting.

Say on Pay vote – You will be asked to consider and approve the following advisory (non-binding) resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2014 annual meeting of shareholders of the Bank.”

Shareholder proposals – You will be asked to consider six proposals submitted by three shareholders. These proposals and our responses start on page 56.

Other business – If other items of business are properly brought before the meeting, or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Annual Meeting.

As of the record date, February 11, 2014, there were 1,214,833,812 bank common shares outstanding and, subject to applicable Bank Act (Canada) restrictions, all of these common shares entitle holders to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1, not later than April 7, 2014, 5:00 p.m. Eastern Daylight Time.

By order of the Board

Toronto, Ontario, Canada February 11, 2014	Deborah M. Alexander Executive Vice-President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of February 6, 2014 unless otherwise indicated.

This management proxy circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “bank”) of proxies for use at the annual meeting of shareholders of the bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

VOTING

WHO CAN VOTE?

One Vote Per Share

February 11, 2014 is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.

Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the bank (a “bank common share”) registered in his or her name as of February 11, 2014. As of February 6, 2014, there were 1,214,833,812 bank common shares outstanding.

Under the Bank Act (Canada) (the “Bank Act”), no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the bank’s issued and outstanding shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

For more information about voting rights, contact the bank’s Secretary.

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VOTING IN PERSON

Registered shareholders who attend the meeting in Kelowna on April 8, 2014, can cast one vote for each bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the bank’s shareholders are beneficial shareholders rather than registered shareholders. If you are a beneficial shareholder, please see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

VOTING BY PROXY

Registered shareholders who do not plan to come to the meeting can vote by using the proxy form to appoint someone who will be there as their proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the directors of the bank, who are designated on the form, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote” section below).

To record your vote, you must ensure that your signed proxy reaches the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 7, 2014, 5:00 p.m. Eastern Daylight Time. You may return it:

By mail to: 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1

OR

By fax to: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver this written revocation to either of these addresses:

The Bank of Nova Scotia Executive Offices 44 King Street West Toronto, Ontario, Canada M5H 1H1 Attention: Deborah M. Alexander Executive Vice-President, General Counsel and Secretary Fax: 416-866-5090	OR	The Bank of Nova Scotia Head Office 1709 Hollis Street Halifax, Nova Scotia, Canada B3J 1W1 Attention: Islay McGlynn Senior Vice-President, Atlantic Region Fax: 1-877-841-9920

A proxy can be revoked if it: (a) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (b) is deposited with the chairman of the meeting on the day of the meeting (or of the continuation), or (c) it is revoked in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 7, 2014, 5:00 p.m. Eastern Daylight Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by April 7, 2014, 5:00 p.m. Eastern Daylight Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, WITHHOLD, or ABSTAIN, as applicable), then your proxyholder must vote your shares accordingly on the ballot.

If you have NOT specified how you want to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes.

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If you have appointed the persons designated in the form of proxy as your proxyholder, unless contrary instructions are provided, your shares will be voted at the meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this management proxy circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR the advisory vote on the bank’s approach to executive compensation (or “Say on Pay”), and

•	AGAINST the shareholder proposals described in Schedule A

For more information on any of these matters, see below under “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. We are not aware of any other matters to be presented at the meeting.

Confidentiality

All proxies are considered confidential and will be returned to the bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s stock transfer services division will count the proxies and tabulate the results, which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the bank if it has a comment intended for the bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, which also permits voting by alternate means such as telephone, fax (if available), or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are the procedures to permit non-registered holders to direct the voting of the bank common shares that they beneficially own.

If non-registered holders wish to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary. They must carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters you are being asked to vote on at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

We request that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.

We will pay the cost of proxy solicitation, which will be primarily by mail. However, employees of the bank or employees of Computershare Trust Company of Canada may also solicit proxies by telephone, in writing or in person. We may also use the services of solicitation agents at nominal cost.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements and management’s discussion & analysis for the year ended October 31, 2013 are included in our Annual Report, which has been mailed to shareholders with this management proxy circular and/or is available on our website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov.

ELECTION OF DIRECTORS

The 14 nominees proposed for election as directors, who were recommended by the corporate governance committee to the board, are listed under the heading “Nominees for Election to the Board of Directors” beginning on page 6.

The term of office of each director expires at the close of the next annual meeting following the election of the director. Mr. Mayberry will be retiring from the board at the end of the annual meeting and will continue to act as a director and non-executive chairman of the board until then. Mr. Mayberry will be appointed an honourary director following the annual meeting. If Mr. O’Neill is re-elected, the board intends to appoint him as the non-executive chairman of the board after the conclusion of the annual meeting.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the 14 nominees listed beginning on page 6. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

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APPOINTMENT OF AUDITORS

KPMG LLP has served continuously as one of our auditors since 1992 and became our sole auditor on March 3, 2006, when it was re-appointed by the shareholders at our annual meeting.

Management proposes that KPMG LLP be re-appointed as our shareholders’ auditors. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of our next annual meeting.

Shareholders’ Auditors’ Services Pre-approval Policies and Procedures

The audit and conduct review committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the bank’s shareholders’ auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the bank’s shareholders’ auditors and to ensure the independence of the bank’s shareholders’ auditors is not compromised through engaging them for other services. The Policies state that the audit and conduct review committee shall pre-approve the following:

•	Audit services (all such engagements provided by the bank’s shareholders’ auditors as well as all such engagements provided by any other registered public accounting firm), and

•	Other permitted services to be provided by the bank’s shareholders’ auditors (primarily audit and audit-related services)

The bank’s shareholders’ auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the audit and conduct review committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the bank, its subsidiaries and entities that are required to be consolidated by the bank. The audit and conduct review committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the audit and conduct review committee’s responsibilities to management of the bank.

Fees Paid to Shareholders’ Auditors

Fees paid by the bank to the shareholders’ auditors, KPMG LLP, for the years ended October 31, 2013 and October 31, 2012 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2013	2012
Audit services	$24.4	$20.7
Audit-related services	1.2	0.5
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.4	0.5
	$26.1	$21.8

1.	The year over year increase in audit fees is attributable to new subsidiaries as a result of acquisitions and higher ongoing scope changes as compared to last year.

The nature of these services is as follows:

•

Audit services generally relate to the statutory audits and review of financial statements, professional services associated with the bank’s International Financial Reporting Standards (“IFRS”) transition, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings

•

Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, independent review of risk processes, consultation and training on accounting and financial reporting under IFRS and review of internal controls of new general ledger being implemented at head office

•

Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages

SAY ON PAY VOTE

Our compensation policies and procedures are based on the principle of pay for performance. We believe they align the interests of our executive team with the long-term interests of our shareholders. This non-binding advisory shareholder vote, commonly known as “Say on Pay,” gives you as a shareholder the opportunity to endorse or not endorse our approach to our executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2014 annual meeting of shareholders of the Bank.”

Because your vote is advisory, it will not be binding upon the board. However, the human resources committee and the board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements. If a significant number of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the

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human resources committee will review the approach to executive compensation in the context of the specific concerns of the shareholders and may make recommendations to the board. Following the review by the human resources committee, the bank intends to disclose a summary of the process undertaken by the human resources committee and an explanation of any changes being implemented in relation to the bank’s executive compensation. The bank will provide this disclosure within six months of the relevant shareholders’ meeting and, in any case, not later than the next management proxy circular.

We believe the “Say on Pay” proposal demonstrates our commitment to our shareholders. At the bank’s 2013 shareholders’ meeting, more than 94% of shareholders voted in favour of management’s approach to executive compensation. We are always appreciative of comments and questions on our executive compensation practices. The human resources committee and the board will continue to review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. Please see the contact information on the back cover of this management proxy circular for more details on how you can ask questions of the board and the human resources committee.

The board confirms that the bank’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (“CCGG”) Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” OUR APPROACH TO EXECUTIVE COMPENSATION, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS IN THIS MANAGEMENT PROXY CIRCULAR.

SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are six proposals which three shareholders of the bank plan to raise at the meeting. These are:

•	That the board make a commitment that one of the two vacancies from anticipated male retirements from the board in 2015 be filled with a female director

•	That the bank agree to phase out stock options as a form of variable compensation for its executives

•	That the bank disclose, at the next annual meeting, the actions it intends to take to conform to the OECD with regard to the non-payment by multinationals of their fair share of taxes

•	That the bank inform its shareholders of the actions taken following a significant vote against the executive compensation policy, i.e. 3% or higher

•	That the bank adopt a more transparent reporting process (in plain language) regarding the issues faced by the pension plans it administers

•

That all independent directors, who serve on the board of the bank, be obligated to retain the level of share ownership that is required of them as board members for at least two years after their resignations or retirements from the board of the bank

If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these six proposals.

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NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The table below provides information about the nominated directors, including their background, experience, meeting attendance, boards they sit on and bank securities held. The information about the securities held by each nominated director is as of October 31, 2013.

Guillermo E. Babatz Mexico City, Mexico Director since 2014 Independent Age: 45 Ineligible for re-election in April 2029

Mr. Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. He holds a B.A. (Economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D.in Economics from Harvard University.

Key Areas of Experience: Capital Markets, Financial Services, Public Policy and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		N/A		N/A
	Annual Meeting		N/A		Past Public Company Directorships (2009 – 2013)
	2013 votes in favour: N/A				N/A
Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	N/A	N/A	N/A	N/A	N/A	N/A

Ronald A. Brenneman Calgary, Alberta, Canada Director since 2000 Independent Age: 67 Ineligible for re-election in April 2017

Mr. Brenneman is a corporate director and was Executive Vice-Chairman of Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010. He was President and Chief Executive Officer of Petro-Canada from January 2000 until August 2009. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Key Areas of Experience: Capital Markets, Finance, Human Resources and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	BCE Inc.
	Executive and Risk				WestJet Airlines Ltd.
	(Chair)		5 of 5	100%	Ithaca Energy Inc.
	(Member)		5 of 5	100%	Past Public Company Directorships (2009 – 2013)
	Human Resources		7 of 7	100%	Petro-Canada
	Annual Meeting 2013 votes in favour: 96.4%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	85,000	48,866	133,866	$8,485,766	18.9	70.7
	2012	85,000	45,472	130,472	$7,078,106	15.7	59.0
	Change	0	3,394	3,394	$1,407,660	3.2	11.7

C.J. Chen Singapore Director since 1990 Independent Age: 68 Ineligible for re-election in April 2015

Mr. Chen is Counsel to Rajah & Tann LLP in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore.

Key Areas of Experience: Capital Markets, Financial Services, Governance and Public Policy

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Amatil Investments (Singapore) Pte. Ltd.
	Corporate Governance		6 of 6	100%	Past Public Company Directorships (2009 – 2013)
	and Pension				Polo Ralph Lauren Sourcing Company Limited
	Annual Meeting 2013 votes in favour: 99.5%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	33,624	33,751	67,375	$4,270,901	9.5	35.6
	2012	33,624	29,917	63,541	$3,447,099	7.7	28.7
	Change	0	3,834	3,834	$823,802	1.8	6.9

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Charles H. Dallara, Ph.D. Oak Hill, Virginia U.S.A. Director since 2013 Independent Age: 65 Ineligible for re-election in April 2024

Dr. Dallara is the Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas, based in New York. He has 37 years of industry experience. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.A. (Economics) from the University of South Carolina, a Master of Arts, a Master of Arts in Law and Diplomacy and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.

Key Areas of Experience: Financial Services, Governance, Public Policy and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		2 of 2	100%	Partners Group Holding AG
	Audit and Conduct Review		N/A		Past Public Company Directorships (2009 – 2013)
	Annual Meeting 2013 votes in favour: N/A		N/A		N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	0	118	118	$7,480	0.02	0.06

David A. Dodge, O.C. Ottawa, Ontario, Canada Director since 2010 Independent Age: 70 Ineligible for re-election in April 2020

Mr. Dodge is a senior advisor to Bennett Jones LLP. He has had a distinguished career in the federal public service, most recently as Governor of the Bank of Canada from 2001 to 2008. Mr. Dodge received his B.A. (Economics, Hons.) from Queen’s University, and a Ph.D. in Economics from Princeton. He is an Officer of the Order of Canada.

Key Areas of Experience: Capital Markets, Finance, Public Policy and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Atco Ltd.
	Executive and Risk		10 of 10	100%	Canadian Utilities Limited
	Annual Meeting 2013 votes in favour: 99%		no		Past Public Company Directorships (2009 – 2013) N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	4,500	6,910	11,410	$723,280	1.6	6.0
	2012	4,500	5,162	9,662	$524,164	1.2	4.4
	Change	0	1,748	1,748	$199,116	0.4	1.6

N. Ashleigh Everett Winnipeg, Manitoba, Canada Director since 1997 Independent Age: 57 Ineligible for re-election in April 2021

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, Royal Canadian Properties Limited, a real estate and property development company, and L’Eau-1 Inc., a water purification company. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Key Areas of Experience: Finance, Financial Services, Governance and Human Resources

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Manitoba Telecom Services Inc.
	Corporate Governance and Pension (Chair)		6 of 6	100%	Past Public Company Directorships (2009 – 2013) N/A
	Executive and Risk		10 of 10	100%
	Annual Meeting 2013 votes in favour: 98.8%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	17,758	46,356	64,114	$4,064,186	9.0	33.9
	2012	17,758	41,371	59,129	$3,207,748	7.1	26.7
	Change	0	4,985	4,985	$856,438	1.9	7.2

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John C. Kerr, C.M., O.B.C., LL.D. Vancouver, British Columbia, Canada Director since 1999 Independent Age: 69 Ineligible for re-election in April 2015

Mr. Kerr is a private investor and the former managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley. He is a recipient of the Order of Canada and the Order of British Columbia.

Key Areas of Experience: Governance, Human Resources, Public Policy and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Executive and Risk		10 of 10	100%	Past Public Company Directorships (2009 – 2013)
	Human Resources (Chair)		7 of 7	100%	N/A
	Annual Meeting 2013 votes in favour: 96.6%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	11,812	45,903	57,715	$3,658,554	8.1	30.5
	2012	11,812	42,626	54,438	$2,953,262	6.6	24.6
	Change	0	3,277	3,277	$705,292	1.5	5.9

Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Independent Age: 68 Ineligible for re-election in April 2019 Designated Audit Committee Financial Expert

Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario. In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit, the highest honour, from the Institute of Chartered Accountants of Ontario.

Key Areas of Experience: Accounting/Audit, Finance, Financial Services and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Adecco, S.A.
	Audit and Conduct Review (Chair)		6 of 6	100%	BCE Inc. (Chair) Loblaw Companies Limited (Lead Director)
	Executive and Risk		9 of 9	100%	Past Public Company Directorships (2009 – 2013)
	Annual Meeting 2013 votes in favour: 98.3%		yes		Nexen Inc.
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	11,300	20,017	31,317	$1,985,185	4.4	16.5
	2012	11,300	15,612	26,912	$1,459,976	3.2	12.2
	Change	0	4,405	4,405	$525,209	1.2	4.3

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Brian J. Porter Toronto, Ontario, Canada Director since 2013 Non-Independent Age: 55 Ineligible for re-election in April 2028

Brian Porter is President and Chief Executive Officer of Scotiabank. Brian joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank, including executive roles with Global Banking and Markets, Global Risk Management, Group Treasury and International Banking. Brian served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012, and was elected to the Board of Directors in April 2013. Brian assumed the role of Chief Executive Officer on November 1, 2013.

Brian earned a Bachelor of Commerce Degree from Dalhousie University, and was awarded an Honorary Doctor of Laws (LLD) degree from Dalhousie University in 2008. He is a graduate of the Advanced Management Program of the Harvard Business School.

Key Areas of Experience: Capital Markets, Finance, Financial Services and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		5 of 5	100%	N/A
	Annual Meeting 2013 votes in favour: 97.1%		yes		Past Public Company Directorships (2009 – 2013) Scotia Group Jamaica Limited Scotiabank Trinidad & Tobago Limited
	Bank Securities Held:
	Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	95,605	14,234	109,839	$6,962,694	N/A	N/A

Aaron W. Regent Toronto, Ontario, Canada Director since 2013 Independent Age: 48 Ineligible for re-election in April 2028

Mr. Regent is the Founder and Managing Partner of Magris Resources Inc. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, he was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. He holds a B.A. from the University of Western Ontario and is a Member of the Institute of Chartered Accountants of Ontario.

Key Areas of Experience: Accounting/Audit, Capital Markets, Finance and Human Resources

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		5 of 5	100%	N/A
	Audit and Conduct Review		3 of 3	100%	Past Public Company Directorships (2009 – 2013)
	Corporate Governance and Pension		2 of 2	100%	Barrick Gold Corporation African Barrick Gold Plc
	Annual Meeting 2013 votes in favour: 99%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	6,870	1,617	8,487	$537,991	1.2	4.5

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Indira V. Samarasekera, O.C., Ph.D. Edmonton, Alberta, Canada Director since 2008 Independent Age: 61 Ineligible for re-election in April 2021

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta and former Vice-President, Research at the University of British Columbia (2000-2005). She holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. Dr. Samarasekera is an Officer of the Order of Canada.

Key Areas of Experience: Finance, Governance, Human Resources and Public Policy

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Audit and Conduct Review		3 of 3	100%	Past Public Company Directorships (2009 – 2013)
	Corporate Governance and Pension		2 of 2	100%	N/A
	Human Resources		7 of 7	100%
	Annual Meeting 2013 votes in favour: 96.8%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	1,948	17,681	19,629	$1,244,282	2.8	10.4
	2012	1,948	14,181	16,129	$874,998	1.9	7.3
	Change	0	3,500	3,500	$369,284	0.9	3.1

Susan L. Segal New York, New York, U.S.A. Director since 2011 Independent Age: 61 Ineligible for re-election in April 2023

Ms. Segal was elected President and Chief Executive Officer of the Americas Society and Council of the Americas in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner.

Key Areas of Experience: Capital Markets, Financial Services, Public Policy and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	MercadoLibre, Inc.
	Audit and Conduct Review		6 of 6	100%	Past Public Company Directorships (2009 – 2013)
	Corporate Governance		6 of 6	100%	N/A
	and Pension
	Annual Meeting 2013 votes in favour: 98.4%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	0	6,018	6,018	$381,481	0.8	3.2
	2012	0	2,943	2,943	$159,658	0.4	1.3
	Change	0	3,075	3,075	$221,823	0.4	1.9

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Paul D. Sobey Chance Harbour, Pictou County, Nova Scotia, Canada Director since 1999 Independent Age: 56 Ineligible for re-election in April 2021 Designated Audit Committee Financial Expert

Mr. Sobey is a corporate director and the former President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company, from July 1998 to December 2013. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. Mr. Sobey is a Fellow of the Institute of Chartered Accountants of Nova Scotia.

Key Areas of Experience: Accounting/Audit, Finance, Governance and Risk Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Crombie Real Estate Investment Trust
	Audit and Conduct Review		6 of 6	100%	Empire Company Limited
	Corporate Governance and Pension		6 of 6	100%	Sobeys Inc.
					Past Public Company Directorships (2009 – 2013)
	Annual Meeting 2013 votes in favour: 96.3%		yes		N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	50,000	52,213	102,213	$6,479,282	14.4	54.0
	2012	44,000	47,327	91,327	$4,954,490	11.0	41.3
	Change	6,000	4,886	10,886	$1,524,792	3.4	12.7

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Independent Age: 64 Ineligible for re-election in April 2020

Ms. Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Spectrum Brands, Inc. and The Dial Corporation. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Key Areas of Experience: Finance, Financial Services, Governance and Human Resources

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Audit and Conduct Review		6 of 6	100%	Past Public Company Directorships (2009 – 2013)
	Human Resources		7 of 7	100%	Spectrum Brands, Inc.
	Annual Meeting 2013 votes in favour: 96.8%		yes
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2013	13,021	9,776	22,797	$1,445,102	3.2	12.0
	2012	13,021	6,561	19,582	$1,062,324	2.4	8.9
	Change	0	3,215	3,215	$382,778	0.8	3.1

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees. Effective November 1, 2013, directors are required to hold DDSUs and/or bank common shares with a value of not less than $500,000. Directors have five years from November 1, 2013, or their date of appointment, as applicable, to meet the current guidelines. At the same time, the dedicated board retainer was increased from $90,000 to $100,000 for a total board retainer of $130,000.

2.	The closing price of the bank’s common shares on the Toronto Stock Exchange (the “TSX”) on October 31, 2013 was $63.39 and on October 31, 2012 was $54.25.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

4.	Ms. Thomas was, prior to September 2, 2009, a director of Spectrum Brands, Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

5.	The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the bank discontinued granting stock options to directors. As of November 2, 2012, there were no outstanding options under the plan.

6.	Mr. Porter participates in the DSU Plan for senior executives. For further details on Mr. Porter’s aggregate holdings, see the “Summary Compensation Table” on page 44. Details on Mr. Porter’s option holdings can be found in the stock options table on page 45. Mr. Porter currently has a share ownership requirement of 7 times base salary. As President, Mr. Porter had a share ownership requirement of 4 times base salary; refer to the “Executive Share Ownership Guidelines” section starting on page 32 for details.

7.	On December 6, 2013, the board approved changes to the corporate governance and pension committee’s charter and changed this committee’s name to the corporate governance committee.

8.	In addition to the identified key areas of experience for each director, the corporate governance committee considers each director to have a wealth of experience in leadership and strategy formation.

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Independence of Directors

The board determines the independence of each director when it approves director nominees for shareholder election. Based on the questionnaires completed by each of the proposed nominees, the board determined that 13 of the 14 proposed nominees have no material relationship with the bank and are therefore independent. The bank’s Director Independence Standards can be found on our website at www.scotiabank.com in the Corporate Governance section. The following table sets out the relationship of the proposed nominees to the bank:

NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NOT INDEPENDENT STATUS
Guillermo E. Babatz	✓
Ronald A. Brenneman	✓
C.J. Chen	✓
Charles H. Dallara	✓
David A. Dodge	✓
N. Ashleigh Everett	✓
John C. Kerr	✓
Thomas C. O’Neill	✓
Brian J. Porter		✓	President and CEO
Aaron W. Regent	✓
Indira V. Samarasekera	✓
Susan L. Segal	✓
Paul D. Sobey	✓
Barbara S. Thomas	✓

Interlocking Directorships

The board reviews interlocking board memberships among our directors to determine whether any common board memberships impair the ability of the involved directors to exercise independent judgment as bank directors. No more than two directors may sit on the same public company board without the consent of the corporate governance committee. The only directors of the bank who serve together on the boards of other public companies (including committee memberships) are as set out below. The board is of the view that this one interlock does not pose any issues.

CORPORATION	DIRECTORS	ROLE
BCE Inc.	Mr. Brenneman	Management Resources and Compensation Committee (Chair)
	Mr. O’Neill	Chair of the Board of Directors

Director Attendance at Annual Meeting

The bank encourages board members to attend the bank’s annual meeting. At the last annual meeting, held on April 9, 2013, all of the proposed nominees for director, who were directors at that time, attended, except Mr. Dodge.

Board and Committee Meetings Held and Overall Attendance Levels

Below is a summary of board and committee meetings held during fiscal 2013. The directors have the opportunity to hold “in camera” sessions without management present at every board and committee meeting. An “in camera” session without management present was held at every board meeting during fiscal 2013.

BOARD/COMMITTEE	NUMBER OF MEETINGS[1]	ATTENDANCE AT ALL MEETINGS
Board	9	100%
Audit and Conduct Review Committee	6	100%
Corporate Governance and Pension Committee[2]	6	100%
Executive and Risk Committee	10	100%
Human Resources Committee	7	100%
Total Number of Meetings Held	38	100%

1.	In addition, there were 9 meetings held with regulators, shareholders or shareholder activist groups during fiscal 2013.
2.	On December 6, 2013, the committee’s name was changed to the corporate governance committee.

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Summary of Attendance of Directors

A summary of attendance for board and committee members during fiscal 2013 is set out below:

NAME	BOARD MEETINGS ATTENDED		COMMITTEE MEETINGS ATTENDED			TOTAL MEETINGS ATTENDED
Ronald A. Brenneman[1]	9 of 9	100%	5 of 5 ERC (Chair) 5 of 5 ERC 7 of 7 HRC	100 100 100	% % %	26 of 26	100%
C.J. Chen[10]	9 of 9	100%	6 of 6 CGPC	100%		15 of 15	100%
Charles H. Dallara[2]	2 of 2	100%	N/A			2 of 2	100%
David A. Dodge	9 of 9	100%	10 of 10 ERC	100%		19 of 19	100%
N. Ashleigh Everett[10]	9 of 9	100%	6 of 6 CGPC (Chair) 10 of 10 ERC	100 100	% %	25 of 25	100%
John C. Kerr	9 of 9	100%	10 of 10 ERC 7 of 7 HRC (Chair)	100 100	% %	26 of 26	100%
John T. Mayberry[3,10]	9 of 9	100%	6 of 6 ACRC 6 of 6 CGPC 10 of 10 ERC 4 of 4 HRC	100 100 100 100	% % % %	35 of 35	100%
Thomas C. O’Neill[4]	9 of 9	100%	6 of 6 ACRC (Chair) 9 of 9 ERC	100 100	% %	24 of 24	100%
Brian J. Porter[5]	5 of 5	100%	– –	– –		5 of 5	100%
Aaron W. Regent[6,10]	5 of 5	100%	3 of 3 ACRC 2 of 2 CGPC	100 100	% %	10 of 10	100%
Indira V. Samarasekera[7,10]	9 of 9	100%	3 of 3 ACRC 2 of 2 CGPC 7 of 7 HRC	100 100 100	% % %	21 of 21	100%
Susan L. Segal[10]	9 of 9	100%	6 of 6 ACRC 6 of 6 CGPC	100 100	% %	21 of 21	100%
Allan C. Shaw[8]	4 of 4	100%	5 of 5 ERC (Chair) 3 of 3 HRC	100 100	% %	12 of 12	100%
Paul D. Sobey	9 of 9	100%	6 of 6 ACRC 6 of 6 CGPC	100 100	% %	21 of 21	100%
Barbara S. Thomas	9 of 9	100%	6 of 6 ACRC 7 of 7 HRC	100 100	% %	22 of 22	100%
Richard E. Waugh[9]	9 of 9	100%	5 of 5 ERC	100%		14 of 14	100%
TOTAL	124 of 124	100%	174 of 174	100%		298 of 298	100%

Legend:

ACRC – Audit and Conduct Review Committee	ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee	HRC – Human Resources Committee

Note:	The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2013.

1.	Mr. Brenneman was appointed chair of the ERC on April 9, 2013; previously he was a member.

2.	Dr. Dallara was appointed to the board on September 23, 2013 and a member of the ACRC on September 24, 2013. Dr. Dallara attended one ACRC meeting by invitation prior to his appointment, and one joint ERC/HRC meeting by invitation.

3.	Mr. Mayberry was appointed a member of the HRC effective April 9, 2013; previously he was an ex-officio member and attended 3 of 3 HRC meetings in his capacity as an ex-officio member.

4.	Mr. O’Neill attended one CGPC meeting by invitation. Mr. O’Neill was not invited to attend one meeting of the ERC that was called for a single purpose, due to a conflict of interest; as a result, Mr. O’Neill attended all ERC meetings which he was eligible and invited to attend.

5.	Mr. Porter was elected a director of the bank on April 9, 2013. He is not a member of any board committee. He attended all committee meetings as a management invitee.

6.	Mr. Regent was elected a director of the bank and a member of the ACRC and CGPC on April 9, 2013. He attended one board meeting by invitation prior to his appointment.

7.	Dr. Samarasekera ceased to be a member of the ACRC and became a member of the CGPC on April 9, 2013.

8.	Mr. Shaw retired from the board effective April 9, 2013.

9.	Mr. Waugh ceased to be a member of the ERC on April 9, 2013. He attended all committee meetings as a management invitee.

10.	In addition to the 6 CGPC meetings held, a circular resolution dated October 28, 2013 was signed by all committee members entitled to vote on that resolution.

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DIRECTORS’ COMPENSATION

Our director compensation structure is designed to attract and retain qualified individuals to serve on our board and align the interests of our directors with those of our other shareholders. For example, we require our directors to receive their entire dedicated board retainer in either bank common shares or Directors’ Deferred Stock Units (“DDSUs”) to ensure our directors think and act in a way that aligns their interests with those of our other shareholders. The following sections provide greater and more specific detail on director compensation at the bank.

DIRECTORS’ COMPENSATION STRUCTURE

The corporate governance committee annually reviews the director compensation structure to ensure it aligns the interests of directors and shareholders. As part of its review of the director compensation structure, the corporate governance committee considers the directors’ risks, responsibilities, time commitment, complexity of information and decisions, best practices and general market trends for director compensation, as well as the director compensation structure at each of our peers. The peer group for purposes of determining the competitiveness of our director compensation structure includes Bank of Montreal, CIBC, Royal Bank of Canada and TD Bank. If changes to our director compensation structure are necessary or appropriate, the corporate governance committee makes recommendations to the board for consideration and approval. The 2014 director compensation structure was approved by the board in October 2013.

The bank paid its non-employee directors the following fees in fiscal 2013:

Annual Retainers	($)
Non-Executive Chairman of the Board[1]	350,000
Dedicated Board Retainer[2]	90,000
Board Retainer[3]	30,000
Committee Chairs
Audit and Conduct Review Committee Chair	40,000
Executive and Risk Committee Chair	25,000
Human Resources Committee Chair	25,000
Corporate Governance and Pension Committee Chair[4]	20,000
Committee Members
Audit and Conduct Review Committee Members	6,000
Other Committee Members	3,000
Meeting Attendance Fees
Board and Committee Meeting Attendance Fee	2,000
Meeting Attendance Fee for Meetings with Regulators, Shareholders or Shareholder Activist Groups	2,000

1.	The non-executive chairman of the board receives no additional fees, except meeting attendance fees for meetings with regulators, shareholders or shareholder activist groups.

2.	Directors must take their dedicated board retainer in either bank common shares or DDSUs.

3.	Directors may choose to receive all or part of their cash retainer in bank common shares or DDSUs.

4.	On December 6, 2013, the committee’s name was changed to the corporate governance committee.

5.	Mr. Waugh, who was an officer of the bank, did not receive any fees for serving as a director. Mr. Porter, who is an officer of the bank, does not receive any fees for serving as a director.

Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business. Directors do not participate in any bank pension plans or any other bank compensation plans. Director compensation for fiscal 2013 is included below.

The only change approved to the fee structure for fiscal 2014 is an increase to the dedicated board retainer (which must be taken in either bank common shares or DDSUs) from $90,000 to $100,000. Changes were also made to the share ownership guidelines as described on page 16.

Scotiabank  14

Directors’ Compensation

Compensation earned by directors for fiscal 2013, as per the arrangements outlined above, is set out below.

In fiscal 2013, all non-executive directors of the bank received 100% of their compensation in the form of DDSUs, except for the following directors:

NAME	ANNUAL DEDICATED RETAINER	OTHER ANNUAL FEES
Ronald A. Brenneman	100% DDSUs	100% cash
Charles H. Dallara	100% DDSUs	100% cash
David A. Dodge	100% DDSUs	100% cash
John C. Kerr	100% DDSUs	100% cash
Allan C. Shaw	100% DDSUs	100% cash

1.	Mr. Waugh did not and Mr. Porter does not receive fees for serving as a director. Messrs. Brenneman, Dodge and Kerr exceed the current share ownership requirement, as did Mr. Shaw who retired from the board on April 9, 2013. Dr. Dallara, who was appointed to the board on September 23, 2013 has five years to meet the requirement. Mr. Babatz was appointed to the board on January 28, 2014 and has elected to receive the dedicated retainer in DDSUs and his remaining fees in cash. Mr. Babatz has five years to meet the requirement.

Directors’ Compensation for Fiscal 2013

	RETAINERS					ATTENDANCE FEES
NAME	BOARD ($)	DEDICATED ($)	COMMITTEE CHAIR ($)	COMMITTEE MEMBER ($)	NON-EXECUTIVE CHAIRMAN ($)	BOARD MEETINGS ($)	COMMITTEE MEETINGS[1] ($)	OTHER MEETINGS[2] ($)	TOTAL FEES EARNED ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Ronald A. Brenneman[3]	30,000	90,000	14,583	4,250	–	18,000	34,000	4,000	194,833	–	194,833
C.J. Chen[1,4]	30,000	90,000	–	3,000	–	18,000	12,000	–	153,000	20,326	173,326
Charles H. Dallara[5]	2,500	7,500	–	500	–	4,000	4,000	–	18,500	–	18,500
David A. Dodge	30,000	90,000	–	3,000	–	18,000	20,000	2,000	163,000	–	163,000
N. Ashleigh Everett[1]	30,000	90,000	20,000	3,000	–	18,000	32,000	–	193,000	–	193,000
John C. Kerr	30,000	90,000	25,000	3,000	–	18,000	34,000	2,000	202,000	–	202,000
John T. Mayberry [6]	–	–	–	–	350,000	–	–	10,000	360,000	7,140	367,140
Thomas C. O’Neill[7]	30,000	90,000	40,000	3,000	–	18,000	32,000	8,000	221,000	–	221,000
Brian J. Porter[8]	–	–	–	–	–	–	–	–	–	–	–
Aaron W. Regent[1,9]	17,500	52,500	–	5,250	–	12,000	10,000	–	97,250	–	97,250
Indira V. Samarasekera[1,10]	30,000	90,000	–	7,250	–	18,000	24,000	2,000	171,250	–	171,250
Susan L. Segal[1]	30,000	90,000	–	9,000	–	18,000	24,000	2,000	173,000	–	173,000
Allan C. Shaw[11]	12,500	37,500	10,417	1,250	–	8,000	16,000	2,000	87,667	2,878	90,545
Paul D. Sobey	30,000	90,000	–	9,000	–	18,000	24,000	2,000	173,000	–	173,000
Barbara S. Thomas	30,000	90,000	–	9,000	–	18,000	26,000	–	173,000	–	173,000
Richard E. Waugh[12]	–	–	–	–	–	–	–	–	–	–	–
TOTAL	332,500	997,500	110,000	60,500	350,000	204,000	292,000	34,000	2,380,500	30,344	2,410,844

Legend:

ACRC – Audit and Conduct Review Committee	ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee	HRC – Human Resources Committee

1.	Committee meeting attendance fees exclude the payment of $2,000 in the first quarter of 2014 to members of the CGPC, entitled to vote on that resolution, in relation to a circular CGPC resolution dated October 28, 2013.

2.	The following non-management directors attended one or more meetings with regulators, shareholders or shareholder activist groups in fiscal 2013: Messrs. Brenneman, Dodge, Kerr, Mayberry, O’Neill, Shaw, Sobey, Dr. Samarasekera and Ms. Segal.

3.	Mr. Brenneman was appointed chair of the ERC on April 9, 2013; previously, he was a member.

4.	Mr. Chen received U.S.$19,500 in fees in fiscal 2013 for acting as a director of BNS Asia Limited (C$20,326 based on the October 31, 2013 exchange rate of 1.042370).

5.	Dr. Dallara was appointed to the board on September 23, 2013 and a member of the ACRC on September 24, 2013. Dr. Dallara attended one ACRC meeting by invitation prior to his appointment, and one joint ERC/HRC meeting by invitation for which he was paid.

6.	Mr. Mayberry is chairman of the board and does not receive attendance fees except for attending meetings with regulators, shareholders or shareholder activist groups. Mr. Mayberry was appointed a member of the HRC on April 9, 2013; previously, Mr. Mayberry was an ex-officio member and attended three meetings in his capacity as an ex-officio member. In his capacity as chairman, Mr. Mayberry has the use of a parking space, valued at $7,140.

7.	Mr. O’Neill attended one CGPC meeting by invitation for which he was paid.

8.	Mr. Porter was elected to the board on April 9, 2013. Mr. Porter does not receive fees for serving as a director.

9.	Mr. Regent was elected to the board and appointed a member of the ACRC and CGPC on April 9, 2013. Prior to his election, Mr. Regent attended one board meeting by invitation for which he was paid.

10.	Dr. Samarasekera ceased to be a member of the ACRC on April 9, 2013. Dr. Samarasekera was appointed a member of the CGPC on April 9, 2013.

11.	Mr. Shaw retired from the board effective April 9, 2013. He was given a gift on his retirement valued at approximately $2,878.

12.	Mr. Waugh ceased to be a member of the ERC on April 9, 2013. Mr. Waugh did not receive fees for serving as a director.

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Directors’ Share Purchase Plan

To encourage share ownership by directors, the bank has a Directors’ Share Purchase Plan (“DSPP”) under which directors can use some or all of their fees to buy bank common shares at market prices.

Directors’ Deferred Stock Unit Plan

To further align the interests of directors with those of other shareholders, under the DDSU Plan, in lieu of cash, directors may elect to receive all or a portion of their fees in DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank. The redemption value of a DDSU is equal to the market value of a bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the bank discontinued granting stock options to directors. As of November 2, 2012, there were no outstanding options under the plan.

Share Ownership Guidelines

On October 29, 2013, the board agreed to strengthen the bank’s share ownership guidelines. Effective November 1, 2013, directors are required to hold bank common shares and/or DDSUs with a value of not less than $500,000 (previously, the requirement was $450,000). Directors have five years from November 1, 2013 or their date of appointment, as applicable, to meet the current guidelines. As at October 31, 2013, all directors were above the target ownership level, with the exception of Ms. Segal, who was appointed to the board on December 2, 2011 and Dr. Dallara, who was appointed to the board on September 23, 2013. Ms. Segal has elected to receive 100% of her fees in DDSUs and has until 2018 to reach the $500,000 target ownership level. Dr. Dallara has elected to receive his annual dedicated board retainer in DDSUs and has until 2018 to reach the $500,000 target ownership level. Mr. Babatz was appointed to the board on January 28, 2014 and has elected to receive his annual dedicated retainer in DDSUs and has until 2019 to reach the $500,000 target ownership level.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION

The board and management believe that a strong, effective, independent board plays a crucial role in building long-term sustainable growth in shareholder value, maximizing the value shareholders receive from their investment in the bank and protecting the interests of stakeholders. The board is committed to meeting high standards of corporate governance in all aspects of the bank’s affairs.

The bank’s corporate governance practices are regulated by many different parties, including the bank’s regulator, OSFI, and the board looks to evolving best practices domestically and internationally in reviewing its corporate governance practices. Our practices:

•

Meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”) – which include National Instrument 52-110, National Instrument 52-109, National Policy 58-201 and National Instrument 58-101, and

•	Comply with applicable requirements of the New York Stock Exchange (“NYSE”) and SOX, including applicable rules of the U.S. Securities and Exchange Commission (“SEC”)

The bank is not required to comply with most of the NYSE corporate governance rules. However, except as summarized in the Corporate Governance section of the bank’s website (www.scotiabank.com), our practices do not differ significantly from those rules.

Appendix 1 contains a summary of our corporate governance practices, provides additional information required by the CSA, and highlights the NYSE and SOX requirements applicable to the bank. The committee reports included in this management proxy circular describe the composition and mandates of the board committees and highlight key 2013 accomplishments.

The corporate governance policies and the committee charters are also available in the Corporate Governance section of the bank’s website and in print to any shareholder who requests a copy from the bank’s Secretary. Additional information on the bank’s audit and conduct review committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the bank’s 2013 annual information form under the heading “The Bank’s Audit and Conduct Review Committee” at www.sedar.com.

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BOARD OF DIRECTORS’ REPORTING STRUCTURE

Corporate governance refers to the oversight mechanisms and the ways in which a company is governed. The bank’s board is elected by shareholders to supervise the management of the business and affairs of the bank, with a view to enhancing long-term shareholder value. The following diagram sets out the board’s reporting structure:

For further information on the bank’s corporate governance practices, see Appendix 1.

CORPORATE GOVERNANCE AT A GLANCE

PAGE(S)
13 of the 14 directors nominated for election are independent	12, 66-67
Since 2004, the board has had an independent non-executive chairman	67
The bank has had a majority voting policy since 2005 and shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation	66
Directors’ equity holdings, including bank shares and share units, are disclosed, as well as information on how many directors take their fees in bank equity and how many directors meet their share ownership requirements	6-11, 16
Directors’ voting results in the previous year’s board elections are disclosed in their biographies	6-11
The board has had term limits in place since 2011	66
Directors’ attendance (individual and aggregate) is disclosed in their biographies and subsequent tables, respectively. All directors have exceeded the board’s attendance requirements	6-13
Board committees have the authority to retain independent advisors, as determined necessary by each committee	70
There are guidelines in place for how many boards a director may serve on to ensure a director has the requisite time and attention for the bank’s affairs	69
The executive and risk committee and human resources committee hold joint sessions to discuss risk issues associated with the bank’s compensation programs	20, 24, 27
Each of the audit and conduct review committee, executive and risk committee and human resources committee has requirements addressing member qualifications to ensure that directors with appropriate experience serve on these committees	18, 20, 23, 70
The board and its committees are responsible for overseeing the independence of the bank’s finance, risk management, compliance and audit functions	18, 20
The audit and conduct review committee and executive and risk committee have “in camera” sessions scheduled at each meeting to meet with the heads of the finance, risk management, audit and compliance functions	18, 20
At each board and committee meeting, time is specifically reserved for independent discussion without management present	18-20, 24, 67
The corporate governance committee, a committee composed of independent directors, is responsible for nominating potential director candidates to the board	19, 68
The board, each committee and individual directors annually undergo an evaluation of their effectiveness	72-73
Stakeholders can communicate their concerns and questions to the chairman of the board, the bank’s independent directors and the chair of the human resources committee	Back cover

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COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Committee Composition and Mandate

Members: Thomas C. O’Neill – Chair and financial expert, Charles H. Dallara, John T. Mayberry, Aaron W. Regent, Susan L. Segal, Paul D. Sobey – financial expert and Barbara S. Thomas

The audit and conduct review committee:

•	Oversees the quality, integrity and timeliness of the bank’s financial reporting

•

Fulfills the role of the bank’s conduct review committee as required under the Bank Act, including reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest

•	Is composed solely of independent members, as determined under the bank’s Director Independence Standards

•	Is composed of members, all of whom are financially literate within the meaning of the CSA rules

•	Has more than one member who has the required attributes of a “financial expert” as defined by the SEC rules

•	Held an “in camera” session without management present at each of its six meetings in 2013

•	Held an “in camera” session with each of the Chief Auditor, Chief Financial Officer, Chief Compliance and Regulatory Officer and the shareholders’ auditors at each of its meetings in 2013

•

Retains and terminates the bank’s shareholders’ auditors, subject to shareholder approval, and evaluates their relationship with the bank, including independence and other qualifications. The bank’s shareholders’ auditors report directly to the committee.

For more detail on other activities of the committee, see the bank’s 2013 annual information form at www.sedar.com. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2013

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have fulfilled our mandate to the best of our ability for the year ended October 31, 2013. Key accomplishments include:

•

Financial Reporting: We reviewed and recommended for board approval: the 2013 annual and interim consolidated financial statements and the related management’s discussion & analysis, financial releases and the 2013 annual information form and Form 40-F. Throughout the year, we also reviewed changes to IFRS for 2014.

•

Oversight of Internal Controls: In line with our responsibility for the integrity of the bank’s financial statements and for reporting to the bank’s shareholders, we reviewed and monitored the bank’s internal control framework and we reviewed the bank’s Internal Control Policy and recommended it to the board for approval. The board approved the policy in March 2013.

•

Compliance, Regulatory and Legal Matters: We met regularly with the bank’s Chief Compliance and Regulatory Officer and also met with the Chief Anti-Money Laundering Officer. We reviewed the global compliance quarterly reports and the annual report on the bank’s compliance programs, including the anti-money laundering and anti-terrorist financing program. We also reviewed management’s reports on various regulatory reports and findings. We reviewed reports on legal actions against the bank and its subsidiaries and discussed these actions with the General Counsel and the Deputy General Counsel.

•	Guidelines for Business Conduct: We reviewed the annual declaration by the Chief Executive Officer of employee, director and officer compliance with the bank’s Guidelines for Business Conduct.

•

Internal Audit Matters: We met regularly with the bank’s Chief Auditor and Deputy Chief Auditor, who reported on the overall design and operation of the bank’s internal control, risk management and governance processes. We reviewed audit results and areas of changing importance.

•

Oversight of Control Functions: As the committee responsible for overseeing the independence of the bank’s internal audit, compliance and finance departments, we approved mandates for these departments, reviewed and approved their resources and organizational structure and evaluated their effectiveness. We expanded our oversight responsibilities to include providing views to the human resources committee on matters relating to the performance review, compensation and succession planning for the bank’s Chief Financial Officer, Chief Compliance and Regulatory Officer and Chief Auditor. As part of the board’s oversight of the bank’s control functions and the board’s practice of periodically hiring independent consultants to review these functions’ effectiveness, the committee approved the retention of an independent third party to review the bank’s finance function. We reviewed the report and its conclusions with the independent consultants and management.

•

Conduct Review Matters: We reviewed reports on the bank’s related party transactions and recommended board approval of policies and procedures for resolving conflicts of interest, restricting the use of confidential information, dealing with customer complaints and disclosure of information to customers. The board approved these policies and procedures in August 2013. We reviewed and recommended board approval of the directors’ report to OSFI on conduct review activities handled during the prior fiscal year.

•

Oversight of Shareholders’ Auditors: We reviewed the bank’s shareholders’ auditors’ audit planning report and oversaw their conduct of an audit, which included the auditors’ opinion on the effectiveness of the bank’s internal control over financial reporting. Each quarter we reviewed a listing of pre-approved services performed by the shareholders’ auditors, pursuant to the bank’s policy. We assessed the shareholders’ auditors’ performance and approved the fees paid to the shareholders’ auditors for the current year.

•

Review of Charter: We reviewed and recommended changes to the committee’s charter for the corporate governance and pension committee’s consideration and the approval of the board. The board approved these changes in June 2013. As part of the changes to our committee charter, we included new functional reporting lines for the Chief Financial Officer and Chief Compliance and Regulatory Officer to the committee, similar to the existing reporting line of the Chief Auditor.

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Corporate Governance Committee Report

Committee Composition and Mandate

Members: N. Ashleigh Everett – Chair, C.J. Chen, John T. Mayberry, Aaron W. Regent, Indira V. Samarasekera, Susan L. Segal and Paul D. Sobey

The corporate governance committee:

•	Oversees the bank’s governance culture and advises the board on ways to enhance the bank’s corporate governance, consistent with emerging best practices

•

Identifies and recommends qualified director nominees, mindful of the bank’s Director Independence Standards, required skill sets for committees and the board as a whole, and the board diversity policy

•

Was previously responsible for overseeing the administration of the Scotiabank Pension Plan by overseeing that the plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation. The pension responsibilities were re-allocated to the human resources committee as of December 6, 2013, and the committee concurrently changed its name to the corporate governance committee.

•	Is composed solely of independent directors

•	Held an “in camera” session without management present at each of its six meetings in 2013

For more detailed information about the bank’s system of corporate governance, please see the discussion in Appendix 1 to this management proxy circular. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2013

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2013. Key accomplishments include:

•

Board Succession: Throughout the year, we reviewed current board and committee demographics, skills and expertise with a view to assessing potential candidates for directors. We retained an external advisor to assist the committee in this work. We also addressed board succession planning in light of scheduled retirements, including the selection of a new non-executive chairman upon Mr. Mayberry’s retirement at the end of the 2014 annual meeting. As part of the committee’s responsibilities for board succession and director nominations, we recommended to the board the nominations of Mr. Regent and Mr. Porter, who were elected at the April 9, 2013 annual meeting of shareholders. We also recommended the appointment of Dr. Dallara, who was appointed to the board effective September 23, 2013 and Mr. Babatz, who was appointed to the board effective January 28, 2014.

•

Committee Composition: We reviewed committee composition with a view to enhancing skills and gaining new perspectives on the board’s various committees and recommended to the board for approval changes to committee composition, including the appointment of a new chair of the executive and risk committee upon the retirement of the prior committee chair.

•

Board and Committee Assessments: As part of the board’s annual self-assessment process, we refined our questionnaire and interview process to better track trends and patterns in viewpoints that are raised as part of the self-assessment process. We reviewed the results of the board’s annual self-assessment, including the director questionnaires on corporate governance and the director interview and peer evaluation process. We also reviewed potential external advisors to assist the committee in conducting an independent assessment of board effectiveness in the future. No material issues were raised as part of the 2013 assessments.

•

Director Compensation and Share Ownership: We reviewed director compensation and share ownership requirements and recommended that the board increase the current level of director compensation by increasing the dedicated board retainer from $90,000 to $100,000 (for a total board retainer of $130,000) in order to better align director compensation with that of the bank’s peer group. We concurrently recommended that the director share ownership requirement be increased to $500,000. Directors have five years from November 2013, or their date of appointment, as applicable, to meet these guidelines. The board approved these changes in October 2013.

•

Review of Corporate Governance Practices: We did a comprehensive review of the bank’s corporate governance policies, committee charters and other mandates and recommended amendments to the board for approval. The board approved these amendments in June 2013.

•

Board Meeting Schedules: We reviewed and recommended to the board for approval, meeting schedules for the board, including off-site meetings in other areas of Canada, and in international locations so the board can visit international subsidiary operations.

•

Focus on Board Diversity: As part of the committee’s responsibilities for assessing director nominees and reviewing board composition, we approved a board diversity policy. As part of this policy, we acknowledged the board’s commitment to consider candidates who are highly qualified based on their experience, perspectives and personal skills, and to consider diversity criteria including gender, age, ethnicity and geographic background. As part of this commitment to board diversity, the bank became a signatory to the Catalyst Accord.

•

Orientation and Continuing Education: We oversaw the board’s continuing education program, and reviewed and accommodated director requests for specific education seminar topics. We also reviewed the content of the board’s orientation program for new directors and for new committee members.

•

Corporate Governance Disclosure and Shareholder Proposals: We reviewed and recommended to the board for approval the bank’s corporate governance disclosure as set out in the management proxy circular and the bank’s responses to shareholder proposals.

•

Pension Matters: We reviewed reports on the activities of the bank’s Pension Administration and Investment Committee and approved that committee’s charter. We reviewed reports on the Scotiabank Group Global Pension Plans, including actuarial valuations, and we approved amendments to the Statement of Investment Policies and Procedures for the Scotiabank Pension Plan. We approved the audited financial statements for the Scotiabank Pension Plan and recommended amendments to the Scotiabank Pension Plan to the board for approval.

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Executive and Risk Committee Report

Committee Composition and Mandate

Members: Ronald A. Brenneman – Chair, David A. Dodge, N. Ashleigh Everett, John C. Kerr, John T. Mayberry and Thomas C. O’Neill

The executive and risk committee:

•	Advises executive management on highly sensitive or major strategic issues

•	Assists the board in fulfilling its risk management responsibilities by:

•	Reviewing and approving credit, investment, liquidity, operational, insurance and market risks

•	Reviewing and approving all significant counterparty, industry, market and portfolio risks and limits

•	Reviewing, monitoring and approving risk-related policies, procedures and standards

•	Overseeing the bank’s risk management function

•	Periodically examining public issues potentially affecting the bank, reporting to the board on them, and recommending policies to address them as required

•

May, in its capacity as an executive committee of the board, exercise all of the powers of the board, subject to the limitations set out in the Bank Act and such other limitations as the board may determine from time to time, during intervals between meetings of the board

•

Is composed solely of independent directors, having changed its composition as part of the board’s annual review and appointment of committees, and of directors with risk management or related business experience

•	Held an “in camera” session without management present at each of its nine regularly scheduled meetings in 2013, and also met separately with the Chief Risk Officer at eight of those meetings

•	Includes the chairs of the three other board committees in its membership

For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2013

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2013. Key accomplishments include:

•

Review of Significant Credit and Market Risk Exposure: We reviewed significant credit and market risk exposures throughout the year and reviewed various industry sector analyses. We approved the bank’s credit risk appetite in January 2013 and a new Credit Risk Policy in October 2013.

•

Review of Risk Appetite Framework: We reviewed and recommended to the board for approval, the bank’s 2013 Risk Appetite Framework in January 2013 and also reviewed its alignment with the bank’s strategic plan.

•

Review of Risk Related Policies: We reviewed and recommended to the board for approval: the bank’s Risk Policy Framework; the Cross Border Country Credit Risk Management Guidelines and Cross Border Limits; the Market and Structural Risk Management Policy; the Operational Risk Management Policy and Framework; the Catastrophic Risk Management Policy; the Stress Testing Policy and Framework; and the Insurance Risk Management Policy and Framework.

•

Global Risk Management Reports: We reviewed quarterly reports from the bank’s Global Risk Management (“GRM”) department which presented enterprise-wide views of the bank’s aggregate risk profile, and included reviews of risk management programs, credit, market, liquidity, operational, stress testing and economic and regulatory capital risks. As part of its discussions with GRM, the committee also discussed the top emerging risks facing the bank.

•

Oversight of GRM: As the committee responsible for overseeing GRM’s independence, we reviewed GRM’s resources and the mandates of the Chief Risk Officer and GRM. We oversaw and responded to an independent third party review of GRM’s effectiveness, and assessed the Chief Risk Officer’s effectiveness.

•

Succession Planning for Role of Chief Risk Officer: As part of our responsibilities for overseeing GRM, we addressed the succession planning for the role of Chief Risk Officer and recommended to the board the appointment of a new Chief Risk Officer who was appointed in August 2013 upon the retirement of the bank’s Chief Risk Officer.

•

Crisis Management Plan: We reviewed with management and approved the bank’s crisis management plan (recovery), in advance of presentation to the board and to OSFI. We also reviewed and recommended to the board for approval the bank’s Financial Crisis Management Program – Recovery Plan Policy and Financial Crisis Management Program Framework.

•	Reputational Risk Report: We reviewed management’s report on the bank’s reputational risk management and the activities of the reputational risk committee.

•

Annual Review of the Committee’s Charter: We reviewed and recommended changes to the committee’s charter for the corporate governance and pension committee’s consideration and the approval of the board. The board approved these changes in June 2013 and included among the changes were the committee’s responsibilities for providing views to the human resources committee on matters relating to the performance review, compensation and succession planning for the bank’s Chief Risk Officer, and the committee’s authority to meet with the bank’s Chief Financial Officer, as requested from time to time. As part of the changes to our committee charter, we included a new functional reporting line for the Chief Risk Officer to the committee. We also changed the composition requirements of this committee, allowing only non-management directors to serve on the committee.

•

Joint Meetings with Human Resources Committee: We held joint meetings with the human resources committee to review risks associated with the bank’s material compensation and incentive programs (see page 27) and to discuss the performance assessment of the Chief Risk Officer. Four such meetings were held in fiscal 2013.

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EXECUTIVE COMPENSATION – COMPENSATION DISCUSSION AND ANALYSIS

LETTER TO SHAREHOLDERS

Dear Shareholder,

The executive compensation program at Scotiabank is designed to attract, motivate, and reward high-calibre employees for executing and advancing the bank’s strategy to create and sustain shareholder value.

Our compensation philosophy is to pay for performance, and thus, we place a strong emphasis on incentive compensation that is balanced across key performance metrics and aligned with the bank’s risk appetite.

To assist you in making an informed Say on Pay vote, we are committed to providing clear and straightforward disclosure of our executive pay practices. We are pleased to share this summary of Scotiabank’s 2013 performance and how those results affected 2013 executive pay.

2013 Performance

In 2013, in spite of a continuing climate of moderate economic growth, Scotiabank met or exceeded all financial targets and delivered strong results with record net income of $6.7 billion. These results were achieved with balanced contributions from all business lines across a unique geographic footprint, while maintaining a prudent approach to risk management and disciplined expense controls.

Diluted earnings per share (EPS) were $5.15, return on equity was strong at 16.4% and total revenues grew by 8% to $21.7 billion. Adjusting for the real estate gains realized in 2012 and non-recurring items from 2013, revenue increased 12%, net income grew by 15% and diluted earnings per share increased 10.2% year over year. Return on equity was lower than the 17.6% achieved in 2012 (adjusted for the real estate gains) due to the effect of the bank’s higher capital levels. We increased our dividend payments to shareholders with an annual payment of $2.39 per share for fiscal 2013, up 9% from last year. We raised our quarterly dividend twice during the year – once in the second quarter and again in the fourth quarter.

The bank’s performance in fiscal 2013 contributed to a strong total shareholder return of 21.7%. Scotiabank’s track record of consistent and predictable earnings has led to total compound annual shareholder returns of 14.2% over the last five years and 10.9% over the last 10 years.

Financial performance highlights

* Lower productivity ratio reflects better performance.

Non-financial performance highlights

•    Corporate Social Responsibility: recognized as a leader in CSR, including recognitions by Dow Jones Sustainability North American Index and STOXX rating agency

•    Employee Engagement: satisfaction level among Scotiabank employees continued to be strong worldwide, and remained in top 10% of global financial institutions

•    Customer: high levels of customer satisfaction and loyalty exceeded targets

Scotiabank also performed well on non-financial measures in 2013, including customer, risk management, employee engagement, and corporate social responsibility (see page 34). In addition, for the second year in a row, Scotiabank was named Bank of the Year in Canada by The Banker Magazine. The bank was also honoured with this distinction in the British Virgin Islands, Guyana, Jamaica and Trinidad & Tobago.

Performance and Compensation of the CEO

As highlighted above, Scotiabank delivered another year of solid financial results that not only exceeded our plans but also exceeded those of our peers on several key metrics. Both financial and non-financial results were considered when determining compensation. Our customer and operational targets were either met or exceeded, and we also improved on our people goals and continue to set and work towards meeting stretch targets. An independent assessment conducted by the Chief Risk Officer concluded that the bank operated within its risk appetite and that there was no need to adjust the bank’s various bonus pools for risk.

In consideration of the bank’s performance and his individual performance in 2013, the final year of his 43 year tenure with Scotiabank, the board approved a total compensation package for Mr. Waugh of $11,120,000. This represents a slight increase over 2012 in which the bank also delivered strong results. This includes a short-term incentive award of $1,400,000 (up 1.4%) and mid- and long-term incentive awards of $8,220,000. With 85% of his total incentive deferred and at-risk based on the bank’s future performance, this reflects excellent alignment with the interests of our shareholders. The board believes the compensation awarded to Mr. Waugh reflects his exemplary contribution and leadership in 2013.

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The graph below demonstrates that the relationship between compensation earned by the CEO over the past five years aligns with the bank’s business performance and strong returns to shareholders. Total CEO compensation includes both realized compensation (base salary and bonus, the value of any stock option exercises, and performance share unit payments) and unrealized compensation (the changes in value of outstanding performance share units and stock options). The graph also demonstrates that Scotiabank has outperformed its peers from a shareholder perspective for the past several years.

NOTE: For the purposes of this graph, equity compensation is valued as of December 31 for each calendar year, and we include the incentive awards paid and/or granted after the end of the fiscal year to reflect decisions made during the compensation reviews. The values exclude equity compensation awards granted to Mr. Waugh prior to becoming CEO. The “shareholder return” values assume all dividends are reinvested.

Please refer to page 43 for further details on the peer group and total shareholder return calculations.

CEO Succession

In 2013 the board executed an effective CEO succession process that culminated in the appointment of Mr. Porter to the role of President and CEO on November 1, 2013. This was following his appointment as President one year earlier. This one year period, during which the President and CEO roles were split, provided for an orderly transition of responsibilities to Mr. Porter. As well, the move of Mr. Waugh into the Deputy Chairman position at year-end served to further enhance continuity for the bank until Mr. Waugh’s departure at the end of January 2014.

Our Approach to Compensation

Scotiabank’s executive compensation practices reflect appropriate board oversight, regulatory compliance, prudent risk management and alignment with long-term shareholder value. These practices are strictly maintained to ensure that our executives are rewarded for performance and prudent risk management. Additional details about our executive compensation practices and programs are available in the Best Practices in Executive Compensation at a Glance section on page 25 and the Executive Compensation Programs in Detail section beginning on page 28.

In December 2013, we reduced the mix of options from 50% to 40% of equity for our CEO and other senior executives. The board will continue to review the components of our compensation mix in future years. We also considered compensation decisions and outcomes for the broader employee population, including vertical pay comparisons, when recommending compensation for the CEO.

Our Commitment to Shareholders

Scotiabank believes transparent communication is a critical component of our executive compensation practices. The human resources committee works closely with our independent advisor to review and recommend compensation programs to the board that support our strategy and are fair and reasonable to our stakeholders: our customers, our shareholders and our employees, including the executive team. The compensation awarded to our Named Executive Officers, as detailed on pages 36-42 reflect the outcome of a rigorous process used to determine compensation at Scotiabank, as set out in the compensation discussion and analysis which follows.

The committee is pleased with the positive feedback received in 2013 from the Canadian Coalition for Good Governance on our 2012 disclosure, as well as positive reports from Institutional Shareholder Services, a proxy advisory firm. Our Say on Pay vote in 2013 continued at a strong 94.4% (2012 94.4%). We were also the third highest rated company (and highest rated bank) in the Globe and Mail’s 2013 Board Games report.

Thank you for your ongoing feedback and support of our approach to executive pay for performance. We invite you to review the information in this management proxy circular and ask for your support of our practices through your positive support of the Say on Pay vote. As always, we welcome your feedback, comments and questions through executive.compensation@scotiabank.com.

Sincerely,

John C. Kerr Chair of the Human Resources Committee	John T. Mayberry Chairman of the Board

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HUMAN RESOURCES COMMITTEE REPORT

Committee Composition and Mandate

Members: John C. Kerr – Chair, Ronald A. Brenneman, John T. Mayberry, Indira V. Samarasekera and Barbara S. Thomas

The human resources committee has five members who collectively have the knowledge, experience and background in compensation, human resources, finance, risk management and general business leadership/management required to fulfill the committee’s mandate. A description of the human resources committee members’ experience and expertise can be found on page 24.

All are independent directors under the Director Independence Standards. None has ever served as an executive of the bank.

The human resources committee is responsible for:

•	Overseeing robust succession plans to provide effective leadership

•	Reviewing compensation principles and alignment of these compensation principles with the bank’s pay for performance strategy as well as our risk appetite

•	Monitoring compensation and governance trends, staying abreast of regulatory requirements and monitoring compliance

•	Reviewing major compensation programs and making recommendations to the board with respect to compensation plans

•	Reviewing compensation disclosure and recommending approval to the board prior to publication

•

The pension responsibilities of the corporate governance committee were shifted to the human resources committee on December 6, 2013. As a result, the human resources committee is now responsible for overseeing the administration of the Scotiabank Pension Plan by overseeing that the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation.

For a full list of duties and responsibilities, see the human resources committee’s charter in the Corporate Governance section of the bank’s website. The committee reviews the charter every year and updates it as needed to reflect best practices.

Each member of the committee also sits on a related committee of the board to inform committee decisions and align them with the work of these committees, as appropriate:

HUMAN RESOURCES COMMITTEE	AUDIT AND CONDUCT REVIEW COMMITTEE	CORPORATE GOVERNANCE COMMITTEE[1]	EXECUTIVE AND RISK COMMITTEE
John C. Kerr, Chair			Member
Ronald A. Brenneman			Chair
John T. Mayberry*	Member	Member	Member
Indira V. Samarasekera		Member
Barbara S. Thomas	Member

*	Non-executive chairman of the board.
1.	Prior to December 6, 2013, the committee’s name was the corporate governance and pension committee.

Committee Report on Key Accomplishments for 2013

Every year, the human resources committee creates and executes a detailed work plan, and conducts an effectiveness review to be sure we are fulfilling our mandate. We believe that we met the work plan and fulfilled our mandate to the best of our ability this year. In 2013, we:

•

Reviewed Compensation Programs: Taking into account evolving best practices, especially related to alignment of compensation with the bank’s risk profile and risk time horizon. We continued to review the alignment of compensation policies and programs with evolving compensation best practices and principles released by the Institute of International Finance (“IIF”), the Financial Stability Board (“FSB”), the Financial Conduct Authority (“FCA”) and CCGG.

•

Reviewed Study on Horizontal Benchmarking: We reviewed a comprehensive study by Meridian Compensation Partners on horizontal benchmarking and its potential impact. We also engaged Meridian to conduct a review of our compensation programs and invited them to present their findings to the committee. Meridian concluded that our programs and practices respecting executive compensation are sound, meet the recommendations and have the safeguards referenced in the study.

•	Reviewed Global Benefits programs: The benefits programs across all regions were reviewed for design, competitiveness to local markets, and alignment to the bank’s program’s objectives and principles.

•	Reviewed Executive Pension Plan: Reviewed the bank’s executive pension arrangements, including the design, competitiveness, costs and governance trends.

•	Made Executive Compensation Recommendations to the Board: For compensation to be awarded to the CEO, the President, their direct reports, and all of the Executive Vice-Presidents.

•	Reviewed and Approved Mandates: For the Executive Vice-Presidents and above.

•

Succession Planning: Continued the execution of a well-defined process which culminated in the appointment of a new CEO and provided for an orderly transition through the creation of the Deputy Chairman role. For more on succession planning, please refer to page 64.

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•

Oversaw Leadership Strategy: We reviewed the leadership strategy effectiveness and outcomes as it applies to all executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. We also assessed potential candidates for all key roles in the bank, including the CEO. To ensure a balanced perspective, this assessment is done independently through direct discussion and interaction as well as in conjunction with the CEO, President, Vice-Chairman and Chief Operating Officer, and the Executive Vice-President, Global Human Resources.

•	Met with Shareholders and Regulators: To discuss executive compensation philosophy and disclosure, and to address specific questions.

•	Reviewed Compliance with Governance and Regulatory Environment: We regularly received updates on the regulatory environment for compensation, including the FSB principles.

•

FCA Remuneration Code (“the Code”) Requirements: To oversee the compensation policies, practices and final awards for material risk employees (“Code Staff”) in the United Kingdom and ensure that they are in compliance with the Code.

•

Held Joint Sessions with the Executive and Risk Committee of the Board: To provide the Chief Risk Officer and the executive and risk committee with the opportunity to discuss risks associated with the design and funding of the bank’s material compensation programs.

Human Resources Committee Members’ Experience and Expertise

The members of the human resources committee have significant collective expertise and experience in human resource management, leadership and compensation, which the committee uses to make fair and balanced decisions on a wide variety of pay and people related matters. Each member brings unique experience and perspective to the committee, which enhances its decision-making abilities. All are independent directors. None has ever served as an executive of the bank. Messrs. Kerr, Brenneman (as chair) and Mayberry also are all members of the executive and risk committee and bring their risk management experience to matters before the committee.

John C. Kerr (chair) is a long-standing board and human resources committee member, having served on the board for the last 14 years and as chair of the human resources committee since March 3, 2009. He contributes to the committee with his institutional knowledge of the bank’s human resources, talent and compensation governance policies, practices and history. Mr. Kerr also brings valuable experience in executive compensation and governance to the committee as a private investor, the former managing partner of Lignum Forest Products LLP, and as President of the Vancouver Professional Baseball LLP.

Ronald A. Brenneman has served as a bank director for the last 13 years and on the human resources committee for the last nine years. He brings experience in leadership, human resources and compensation matters as the former Executive Vice-Chairman of Suncor Energy Inc. and the former President and Chief Executive Officer of Petro-Canada. Mr. Brenneman also has direct experience that is relevant to his responsibilities in executive compensation as Chair of the Management Resources and Compensation Committee of BCE Inc. and as a member of the People and Compensation Committee of WestJet Airlines Ltd.

John T. Mayberry joined the board in 1994 and has brought a significant amount of board, management and executive compensation experience to the bank. He served on the human resources committee from 1998 to 2004 and from 2006 to 2009. He became an ex-officio member of the human resources committee on March 3, 2009 and then became a full member in April 2013. Mr. Mayberry also currently serves as the chairman of the board and as a member of the board’s other three committees. He is the retired Chairman and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products.

Dr. Indira V. Samarasekera joined the board in 2008 and the human resources committee in 2009. Dr. Samarasekera contributes leadership and academic experience outside of the private sector. Her strong advisory experience in academia and government, as gained through service as the President and Vice-Chancellor of the University of Alberta, former Vice-President, Research at the University of British Columbia, and former member of the Prime Minister’s Advisory Committee on Public Service Renewal, bring additional balance and perspective to the committee. Also, as a former board member of the Conference Board of Canada, and as a member of the Science, Technology and Innovation Council of Canada, Dr. Samarasekera adds public and social sector governance experience on people related matters to the committee.

Barbara S. Thomas has served as a director for the last nine years and on the human resources committee for the last six years. Ms. Thomas served in the top leadership role at Ocean Spray Company as interim Chief Executive Officer and also served in senior roles at Pillsbury Canada Ltd. and Warner-Lambert Consumer Healthcare Company. Ms. Thomas has also served as a director at Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas currently serves as a director of the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas brings broad executive experience on executive compensation, talent, and governance. Ms. Thomas brings a perspective from outside the financial services industry.

Independent Advisor

To perform our duties, we retain the services of a qualified and independent advisor. We have an independent advisor policy, which specifies the scope of services permitted to be performed by our advisor. To ensure that the services provided are not compromised, the policy specifies that:

•	Management does not use the services of the independent advisor

•	Fees are reported at each committee meeting, and all fees paid to the independent advisor are disclosed, along with a detailed description of all related activities

•	“In camera” sessions are held at every meeting with the independent advisor – with no bank executives present

Frederic W. Cook & Co., Inc. (“FWC”) provided the following services in 2013 to the human resources committee as independent advisor:

•	A review of executive compensation practices, program design, and competitive analysis on CEO compensation underlying total compensation level and mix based on best practice and performance

•	Updates on ongoing and emerging trends in executive compensation and governance best practices

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•	Perspective on appropriate total compensation mix and levels, based on competitive practice and performance

•	A review of materials well in advance of meetings to identify any issues for the human resources committee’s consideration when evaluating compensation program design proposals

FWC was hired in September 2009 following a review of various consulting firms by the human resources committee. The fees incurred by FWC in fiscal 2012 and 2013 for independent advisor services provided exclusively to the committee are presented in the table below. FWC did not provide the bank with any other services in either year. FWC has confirmed to the bank that the fees paid to FWC by the bank are immaterial and insignificant relative to its revenue and, therefore, FWC’s independence is not impacted by the fees.

	FISCAL 2013		FISCAL 2012
Executive Compensation-Related Fees	Cdn $	130,901	Cdn $	108,179
All Other Fees		–		–

BEST PRACTICES IN EXECUTIVE COMPENSATION AT A GLANCE

EXECUTIVE COMPENSATION PRACTICE	PAGE(S)
A letter to shareholders from the chairman of the board and the chair of the human resources committee summarizes our approach to executive compensation	21
The bank provides shareholders an advisory “say on pay” vote	4
The committee retains an independent external executive compensation expert to advise them	24
Compensation programs are aligned with the bank’s corporate strategy	26
The board has the discretion to reduce or withhold funding for annual and equity-based incentive plans if results are significantly below expectations and to reduce payouts on vesting due to risk	26, 30, 31
The Chief Risk Officer and Global Risk Management function reviews all material incentive plans from a design perspective and assesses whether there are other potential risks that should be reflected in the pool funding of material
incentive plans and that they appropriately reflect the bank’s risk appetite	26, 27, 35
Compensation awards are stress tested to ensure appropriate link between pay and performance under foreseeable scenarios	26, 27, 37
A clawback policy is in place requiring repayment of performance-related compensation where there is a material misstatement or breach of compliance rules or Guidelines for Business Conduct	26
The bank’s internal audit group conducts an annual review of compensation programs and practices and reports directly to the human resources committee	27
Detailed information is provided on the financial institutions in our comparator groups for determining pay for performance	28, 43
Executive pay is aligned with shareholders’ interests by having a significant component “at risk” and tied to mid and long-term future performance	28, 29
Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price	53
Employees are prohibited from entering into short sales, calls, and puts on any of our securities; individuals receiving equity-based awards must attest that they do not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our compensation plans. Certain senior executives must also obtain pre-clearance from the compliance department before buying or selling any BNS securities, including stock options	33
The Summary Compensation Table discloses the three year history of total compensation awarded to the Named Executive Officers (“NEOs”)	44
Shares and option awards granted after fiscal year end are reported to reflect decisions made during the 2013 compensation review	44
Annual pension benefits payable at year end and at age 65 are disclosed for the NEOs	48
Share ownership requirements are disclosed by executive level and expressed as a multiple of base salary. Share
ownership requirements for the most senior members of executive management extend into retirement	32, 33
The assessment of annual incentives considers both financial and non-financial performance measures	29, 34
The bonus committee composed of senior leaders from the bank’s control functions reviews incentive plan targets, design and funding of material plans	27
The compensation review committee composed of the heads of risk, compliance, audit and total rewards reviews individuals in key risk-taking roles for alignment of compensation with the bank’s risk appetite	27
To support the Chief Risk Officer’s independent report to the human resources committee, a formal risk scorecard is used
to assess various types of risk and the degree to which incentive funding adequately reflects this risk	30, 35
Compensation disclosure and defining criteria of employees who have a material risk impact to the bank is provided in
compliance with FSB Principles as well as qualitative information required by Basel II, Pillar 3 requirements	51, 52

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ABOUT EXECUTIVE COMPENSATION AT SCOTIABANK

Corporate Strategy

The bank’s enterprise strategy is to have highly diversified, well-balanced operations within a clearly defined global footprint. Our enterprise strategy is underpinned by an emphasis on several key dimensions that position us for continued long term success: a sound mix of good growth opportunities, high-quality earnings, strong customer relationships, and a prudent risk appetite that underpins all of our activities.

To ensure that we are executing against our enterprise strategy, the bank maintains its focus on multiple financial and non-financial measures. These measures play an important part in the assessment of overall bank performance and a key factor in the determination of annual incentive compensation for our executives. For more on these financial and non-financial measures, please see pages 34 and 35.

Philosophy: Pay for Performance

The executive compensation programs help the bank create and sustain shareholder value by:

•	Attracting high calibre executives who can advance the strategy

•	Motivating executives to act in the best interests of shareholders and other key stakeholders

•	Rewarding executives for demonstrated leadership and the achievement of strategic objectives

Because the philosophy is to pay for performance, we place a strong emphasis on at-risk incentive compensation. The result:

•	When we meet our goals we can expect executives to be compensated in aggregate at about the median of the market

•	When we exceed our goals we can expect our executives to receive compensation above the market median

•	When we fail to achieve our targets we can expect our executives to be compensated below the market median

Principles: Risk Management, Corporate Focus, Compliance

In designing our executive compensation programs, we strive to ensure that business strategy, products and compensation are aligned with the bank’s risk appetite.

•

Risk is carefully managed: so that all business performance targets and individual/department objectives can be accomplished within established risk policies, limits, processes and standards. The key metrics on which our incentive compensation plans are based are approved by the board.

•

We discourage executives from taking unreasonable and excessive risks by delivering incentive compensation through a combination of annual, mid-term and long-term incentives that reflect our risk profile and deferring a substantial portion of the incentive compensation paid to senior executives and other employees whose actions have a material impact on our risk exposure. We also place caps on annual incentive funding, stress-test potential payouts, and include share ownership and post-retirement share retention requirements to ensure alignment on a long-term basis.

•

The Chief Risk Officer and the GRM function review all material plans from a design perspective to be satisfied that they reflect the risk appetite framework of the bank. The Chief Risk Officer assesses whether there is credit risk, market risk, or operational risk (including reputational) or other potential risks that should be adjusted for in the incentive pool funding (such as concentration risk, off-balance-sheet risk and liquidity risk), or for individuals, monitors all incentive plans for adherence with the bank’s risk appetite, and recommends adjustments to the human resources and executive and risk committees, if warranted. The Chief Risk Officer reviews the amounts accrued for our material incentive programs to assess appropriate use of capital.

•

The bank measures shareholder value creation using return on equity (“ROE”). It closely monitors ROE relative to a well-established target and relative to the cost of capital to ensure that it is comfortably creating shareholder value.

•

Prior to finalizing the payout of mid-term incentive awards at vesting, the Chief Risk Officer will assess whether there are potential risks that should be reflected in the amount vesting. The human resources and executive and risk committees will make adjustments to payouts as needed for any material risk considerations or capital needs.

•

We also have a clawback policy that applies to all Vice-Presidents and above, all Managing Directors and above in Global Banking and Markets, and designated employees below the Vice-President and Managing Director level. People in these roles will forfeit outstanding awards or repay previously paid compensation if there is a personal breach of compliance rules or the Guidelines for Business Conduct. The clawback policy also applies if there is a material misstatement of results in the fiscal year of the grant in an executive’s area of responsibility. These provisions apply to all annual incentive and equity plans.

•

The board has the discretion to reduce or withhold payment under annual incentive plans should results fall significantly below expectations. In making its compensation decisions, the board takes into consideration the bank’s projected capital ratios as reflected in the bank’s annual capital adequacy report to the board. The board, at its discretion, can chose not to grant mid- and long-term incentive compensation to individuals and/or in aggregate. Furthermore, the board, at its discretion, can also choose to reduce the payout value at vesting of previously granted awards.

•

Measures for incentive programs are thoroughly reviewed by our senior executive leadership team: we have a committee of the President and CEO, the business line heads, Chief Risk Officer, Chief Operating Officer, and Chief Human Resources Officer, known as the human investment committee (“HIC”), that provides senior leaders with the opportunity to review and evaluate the key measures of our Annual Incentive Plan from an overall policy and comprehensive risk basis. HIC’s broader mandate is to review and approve all major new and changing bank-wide human resources objectives, strategies, policies and programs to align with the bank’s business priorities and goals, as well as the needs of employees and stakeholders.

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•

The executive and risk committee reviews the design and results of incentive programs: the executive and risk committee and the human resources committee meet jointly to review and approve the design, metrics, targets, and payouts of material incentive programs.

•

Key stewardship and support functions are focused on overall corporate interests: this focus ensures that compensation for executives responsible for areas such as risk management, legal, compliance, finance, internal audit, and human resources is tied to overall corporate performance rather than the performance of any one line of business they may support.

•

Independence of control functions: to enhance independence of Control Functions (finance, risk management, internal audit and compliance), the Control Function Heads have final sign-off on hiring, compensation and performance assessment for key roles.

•

Special reviews exist for key risk-taking roles: the compensation review committee – which includes the heads of risk management, compliance, internal audit, and total rewards – conducts a review to ensure there is an appropriate link between the proposed incentive awards and compliance with our policies, guidelines and risk appetite for roles that can have a material risk impact. This governance overlay is crucial to reflect risks and compliance issues that are hard to capture from a purely quantitative perspective.

•

Compensation programs are reviewed independent of management: our internal audit group conducts an annual review of our compensation programs and practices, reporting directly to the human resources committee. The results of the independent review are also provided to OSFI. The review includes all material compensation plans and programs, and assessment of the appropriateness of these plans and programs against our organizational goals and risk profile as well as FSB principles and standards, and an assessment of appropriateness of payouts relative to risk. The Chief Auditor presented the 2013 review to the committee and confirmed that the bank was in compliance with FSB Principles and Standards in all material respects.

Annual Compensation Review Process

Each year, the human resources committee reviews the total compensation packages for the top executives of the bank, including the CEO, the CEO’s direct reports, Executive Vice-Presidents and Global Banking and Markets senior leadership. The committee also reviews the compensation for key employees subject to regulation in different environments. In addition, the human resources committee reviews significant individual compensation recommendations. The human resources committee, jointly with the executive and risk committee, reviews aggregate award recommendations for base salary adjustments, annual incentive awards and equity-based awards for all other executives at the bank.

The Review Process at a Glance

The reviews are informed by recommendations from management and the human resources department and the independent consultant, as well as market data from research, surveys, and studies – including:

•

Competitive total compensation data for similar positions in our peer group – companies of similar size and scope with whom we compete for executive talent – provided by the Hay Group Limited, an external consulting firm

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•	Market trend analysis provided by consulting firms Towers Watson & Co. and McLagan Partners Inc., who also provide compensation plan design guidance

•	During 2013, none of the aforementioned firms provided services to the human resources committee or the board on the matters of director or executive compensation

Important to note:

•	Outstanding sustained individual performance is generally rewarded with higher equity compensation awards

•

When reviewing recommendations for the most senior team, the human resources committee looks at market position (i.e., how the bank pays relative to peers for similar roles) as well as individual total equity and deferred compensation holdings

•	In recommending compensation for the CEO, the committee also reviews the aggregate compensation he has earned over the previous five years relative to our performance

•	The committee also considers compensation decisions and outcomes for the broader employee population, including vertical pay comparisons, when recommending compensation for the CEO

•	At no point in the process does the CEO have any role in recommending his own compensation

The peer group used to benchmark compensation for the NEOs remains the large Canadian-based financial institutions, which includes four large banks and two major insurance companies. We have chosen these firms as peers as they represent the leading financial institutions in Canada; are comparable in size in terms of revenue, net income, and market capitalization; and are our primary competitors for talent at the executive level.

ORGANIZATION	REVENUE ($BILLIONS)	NET INCOME ($BILLIONS)	MARKET CAPITALIZATION ($ BILLIONS)	NUMBER OF EMPLOYEES (000S)
Bank of Montreal	16.3	4.2	46.8	45.6
CIBC	12.8	3.4	35.4	43.0
Royal Bank of Canada	30.9	8.4	100.9	74.2
TD Bank	27.3	6.7	87.7	78.7
Manulife Financial	29.9	1.7	24.7	27.9
Sun Life Financial	17.6	1.6	15.8	14.9
Average	22.4	4.4	51.9	47.4
Scotiabank	21.3	6.7	76.6	83.9

Note:	Comparative financial information obtained from public continuous disclosure filings for the most recently available fiscal year. Other than Manulife Financial and Sun Life Financial, whose most recent financial results are as at December 31, 2012, this table shows results as at October 31, 2013.

EXECUTIVE COMPENSATION PROGRAMS IN DETAIL

Overview of Components and Mix

In addition to base salary, the bank’s executive compensation includes a mix of annual, mid-, and long-term incentives – which are also known as “pay-at-risk,” since they are not guaranteed. Executives are also eligible to participate in group benefit, pension, and perquisite programs.

The following chart outlines our expected mix of these components by level. In determining the appropriate mix, the human resources committee considers:

•	The executive’s ability to affect results over the longer term

•	Market practice including the mix for similar positions in our peer group

•	Regulatory requirements to defer incentives

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At more senior levels, a much higher proportion of total compensation is at-risk and tied to our mid- to long-term future performance. The percentages shown here for mid-term (PSUs) and long-term (stock options) incentives are only estimates as at the time of grant, as actual value will depend on corporate performance over time. In response to stakeholder expectations and to better align with market practice we recently reduced the weighting of stock options for our CEO and other our senior executives, and will continue to review the weighting of stock options in future years.

Base Salary

Base salary compensates executives for performance of their day-to-day roles and responsibilities. Each year, the human resources committee reviews the salary for each senior executive relative to the average and median base salary for similar positions in our peer group. It recommends appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.

Annual Incentives

We currently have two annual incentive programs designed to reward executives for their contribution to the achievement of our annual goals:

•	Annual Incentive Plan (“AIP”) for eligible bank executives, including NEOs Richard E. Waugh, Brian J. Porter, Sarabjit S. Marwah and Sean D. McGuckin

•	Global Banking and Markets Incentive Plan (“GBMIP”) for eligible executives of Global Banking and Markets, including NEOs J. Michael Durland and Stephen D. McDonald

Annual Incentive Plan (AIP)

Design Overview

The AIP is an important element of Scotiabank’s performance-based compensation program for executives. We use the AIP to communicate and reinforce the bank’s strategic priorities for the year, as it provides the opportunity to earn meaningful cash incentives based on the degree to which key performance objectives are met by the bank, each business line and each executive. While AIP awards are most directly impacted by our financial results and individual performance, key operating metrics also play a role in determining the outcome of AIP awards.

The AIP rewards executives for the performance of those parts of the business they most directly impact, as well as our overall performance. Line of business performance measures are used for executives whose primary focus is on Canadian Banking, Global Wealth and Insurance, or International Banking, and there is also a country performance factor for executives in countries with large operations. To enhance collaboration across the bank, all AIP participants have a significant portion of their bonus tied to All-Bank performance. Our most senior executives and key executives in stewardship and support functions are measured entirely on All-Bank and individual performance.

Individual AIP awards are determined by business performance and individual performance, using the following formula:

Incentive Award	=	Base Salary ($)	X	Incentive Target (%)	X	Business Performance (0%-150%)	X	Individual Performance Factor (0-2.0)

The incentive award is the product of (i) base salary, (ii) incentive target percent (expressed as a percent of salary and varies by job level, local market and, at times, role), (iii) business performance factor (see page 35), and (iv) individual performance factor (a performance rating determined by the executive’s superior).

The CEO’s compensation is determined by the human resources committee based on performance as explained on page 36.

Funding at the All-Bank Level

The AIP pool is funded using metrics aligned with the bank’s strategic priorities – priorities that measure both financial and nonfinancial performance. In reflecting these priorities, incentive funding is determined using a combination of factors for a robust assessment of the bank’s performance. AIP funding also incorporates risk-adjusted measures, such as return on equity, that reflect the full range of potential risks facing the bank.

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Aggregate AIP funding is determined based on our key financial measures – return on equity (ROE), diluted earnings per share (EPS) growth, and productivity ratio – adjusted for one-time items. These measures have been selected as:

•	ROE measures the bank’s efficiency in earning profits on behalf of our shareholders and is a strong indicator of the bank’s overall annual performance

•	Diluted EPS growth measures the profitability of the bank by the increase in net income generated for common shareholders

•	Productivity ratio is a measure of our overall operating efficiency

The resulting score from the financial measures is then adjusted for the following:

•	Non-financial measures in our scorecard

•	Performance relative to our peer group

The pool may also be reduced to reflect the bank’s risk compared to the bank’s risk appetite, as well as risk as measured on the bank’s risk scorecard. The board, at their discretion, has the ultimate authority to reduce the pool to zero (no payouts) should results fall significantly below expectations.

The final board approved AIP funding factor can range from 0-150% and represents the size of the AIP pool relative to the target pool.

Deferred Compensation

In keeping with our goal of aligning the interests of senior executives with those of our shareholders, we offer eligible employees at the Senior Vice-President level and above who participate in the AIP the option of taking up to 100% of this award in Deferred Stock Units (“DSUs”). Key features of this plan:

•	Intent to defer must be made within the first month of the fiscal year in which the incentive is awarded (i.e., November)

•

Conversion to DSUs takes place at the end of the fiscal year when awards are made. The number of DSUs is based on the bank common share price at the beginning of the year, when election to participate was made. Participants can lose or benefit depending on movement in share price in the interim

•	DSUs accumulate additional units based on notional equivalents of dividends on bank common shares

•

They can be redeemed only when a participant ceases to be an employee, and must be redeemed no later than the end of the calendar year following the year in which the participant ceases to be an employee

•	DSUs can be redeemed in cash only based on the market value of bank common shares on the TSX at the time of redemption

2013 results:

The share price on the first trading date of fiscal 2013 ($54.66 as at November 1, 2012) was used to convert 2013 AIP awards into DSUs. The share price on December 20, 2013, when the conversion actually took place, was $64.75, representing a 18% increase in value for those executives who elected to receive their AIP in DSUs.

2014 program:

Executives had to notify the bank of their intent to participate in the 2014 deferred compensation plan during November 2013. The first trading date of fiscal 2014 was November 1, 2013, and the share price on that date, $63.70, will be used to convert the new AIP awards into DSUs in December of 2014.

Global Banking and Markets Incentive Plan (GBMIP)

The GBMIP rewards eligible employees of Global Banking and Markets for business results and individual performance for the given fiscal year and is aligned with risk management and shareholder objectives.

The purpose of the GBMIP is to:

•	Fund the incentive pool based on the profitability of Global Banking and Markets and the results of the bank overall

•

Strengthen the tie between individual compensation awards and longer-term performance by deferring a significant portion based on executive level into equity-based compensation (see the following table)

EXECUTIVE LEVEL	AMOUNT DELIVERED IN EQUITY-BASED COMPENSATION	TYPE OF EQUITY-BASED COMPENSATION AWARD
Co-CEO	60%	PSUs and Stock Options
Senior Leaders	50%	PSUs
Managing Directors	30% – 40%	PSUs

The human resources and executive and risk committees review the measures and funding rates used to assess performance and fund the incentive pool. In determining pool funding, the following are considered:

•	Global Banking and Markets profits before taxes and incentive payments

•	The percentage of profits comparator companies in the market are generally allocating to their incentive pools

•	Senior management assessment of the sustainability of each business line’s performance

•

The AIP All-Bank performance factor, which contains the impact of the All-Bank balanced scorecard, inclusive of qualitative and quantitative factors, and is applied to 25% of the incentive pool total to ensure that overall bank performance is reflected in Global Banking and Markets incentive awards

The Chief Risk Officer assesses whether there are potential risks that should be reflected in Global Banking and Markets’ performance and may recommend adjustments to funding to the executive and risk and human resources committees. The human resources committee and executive and risk committee review and recommend to the board for final approval the total incentive pool and the awards for the Co-CEOs of Global Banking and Markets. Significant individual award recommendations over a certain threshold are reviewed by the human resources committee.

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Individual awards take into consideration individual performance, business line performance, the market position of each individual, and the pool of funds available.

Mid-Term and Long-Term Equity Compensation Plans – Term Details

Mid and long-term incentives are an important part of total rewards provided to executives. They are designed to reward individuals for delivering sustained performance over three and 10 year periods, respectively. Mid-term incentives reward executives for sustained operating performance and achievement of pre-determined performance targets. Long-term incentives reward and retain executives; we believe it is important to have a component of our executives’ compensation that has a longer time horizon to align with the tail risk of certain businesses.

Awards are granted annually based on individual performance, retention risk, and the potential to contribute to our future success. As awards are “forward-looking” and reward for future performance and success, the human resources committee does not consider the value of an executive’s existing awards when determining new grants for individuals.

MID-TERM INCENTIVES
	PERFORMANCE SHARE UNIT PLAN (PSUs)	RESTRICTED SHARE UNIT PLAN (RSUs)	GLOBAL BANKING & MARKETS DEFERRED PERFORMANCE PLAN (DPP)
Purpose	• Rewards eligible employees for creating sustained shareholder value and achieving specific performance objectives over a 3-year period
Eligibility	• Bank Vice-Presidents and above • Global Banking and Markets employees at the Managing Director level and above	• Nominated employees	• Global Banking and Markets employees, below the Managing Director level, and in limited circumstances for Managing Directors

Granting	• Units are granted based on the 20-day average closing price of our common shares at the time of grant; notional dividends reinvested in share units
• Units are generally awarded to eligible employees on the first day of an open trading window following the public release of our year-end financial results
Vesting	• Units vest and are redeemable on the last day of the 35th month after the date of award		• Units vest one-third per year over 3-years with a performance multiplier to adjust for overall bank and Global Banking and Markets performance of up to 1.25
	• Performance-vesting at the end of 3-years based 50 percent on relative TSR and 50 percent on absolute ROE performance	• In limited circumstances vest one-third per year starting on the first anniversary of the grant date
• The ROE component of the factor will be zero if a threshold level of ROE is not achieved
• EVPs and above eligible for performance vesting of up to 150 percent of the number of units based on performance
• VPs, SVPs and Global Banking and Markets Managing Directors and above eligible for performance vesting of up to 125 percent of the number of units based on performance
Payout	• Each unit is valued using the 20-day average closing price of our common shares after vesting
• The human resources committee, at its discretion, can reduce or eliminate payout based on an assessment of risk over a 3-year period

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LONG-TERM INCENTIVES (STOCK OPTIONS)*
Purpose	• Links the interests of executives and shareholders by rewarding executives for creating sustained shareholder value in the long term
Eligibility	• Bank Vice-Presidents and above and GBM Co-CEOs
Granting	• Options are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results

•   For grants since December 2005, exercise price is the higher of the closing price of the bank’s shares on the TSX on the trading day prior to the grant or the volume weighted average trading price for the five trading days immediately preceding the grant date

•   Options granted before December 2009 may include a tandem stock appreciation right (Tandem SAR). The holder may exercise either the option or the tandem SAR for a cash payment equal to the value of the option gain. Tandem SARs are not dilutive

Vesting & Expiry

•   Options normally vest 25 percent per year over four years and expire 10 years after the grant subject to early expiry in circumstances described on page 49, unless the human resources committee uses its discretion to do otherwise

•   The term of the award may also be extended where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout). In this situation the expiry date will be automatically extended to the date which is 10 business days after the end of the blackout period

Exercise	• Once vested, options may be exercised at the participant’s discretion, subject to insider trading windows and blackout periods

*	See page 53 for additional stock option plan details and dilution, overhang and burn rate information.
See page 49 for “Compensation Treatment by Termination Scenario” for mid and long-term incentives.

The bank also has a clawback policy (see page 26 for an overview). In the event of a personal breach of conduct or material misstatement, outstanding awards may be forfeited or previously paid compensation may be repaid.

Group Benefit, Pension, and Perquisite Programs

Our executives participate in group benefit plans on the same basis as all other employees. These vary depending on local market practice and/or regulatory requirements in the executive’s location.

Executives who are eligible for and join the Scotiabank Pension Plan have the option to participate on either a contributory or non-contributory basis. The Scotiabank Pension Plan is a registered defined benefit pension plan. Certain other executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Further details can be found in the “Retirement Plan Benefits” section on pages 47 and 48.

Executives are also provided with an annual fixed perquisites allowance, which is fully taxable and paid in quarterly installments. The value of the perquisite allowance varies by executive level.

Executive Share Ownership Guidelines

In support of our goal of aligning executive and shareholder interests and discouraging undue and excessive risk taking, all of our executives must meet minimum share ownership requirements. In addition, the CEO and his direct reports are subject to post-retirement retention requirements. The required holdings reflect the executive’s compensation and level, and may be satisfied through holdings of common shares, as well as any outstanding DSUs, RSUs, PSUs and DPP units and holdings in our Employee Share Ownership Plan. Newly appointed executives have three years to meet the share ownership requirements.

The table below summarizes the minimum ownership requirements by level:

EXECUTIVE LEVEL	OWNERSHIP REQUIREMENT
CEO	7 times base salary; Share ownership requirement extends 2 years into retirement
President/COO/Group Head (including Global Banking and Markets Co-CEOs)	4 times base salary; Share ownership requirement extends 1 year into retirement
Executive Vice-President	3 times base salary
Senior Vice-President	2 times base salary
Vice-President	1 times base salary
Global Banking and Markets Senior Leader	2 times base salary
Global Banking and Markets Managing Director	1 times base salary

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All of the NEOs have exceeded the minimum share ownership guidelines, as outlined in the following table:

	SHARE OWNERSHIP GUIDELINES	SHARE OWNERSHIP OF NEOS AT DECEMBER 31, 2013[1]				OWNERSHIP MULTIPLE OF SALARY

NAME	MULTIPLE OF BASE SALARY	DIRECTLY HELD COMMON SHARES ($)[2]	DEFERRED COMPENSATION ($)[3]	SHARE UNITS ($)[4]	TOTAL OWNERSHIP ($)	BASED ON DIRECTLY HELD & DEFERRED COMPENSATION	BASED ON TOTAL OWNERSHIP
Richard E. Waugh	7	16,933,064	34,305,561	15,766,355	67,004,981	34	45
Brian J. Porter	7	6,351,584	945,560	6,877,493	14,174,637	7	14
Sean D. McGuckin	3	2,485,980	1,715,229	2,154,043	6,355,252	11	16
Sarabjit S. Marwah	4	19,066,850	16,865,664	6,137,907	42,070,421	45	53
J. Michael Durland	4	3,560,382	0	8,660,786	12,221,168	6	22
Stephen D. McDonald	4	2,485,980	0	5,656,921	8,142,901	5	15

1.	Based on the closing price on the TSX of our common shares of $66.43 on December 31, 2013.

2.	Directly held includes Employee Share Ownership Plan (ESOP) holdings and common shares.

3.	Deferred Compensation includes DSUs.

4.	Share Units includes PSUs.

Note on Trading Restrictions:

Effective with the December 2010 grants, to be eligible to receive equity-based awards executives must attest that they do not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our compensation plans.

All of our employees, including executive officers are prohibited from entering into short sales, calls and puts with respect to any of our securities. These restrictions are prohibited under the Bank Act, and are enforced through our compliance programs. In addition, executive officers are required to seek pre-clearance from our compliance department prior to buying or selling any of our publicly-traded securities, including stock options.

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2013 PERFORMANCE & EXECUTIVE COMPENSATION

All-Bank Balanced Scorecard Performance

The bank believes that a fair and balanced assessment of overall performance should include non-financial as well as financial metrics. These metrics reflect the bank’s corporate strategy and performance along multiple dimensions. In selecting key metrics, the bank takes a balanced approach to measuring financial and non-financial performance each year.

The bank’s overall performance was excellent, demonstrating strong results across primary financial measures and non-financial performance measures. Financial performance in particular was strong, with the bank having met or exceeded all targets.

SCORECARD CATEGORY	PERFORMANCE MEASURES	TARGET	2013 ACHIEVEMENT
Financial	Return on Equity
	– Efficiency in earning profits on shareholders’ behalf	• 15% - 18%	• Achieved target (16.4%)
Diluted Earnings Per Share (EPS) Growth
	– Increase in net income generated for common shareholders	• 5% - 10%	• Exceeded target (10.2%1)
Customer	Customer Index
	– High levels of customer satisfaction and loyalty	• 3 of 4 business lines meet customer targets	• Exceeded target (4 of 4)
Collaboration – Customer Cross-Sell
	– Deeper relationships with customers	• 4 of 4 business lines meet cross-sell targets	• Achieved target
Operational	Productivity Ratio
	– Overall operating efficiency	• < 56%	• Achieved target (53.5%)
Operating Leverage
	– Revenue growth relative to expense growth	• Positive	• Achieved target (1.6%1)
Credit, Market & Liquidity Risk
	– Mitigation of various types of non-operational risks Operational Risk	• Manage according to guidelines and limits established by board and executive and risk committee	• Achieved target
	– Operational losses (including compliance failures)	• Single event operational losses/ failures not to exceed $25M, cumulative not to exceed $150M	• Achieved target
	– Corporate Social Responsibility	• Recognized as a leader in CSR	• Achieved 3 recognitions (DJSNA Index; STOXX rating agency; Best Place to Work in 9 countries)
People	Employee Engagement
	– Employee satisfaction and engagement	• Within top 10% of Global Financial Institutions	• Achieved target
Leadership
	– Advancement of women and diversity of workforce	• ≥ 40% of women new to the VP+ pool	• Attained 33% overall (up from 30% for 2012) and 48% in Canada
Collaboration
	– Teamwork across departments or divisions	• ≥ 43% of responses in the most favorable category on a five-point survey scale	• Attained 41% (up from 40% for 2012)

1.	Excludes 2012 real estate gains and 2013 non-recurring items in International Banking.

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Annual Incentive Compensation

Calculation of the All-Bank business performance factor:

As mentioned on page 29, the AIP pool is funded using measures aligned to our strategic priorities. Aggregate AIP funding is determined based on key financial measures – return on equity, diluted earnings per share and productivity ratio – adjusted for one-time items, non-financial measures and performance relative to our peer group. The pool may also be reduced to reflect the bank’s risk compared to the bank’s risk appetite, as well as risk as measured on the bank’s risk scorecard.

The business performance factor for the NEOs who participate in the AIP is entirely based on the All-Bank results. A detailed calculation of the All-Bank score is presented below:

Financial Measures

The following table summarizes the results of our key financial measures and targets. The impact relative to target has been adjusted to remove the net positive impact of non-recurring items in International Banking as disclosed in our Annual Report, including the $150 million gain from the sale of Thanachart Life Assurance Public Company. The targets for each measure are approved by the board at the beginning of the fiscal year. The 2013 target ROE was lower than the previous year due to the effect of industry-wide higher capital levels.

MEASURES	WEIGHT	2013 TARGET	2013 RESULTS	IMPACT TO TARGET (100%)
Return on Equity	40%	15.9%	16.4%	+3%
Diluted Earnings per Share	40%	$4.96	$5.15	+12%
Productivity Ratio	20%	53.8%	53.5%	+2%
Non-financial Measures

The human resources committee and executive and risk committee reviewed the performance of the bank relative to non-financial measures from our All-Bank balanced scorecard. Customer and operational targets were either met or exceeded. We also improved on our people goals and continue to set and work towards meeting stretch targets. As a result the human resources committee and the executive and risk committee approved a positive adjustment of 2% to the All-Bank business performance factor.

				+2%
Relative Performance

The human resources committee and executive and risk committee reviewed the performance of the bank relative to our Canadian banking peers based on a comparison of third quarter results. We ranked first and significantly exceeded the peer bank average on three of four key measures (revenue growth, operating leverage, net income growth) and exceeded average and ranked second on earnings per share growth. As a result, the human resources committee and the executive and risk committee approved a positive adjustment of 6% to the All-Bank business performance factor.

				+6%
Risk
	The Chief Risk Officer provided the human resources committee and executive and risk committee with an assessment on whether other potential risks should be reflected in the AIP funding through various measures of risk as included in the risk scorecard. The Chief Risk Officer concluded that the bank operated within its approved risk appetite for 2013 and, as a result, the human resources committee and the executive and risk committee approved no risk adjustment to the All-Bank business performance factor.			0%
Overall Score
	Taking into consideration all of the measures and results detailed above, the human resources committee and executive and risk committee approved an All-Bank business performance factor of 125%.			+25%

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NAMED EXECUTIVE OFFICER COMPENSATION

This section discusses the compensation awards of our six NEOs in 2013 – Chief Executive Officer, the Chief Financial Officer, and the four most highly compensated executives (based on aggregate compensation excluding pension benefits):

•	Richard E. Waugh, Deputy Chairman and former Chief Executive Officer
•	Brian J. Porter, President and Chief Executive Officer
•	Sean D. McGuckin, Executive Vice-President and Chief Financial Officer
•	Sarabjit S. Marwah, Vice-Chairman and Chief Operating Officer
•	J. Michael Durland, Group Head and Co-CEO, Global Banking and Markets
•	Stephen D. McDonald, Group Head and Co-CEO, Global Banking and Markets

Richard E. Waugh, O.C., Chief Executive Officer (until October 31, 2013)

Richard (Rick) E. Waugh, O.C. Chief Executive Officer (until October 31, 2013) Deputy Chairman (November 1, 2013 – January 31, 2014) Toronto, Ontario, Canada Age: 66

Mr. Waugh began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the bank’s treasury, corporate, international and retail banking areas. In 1985, he moved to New York as the most senior executive in the U.S.

Mr. Waugh returned to Toronto in 1993, and was appointed Vice-Chairman, Corporate Banking, in 1995, and Vice-Chairman, International Banking and Wealth Management in 1998. He was appointed President in January 2003 and became President and CEO later that year, serving in both roles until October 2012. Mr. Waugh served as CEO until October 31, 2013 and as Deputy Chairman from November 1, 2013 until January 31, 2014, at which time he retired from the bank.

Outside the bank, Mr. Waugh is a member of the Council of the Americas, and is on the Chairman’s International Advisory Council for the Americas Society. He also serves on the board of directors for TransCanada Corporation. In addition, he serves on the Advisory Council of the Schulich School of Business at York University, the Board of Governors of York University and on the External Advisory Council of the Inter-American Development Bank.

Mr. Waugh has long been active in several philanthropic organizations. Among them is the United Way of Greater Toronto, where he was Campaign Chair in 2006, the organization’s 50th anniversary. He has also worked extensively with the MS Society, and is a board member for their Scientific Research Foundation. He is a director of St. Michael’s Foundation and was Co-Chair of the Hospital’s Campaign to build the Li Ka Shing Knowledge Institute.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba, a Master of Business Administration from York University, a Fellow of the Institute of Canadian Bankers, and Honorary Doctor of Laws degrees from York University and Assumption University.

In 2012, Mr. Waugh was appointed an Officer of the Order of Canada for his contributions to strengthening the financial services industry in Canada and abroad. He received the 2011 International Award from the Horatio Alger Association of Distinguished Americans. In 2009, he received the Corporate Social Responsibility Award from the Foreign Policy Association in New York, and had the Order of Merit conferred upon him by the President of the Dominican Republic for distinguished service to the country. He was awarded the 2008 Award of Merit from B’nai Brith Canada, and the 2007 Merit of Honor, Council of the Americas, for his distinguished contribution to the Americas.

2013 Performance and Compensation

In the final year of his 43 year tenure and decade-long leadership of Scotiabank, Rick Waugh continued to demonstrate his commitment to generating strong shareholder value.

In 2013, Scotiabank delivered record earnings of $6.7 billion. Earnings per share were $5.15, which included a one-time net benefit of $0.07 per share. Return on equity was solid at 16.4%. A continued focus on cost control resulted in a productivity ratio of 53.5%, the strongest of all the Canadian banks. In addition, the bank generated positive total shareholder return of 21.7% including dividend payments to shareholders of $2.39, an increase of 9% from last year.

In recognition of the bank’s strength and stability and the strong track record of delivering consistent business results, Scotiabank was named Bank of the Year in Canada in 2013 for the second year in a row by The Banker Magazine, a Financial Times publication. In 2013, Canada’s most international bank also received this honour in the British Virgin Islands, Trinidad & Tobago, Guyana and Jamaica.

The board also considered Mr. Waugh’s oversight of the leadership succession at Scotiabank in 2013, when assessing performance and determining compensation. The board believes that Mr. Waugh soundly executed the leadership succession and transition plan and is grateful for his efforts. In consideration of these achievements, the board awarded Mr. Waugh a total direct compensation of $11,120,000 in 2013. His annual incentive award was $1,400,000, an increase of 1.4% over 2012 reflecting stronger bank results, and mid-term and long- term incentive awards remained at $8,220,000, with the option portion reduced to 40% in 2013 from 50% in 2012. With 85% of Mr. Waugh’s total incentive deferred, the board ensures a continued alignment with future bank performance and shareholder returns after his retirement from the bank.

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Total Direct Compensation

Richard E. Waugh	2013 ($)	2012 ($)
Base Salary	1,500,000	1,500,000
Annual Incentive	1,400,000	1,380,000
Mid-term incentives	4,932,000	4,110,000
Long-term incentives	3,288,000	4,110,000
% of Incentive Deferred	85%	86%
Total Direct Compensation	11,120,000	11,100,000

CEO Compensation Awarded vs. Realizable and Realized Pay from 2009 to 2013

The following table compares the compensation initially awarded to Mr. Waugh during the past five years with the value that he has realized or is realizable as at December 31, 2013. Those values are then further compared against the value that shareholders have realized during those same five years. Overall, the value that shareholders have received has exceeded the compensation realized or realizable by Mr. Waugh. The compensation realized and realizable includes salary and cash incentive payments, as well as the value at vesting of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the value of in-the-money stock options that remain outstanding.

YEAR	COMPENSATION AWARDED[1] (MILLIONS)	COMPENSATION REALIZED AND REALIZABLE AS AT DECEMBER 31, 2013 (MILLIONS)	PERIOD	VALUE OF $100
				MR. WAUGH[2]	SHAREHOLDERS[3]
2009	9.7	15.3	31-Oct-08 to 31-Dec-13	158	204
2010	10.7	11.4	31-Oct-09 to 31-Dec-13	107	172
2011	10.6	14.8	31-Oct-10 to 31-Dec-13	139	137
2012	11.1	12.7	31-Oct-11 to 31-Dec-13	114	137
2013	11.1	8.6	31-Oct-12 to 31-Dec-13	78	128
			Average	119	155

Note:

1.	Includes salary and variable compensation awarded at year-end in respect of performance during the year.

2.	Represents the compensation realized and realizable value to Mr. Waugh for each $100 awarded in total direct compensation during the fiscal year indicated.

3.	Represents the cumulative value of a $100 investment in bank common shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

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Brian J. Porter, President (appointed President and Chief Executive Officer November 1, 2013)

Brian J. Porter President (November 1, 2012 – October 31, 2013) Appointed President and Chief Executive Officer November 1, 2013 Toronto, Ontario, Canada Age: 55

Mr. Porter joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank, including executive roles with Global Banking and Markets, Global Risk Management, Group Treasury and International Banking. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk & Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012, and was elected to the Scotiabank board of directors in April 2013. Mr. Porter assumed the role of Chief Executive Officer on November 1, 2013.

Mr. Porter has been actively involved with many industry, educational, community and arts organizations. Currently, Mr. Porter is a Trustee of the Board of University Health Network (UHN) and a Director of the Atlantic Salmon Federation.

Mr. Porter earned a Bachelor of Commerce degree from Dalhousie University, and was awarded an Honorary Doctor of Laws (LLD) degree from Dalhousie University in 2008. He is a graduate of the Advanced Management Program of the Harvard Business School.

2013 Performance and Compensation

In November 2012, Brian Porter was appointed President of Scotiabank. In fiscal 2013, Mr. Porter had primary responsibility for the four business lines and the evolution of the bank’s strategy. Following the announcement that Mr. Porter would succeed Rick Waugh as Chief Executive Officer on November 1, 2013, Mr. Porter also worked to enable a smooth transition in Scotiabank’s leadership.

In 2013, Mr. Porter’s leadership of the bank’s four business lines resulted in another year of record earnings for Scotiabank of $6.7 billion. Mr. Porter’s disciplined focus on customers and a prudent approach to risk management and disciplined expense controls ensured well-balanced and well-diversified contributions from each of the four business lines. Three out of four of the business lines delivered record results and solid earnings growth in 2013.

Mr. Porter’s deliberate focus on leadership deepened the bank’s bench strength in critical roles. Mr. Porter also devoted considerable attention to the evolution of the bank’s strategy. He established three clear focus priorities that will guide the bank for the years ahead: increasing customer focus, enhancing the depth, diversity and deployment of leadership, and being better organized to serve customers and to reduce costs.

Mr. Porter was awarded total direct compensation of $7,050,000 in 2013 which reflects his leadership of the four business lines, the bank’s strong overall results and his other important contributions in his role as President. A majority of Mr. Porter’s total incentive (80%) is deferred and aligned with shareholder returns and future bank performance. His salary was increased to $1,000,000 effective November 1, 2013, upon his appointment as President and Chief Executive Officer.

Total Direct Compensation

Brian J. Porter	2013 ($)
Base Salary	800,000
Annual Incentive	1,250,000
Mid-term incentives	3,000,000
Long-term incentives	2,000,000
% of Incentive Deferred	80%
Total Direct Compensation	7,050,000

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Sean D. McGuckin, Executive Vice-President and Chief Financial Officer

Sean D. McGuckin Executive Vice-President and Chief Financial Officer Mississauga, Ontario, Canada Age: 50

As Executive Vice-President and Chief Financial Officer, Mr. McGuckin oversees the Finance Department, including investor relations, taxation and strategic sourcing.

Since joining Scotiabank in 1991, Mr. McGuckin has held progressively more senior positions in Risk Management, Finance and Audit, including Vice-President and Head, Capital Markets and Group Treasury Audit, and Senior Vice-President and Chief Accountant. Prior to his current role, he was Senior Vice-President & Head, Risk Policy & Capital Markets Global Risk Management.

Mr. McGuckin holds a Bachelor of Commerce degree from the University of Toronto. He has been a member of The Institute of Chartered Accountants of Ontario since 1988.

Mr. McGuckin is the current chair of the Finance Committee of the Canadian Bankers Association (CBA), and is past chair of the Chief Accountants’ Committee of the CBA. He has also served on a number of Institute of International Finance committees. He is a past board member of the Alzheimer Society of Toronto.

2013 Performance and Compensation

Under Mr. McGuckin’s leadership, the bank has continued to make improvements to the capital management information system and to optimize our financial resources and capital to drive superior performance for shareholders. Mr. McGuckin and his team completed various value-add studies and analytics and worked closely with the business lines to support business optimization, expense savings and to maximize efficiency of risk weighted assets and capital deductions. As well, Mr. McGuckin and his team play a key role in corporate development focusing on acquisitions that support the bank’s strategy.

In consideration of overall bank performance, his individual contributions, and his position relative to both internal and external peers, Mr. McGuckin was awarded total direct compensation of $2,450,000. While this represents a significant increase in compensation year over year, 2013 was Mr. McGuckin’s second year in the Chief Financial Officer role and the adjustment reflects both his strong performance and our practice of transitioning leaders to the appropriate level of pay over time. A majority of Mr. McGuckin’s total incentive (70%) is deferred and aligned with shareholder returns and future bank performance. His salary was increased to $500,000 effective November 1, 2013, continuing the transition of his compensation as CFO.

Total Direct Compensation

Sean D. McGuckin	2013 ($)	2012 ($)
Base Salary	400,000	309,167	*
Annual Incentive	600,000	410,000
Mid-term incentives	870,000	500,000
Long-term incentives	580,000	500,000
% of Incentive Deferred	71%	71%
Total Direct Compensation	2,450,000	1,719,167

*	Represents base salary earned during the fiscal year.

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Sarabjit S. Marwah, Vice-Chairman and Chief Operating Officer

Sarabjit (Sabi) S. Marwah Vice-Chairman and Chief Operating Officer Toronto, Ontario, Canada Age: 62

As Vice-Chairman and Chief Operating Officer for Scotiabank since 2008, Mr. Marwah is responsible for the bank’s corporate financial and administrative functions, and is actively involved in developing the bank’s strategic plans and priorities.

Mr. Marwah joined Scotiabank in Toronto as a financial analyst in the bank’s Finance Division in 1979. Over the years, he held successively more senior positions within the Finance Department, including Deputy Comptroller, Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed CFO in 1998 and Senior Executive Vice-President & CFO in 2002. During his tenure in Finance, he was also responsible for several functions outside the Finance Division, and was actively involved in many of the Bank’s strategic decisions, including acquisitions both in Canada and internationally. He became Vice-Chairman and Chief Administrative Officer in 2005.

Mr. Marwah is a member of the board of directors of Cineplex Inc., George Weston Ltd., and several Scotiabank subsidiaries. He also serves as a member of the Board of Trustees of the Hospital for Sick Children. He is active in several community organizations, and was a member of the 2008 and 2009 United Way Cabinets. He was also Past Chair of the Humber River Regional Hospital, director of the C.D. Howe Institute, and was awarded the Queen’s Golden Jubilee Medal.

Mr. Marwah earned an undergraduate Honours degree in Economics, a Master’s degree in Economics, and a Master of Business Administration (Finance) from the University of California, Los Angeles (UCLA). In 2012, he received an Honorary Doctor of Laws from Ryerson University’s Ted Rogers School of Management.

2013 Performance and Compensation

In 2013, Mr. Marwah continued to play a key role in supporting the bank’s ability to optimize shareholder value and return. He was responsible for defining and implementing the strategic direction and goals for several corporate functions, including finance, group treasury, information technology, shared services and real estate, in line with the bank’s corporate strategy. Mr. Marwah provided strong leadership in overseeing compliance with overall bank policies, regulatory and fiduciary guidelines, and providing objective assurance on the quality and effectiveness of the bank’s internal controls and operational processes.

In consideration of overall bank performance, his individual contribution to the bank’s strategic goals, and his position relative to the market, Mr. Marwah was awarded total direct compensation of $5,325,000 for 2013. This was a decrease of 2% from 2012, as the prior year included compensation for some unique accomplishments in that year. Mr. Marwah received 72% of this total incentive compensation in deferred mid-term and long-term incentive awards to ensure alignment with shareholder returns and future bank performance.

Total Direct Compensation

Sarabjit S. Marwah	2013 ($)	2012 ($)
Base Salary	800,000	800,000
Annual Incentive	1,250,000	1,415,000
Mid-term incentives	1,965,000	1,600,000
Long-term incentives	1,310,000	1,600,000
% of Incentive Deferred	72%	69%
Total Direct Compensation	5,325,000	5,415,000

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J. Michael Durland, Group Head and Co-CEO, Global Banking and Markets

J. Michael (Mike) Durland Group Head and Co-CEO, Global Banking and Markets Mississauga, Ontario, Canada Age: 48

As Group Head and Co-CEO, Global Banking and Markets, Mr. Durland shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide, with specific responsibility for the Global Capital Markets (“GCM”) business. He was appointed to this position in 2008.

Mr. Durland joined Scotiabank’s Investment Banking division as a Senior Manager, Derivative Products, in 1993, before being promoted to Managing Director in 1996, Co-Head, Capital Markets Group in 2002 and Deputy Head, Global Capital Markets in 2007. During the past 20 years, Mr. Durland has been actively involved in the development, execution and management of Global Capital Markets’ strategy, risk, operations and human capital management. He also represents Global Capital Markets on key internal bank committees.

Mr. Durland completed a Ph.D. in Finance and Operations Research from Queen’s University and a Bachelor of Commerce in Finance from St. Mary’s University.

Mr. Durland is a member of the Advisory Board for Queen’s School of Business and its Master of Management Analytics program.

2013 Performance and Compensation

Under the Co-CEO leadership of Messrs. Durland and McDonald, Global Banking and Markets reported total revenues of $3,645 million, an increase of 2%, as the business continues to benefit from a diversified products and services platform. Net income attributable to equity holders was $1,482 million in 2013, a slight decrease of $8 million or 1% from last year. There was solid revenue growth across the business platform, however this was offset by growth in expenses associated with strategic initiatives. Return on economic equity was 28.1% compared to 27.9% last year. In 2013, global market conditions continued to pose challenges to capital markets and wholesale banking businesses.

Against the backdrop of global challenges, GCM, led by Mr. Durland, continued to deliver strong performance and make a positive contribution to the bank’s growth, profitability and capital management. Mr. Durland continued to focus on the expansion of business globally in collaboration with international banking. The fixed income business experienced record revenues during 2013. However, higher revenues in the fixed income and equities businesses were more than offset by declines in the commodities, precious metals and foreign exchange businesses. As a result, GCM’s net income after tax slightly decreased in 2013. Market and operational risks continued to be well managed and within the bank’s risk appetite. GBM’s capital management also remains robust and focused on optimum capital usage.

Taking into consideration the performance of Global Banking and Markets, the tougher year in GCM, his individual contribution to the bank’s strategic goals, and his position relative to market, Mr. Durland was awarded total direct compensation of $7,775,000, a decrease of 6% from 2012. Mr. Durland’s total incentive was deferred 60% into mid and long-term incentive awards.

Total Direct Compensation

J. Michael Durland	2013 ($)	2012 ($)
Base Salary	550,000	550,000
Annual Incentive	2,890,000	3,080,000
Mid-term incentives	2,601,000	2,310,000
Long-term incentives	1,734,000	2,310,000
% of Incentive Deferred	60%	60%
Total Direct Compensation	7,775,000	8,250,000

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Stephen D. McDonald, Group Head and Co-CEO, Global Banking and Markets

Stephen (Steve) D. McDonald Group Head and Co-CEO, Global Banking and Markets Toronto, Ontario, Canada Age: 57

As Group Head and Co-CEO, Global Banking and Markets, Mr. McDonald shares primary responsibility for the overall management of Scotiabank’s wholesale banking operations worldwide. He also has overall responsibility for the Global Corporate and Investment Banking (“GCIB”) business on a global basis. Previously, Mr. McDonald was Deputy Chairman, Scotia Capital, and U.S. Country Head.

Prior to joining Scotiabank in 2003, Mr. McDonald had a 19-year career with TD Bank Financial Group, where he held a number of senior level positions, including Chief Executive Officer, TD Waterhouse Group Inc., Vice-Chairman, TD Bank, EVP of Corporate and Investment Banking and Head of the bank’s U.S. corporate banking operations.

Mr. McDonald graduated from the University of Western Ontario in 1980 with an LL.B., and from the Ivey School of Business in 1983 with an M.B.A. He serves on the Advisory Board of the Ivey School of Business, and is a former director of Rogers Cable Inc. and the Hospital for Sick Children Foundation. He is also Chair of the Circle of Leaders for Big Brothers Big Sisters of Greater Toronto.

2013 Performance and Compensation

Under the Co-CEO leadership of Messrs. Durland and McDonald, Global Banking and Markets reported total revenues of $3,645 million, an increase of 2%, as the business continues to benefit from a diversified products and services platform. Net income attributable to equity holders was $1,482 million in 2013, a slight decrease of $8 million or 1% from last year. There was solid revenue growth across the business platform, however this was offset by growth in expenses associated with strategic initiatives. Return on economic equity was 28.1% compared to 27.9% last year. In 2013, global market conditions continued to pose challenges to capital markets and wholesale banking businesses.

Against the backdrop of global challenges, GCIB, led by Mr. McDonald, continued to deliver strong performance and make a positive contribution to the bank’s growth, profitability and capital management. Mr. McDonald continued to focus on the expansion of the business globally in collaboration with international banking. Canadian corporate lending businesses experienced record revenues during 2013. Also contributing was very strong growth in the corporate lending business in Europe, which was only partly offset by declines in investment banking and U.S. corporate lending. Overall GCIB achieved strong positive growth in net income after tax in 2013. In addition, both credit and operational risks continued to be well managed within the bank’s risk appetite. GBM’s capital management also remains robust and focused on optimum capital usage.

Taking into consideration the performance of Global Banking and Markets, the good year in GCIB, his individual contribution to the bank’s strategic goals, and his position relative to market, Mr. McDonald was awarded total direct compensation of $5,550,000, an increase of 3% over 2012. Mr. McDonald’s total incentive was deferred 60% into mid and long-term incentive awards.

Total Direct Compensation

Stephen D. McDonald	2013 ($)	2012 ($)
Base Salary	550,000	550,000
Annual Incentive	2,000,000	1,940,000
Mid-term incentives	1,800,000	1,455,000
Long-term incentives	1,200,000	1,455,000
% of Incentive Deferred	60%	60%
Total Direct Compensation	5,550,000	5,400,000

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Linking Executive Compensation to Total Shareholder Return

NEO Pay-and-Performance

The following graph compares the compensation of all the NEOs (including Mr. Waugh) awarded over the period of 2008 to 2013 to:

•	The bank’s total shareholder return over the last five years ending October 31, 2013, assuming $100 invested in our common shares on October 31, 2008
•

The total shareholder return of a peer group of banks and insurance companies (Bank of Montreal, CIBC, Manulife Financial, Power Financial Corp., Royal Bank of Canada, Sun Life Financial, TD Bank) and the S&P/TSX Composite Index

	2008	2009	2010	2011	2012	2013
Scotiabank TSR	100	119	149	149	160	194
S&P/TSX Composite Index TSR	100	116	138	137	143	159
Peer Group Median TSR	100	114	126	117	143	183

The graph shows that Scotiabank continues to outperform the peer group median and the S&P/TSX. Over the period, the trend in NEO compensation for Scotiabank correlates with the bank’s return to shareholders. In 2013, shareholder returns increased significantly more than NEO compensation.

NOTE: For the purposes of this graph, “Total NEO Compensation” is defined as base salary and bonus, plus the grant value of stock options and PSU awards. To provide a consistent basis of comparison, the figure for 2013 includes the total compensation for only the top five named executive officers.

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SUMMARY COMPENSATION TABLE

The following table summarizes total compensation earned in the fiscal year 2013 by the NEOs. Note that we report the shares and options awarded after the end of the fiscal year to reflect decisions made during the 2013 compensation review, rather than awards granted at the outset of fiscal 2013 from the 2012 compensation review. Previously disclosed information from 2012 and 2011 is also provided. We have not included historic information for Mr. Porter, as he was not previously a NEO.

NAME AND PRINCIPAL POSITION	YEAR	FISCAL SALARY ($)	SHARE AWARDS ($)[2]	OPTION AWARDS ($)[3]	ANNUAL INCENTIVE PLAN ($)[4]	PENSION VALUE ($)[5]	ALL OTHER COMPENSATION ($)[6]	TOTAL COMPENSATION ($)[7]
Richard E. Waugh Chief Executive Officer (until October 31, 2013) Deputy Chairman (Nov. 1, 2013 – Jan. 31, 2014)	2013	1,500,000	4,932,000	3,288,000	1,400,000	–	85,612	11,205,612
	2012	1,500,000	4,110,000	4,110,000	1,380,000	–	1,196	11,101,196
	2011	1,500,000	3,858,000	3,858,000	1,400,000	–	1,196	10,617,196
Brian J. Porter[1] President (appointed President and Chief Executive Officer November 1, 2013)	2013	800,000	3,000,000	2,000,000	1,250,000	(149,000)	1,242	6,902,242
Sean D. McGuckin Executive Vice-President and Chief Financial Officer	2013	400,000	870,000	580,000	600,000	84,000	1,242	2,535,242
	2012	309,167	500,000	500,000	410,000	373,000	1,196	2,093,363
Sarabjit S. Marwah Vice-Chairman & Chief Operating Officer	2013	800,000	1,965,000	1,310,000	1,250,000	393,000	1,242	5,719,242
	2012	800,000	1,600,000	1,600,000	1,415,000	315,000	1,196	5,731,196
	2011	800,000	1,470,000	1,470,000	1,260,000	319,000	1,196	5,320,196
J. Michael Durland Group Head and Co-CEO, Global Banking and Markets	2013	550,000	2,601,000	1,734,000	2,890,000	–	–	7,775,000
	2012	550,000	2,310,000	2,310,000	3,080,000	–	–	8,250,000
	2011	550,000	2,150,000	2,150,000	2,400,000	–	–	7,250,000
Stephen D. McDonald Group Head and Co-CEO, Global Banking and Markets	2013	550,000	1,800,000	1,200,000	2,000,000	–	932	5,550,932
	2012	550,000	1,455,000	1,455,000	1,940,000	–	897	5,400,897
	2011	550,000	1,380,000	1,380,000	1,840,000	–	897	5,150,897

1.	Effective November 1, 2012, Mr. Porter was appointed as the President of the bank. Mr. Porter assumed the role of President and Chief Executive Officer on November 1, 2013.

2.	Based on the amounts shown for compensation purposes, PSU awards reflect the 20-day average closing price of our common shares at the time of grant. This is done to smooth out short term aberrations in the share price. The 2013 PSU awards granted on December 9, 2013 were valued for compensation purposes at $65.18. The accounting fair value is approximately 1.5% lower at $64.21 based on the December 9, 2013 closing share price. The compensation amounts shown for 2012 represent PSU awards granted on December 10, 2012 valued at $54.53. The compensation amounts shown for 2011 represent PSU awards granted on December 5, 2011 valued at $50.27. As described in the PSU plan information on page 31, 100% of the awards made under the PSU plan are subject to performance criteria.

3.	For compensation purposes, the amounts shown for 2013 are estimates based on the fair value on the grant date and have been calculated using the Black-Scholes option valuation model, a commonly used and well-understood method of option valuation. The Black-Scholes option value is determined using the full option term (10 years), share price volatility (23.2%), dividend yield (3.59%), and the risk-free interest rate (2.46%). For awards granted on December 9, 2013, the compensation fair value was 17.5% of the grant price ($63.98). For awards granted on December 10, 2012, the compensation fair value was 17.5% of the grant date share price ($55.63). For awards granted on December 5, 2011, the compensation fair value was 20% of the grant date share price ($49.93).

The grant date fair value determined for compensation purposes differs from the accounting fair value disclosed in our financial statements. The assumptions described above used for compensation purposes result in less dilution than the accounting assumptions described below. In accordance with IFRS (IFRS 2, Share-based Payment), an expected life of 6.3 years was used as an assumption, instead of the full 10-year option term, to calculate the accounting fair value using the Black-Scholes option valuation model. Other assumptions used for accounting purposes include volatility based on both historic and implied volatility and current dividend yield. The accounting fair value used for the NEO stock option grants on December 9, 2013 was 14.1% of the grant price, such that the accounting fair value of the awards is approximately 20% less than the compensation values shown in the above table.

4.	The amounts shown represent the Annual Non-Equity Incentive Plan Compensation earned by the NEOs. In lieu of payment, Mr. Waugh, Mr. Porter, Mr. McGuckin, and Mr. Marwah were eligible to defer a percentage of their annual incentive and instead receive DSUs under the DSU Plan. Mr. Waugh voluntarily chose to defer 50% of his AIP awards into DSUs for fiscal 2013.

5.	The Pension Values represent the Compensatory Change as described in the “Plan Obligations for NEOs” section on page 48. The decrease in net pension value for Mr. Porter is as a result of freezing his prior retirement arrangement effective October 31, 2013, as described on pages 47 and 48.

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6.	The amounts in this column represent perquisites and other taxable benefits. The aggregate value of perquisites and other taxable benefits for Mr. Porter, Mr. McGuckin, Mr. Marwah, Mr. Durland, and Mr. McDonald are not disclosed, as they are less than $50,000 and 10% of their total salary.

The amount shown for Mr. Waugh in 2013 represents the bank’s contribution to ESOP and the value of perquisites and other taxable benefits, including $53,858 for personal financial consulting. The amounts shown for Mr. Waugh in 2011 and 2012, and for Mr. Porter, Mr. McGuckin, Mr. Marwah and Mr. McDonald in all years represent the bank’s contribution to the ESOP. These NEOs participate in this plan on the exact same basis as all of our other employees. Under this plan employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits.

The amounts in this column do not include the value of any dividend equivalents earned on share-based compensation awards, as dividends are factored into the fair value calculation at the time of grant.

7.	The Bank does not provide any Long-Term Non-Equity Incentive Plan Compensation to any of the NEOs.

INCENTIVE AWARD DETAILS

Outstanding Share and Option Awards at December 31, 2013

The following table summarizes outstanding share and option awards as at December 31, 2013 for the NEOs. Note that:

•	We have included the share and option awards made in December following the end of our 2013 fiscal year (October 31, 2013)

•	The value of the unexercised in-the-money options is equal to:

The closing price of our common shares on December 31, 2013 ($66.43 per share) minus the exercise price of the option awards multiplied by the number of outstanding options

•	The value of the PSU awards that have not vested is equal to:

The closing price of our common shares on December 31, 2013 ($66.43 per share) multiplied by the number of share units outstanding

•	PSUs have been valued for this purpose using the target performance factor (100%), however, the number of PSUs that may vest can range between 0% to 150% of target

•	We do not have any vested PSUs outstanding

		OPTION AWARDS				SHARE AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	PLAN	NUMBER OF SHARE UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE UNIT AWARDS NOT PAID OUT OR DISTRIBUTED*
Richard E. Waugh	12/3/2004	70,768	39.00	12/3/2014	1,941,166
	12/2/2005	224,788	46.02	12/2/2015	4,587,923
	12/13/2006	232,988	52.00	12/13/2016	3,362,017
	12/11/2007	269,480	52.57	12/11/2017	3,734,993
	12/5/2008	444,084	33.89	12/5/2018	14,450,493
	12/11/2009	376,964	47.75	12/11/2019	7,041,688
	12/6/2010	335,980	55.63	12/6/2020	3,628,584
	12/5/2011	386,340	49.93	12/5/2021	6,374,610	PSU	83,224	5,528,565
	12/10/2012	422,176	55.63	12/10/2022	4,559,501	PSU	78,447	5,211,206
	12/9/2013	293,664	63.98	12/9/2023	719,477	PSU	75,667	5,026,584
Total		3,057,232			50,400,451		237,338	15,766,355
Brian J. Porter	12/2/2005	70,396	46.02	12/2/2015	1,436,782
	12/13/2006	70,268	52.00	12/13/2016	1,013,967
	12/11/2007	83,224	52.57	12/11/2017	1,153,485
	12/11/2009	111,656	47.75	12/11/2019	2,085,734
	12/6/2010	102,720	55.63	12/6/2020	1,109,376
	12/5/2011	125,176	49.93	12/5/2021	2,065,404	PSU	26,965	1,791,266
	12/10/2012	164,352	55.63	12/10/2022	1,775,002	PSU	30,539	2,028,693
	12/9/2013	178,628	63.98	12/9/2023	437,639	PSU	46,026	3,057,533
Total		906,420			11,077,389		103,530	6,877,493
Sean D. McGuckin	12/3/2004	6,540	39.00	12/3/2014	179,392
	12/2/2005	6,744	46.02	12/2/2015	137,645
	12/13/2006	7,396	52.00	12/13/2016	106,724
	12/11/2007	7,924	52.57	12/11/2017	109,827
	12/5/2008	15,492	33.89	12/5/2018	504,110
	12/11/2009	16,232	47.75	12/11/2019	303,214
	12/6/2010	15,836	55.63	12/6/2020	171,029
	12/5/2011	23,832	49.93	12/5/2021	393,228	PSU	9,535	633,392
	12/10/2012	51,360	55.63	12/10/2022	554,688	PSU	9,543	633,967
	12/9/2013	51,800	63.98	12/9/2023	126,910	PSU	13,348	886,685
Total		203,156			2,586,766		32,426	2,154,043

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		OPTION AWARDS				SHARE AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	PLAN	NUMBER OF SHARE UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE UNIT AWARDS NOT PAID OUT OR DISTRIBUTED*
Sarabjit S. Marwah	12/3/2004	29,692	39.00	12/3/2014	814,452
	12/2/2005	67,436	46.02	12/2/2015	1,376,369
	12/13/2006	81,360	52.00	12/13/2016	1,174,025
	12/11/2007	93,128	52.57	12/11/2017	1,290,754
	12/5/2008	173,356	33.89	12/5/2018	5,641,004
	12/11/2009	133,508	47.75	12/11/2019	2,493,929
	12/6/2010	109,140	55.63	12/6/2020	1,178,712
	12/5/2011	147,208	49.93	12/5/2021	2,428,932	PSU	31,711	2,106,529
	12/10/2012	164,352	55.63	12/10/2022	1,775,002	PSU	30,539	2,028,693
	12/9/2013	117,000	63.98	12/9/2023	286,650	PSU	30,147	2,002,684
Total		1,116,180			18,459,828		92,397	6,137,907
J. Michael Durland	12/5/2008	221,304	33.89	12/5/2018	7,201,232
	12/11/2009	209,424	47.75	12/11/2019	3,912,040
	12/6/2010	191,316	55.63	12/6/2020	2,066,213
	12/5/2011	215,300	49.93	12/5/2021	3,552,450	PSU	46,379	3,080,978
	12/10/2012	237,284	55.63	12/10/2022	2,562,667	PSU	44,090	2,928,926
	12/9/2013	154,868	63.98	12/9/2023	379,427	PSU	39,905	2,650,881
Total		1,229,496			19,674,029		130,375	8,660,786
Stephen D. McDonald	12/13/2005	44,252	46.02	12/13/2015	903,183
	12/13/2006	98,004	52.00	12/13/2016	1,414,198
	12/11/2007	105,020	52.57	12/11/2017	1,455,577
	12/5/2008	85,716	33.89	12/5/2018	2,789,199
	12/11/2009	125,656	47.75	12/11/2019	2,347,254
	12/6/2010	114,276	55.63	12/6/2020	1,234,181
	12/5/2011	138,192	49.93	12/5/2021	2,280,168	PSU	29,769	1,977,558
	12/10/2012	149,456	55.63	12/10/2022	1,614,125	PSU	27,771	1,844,843
	12/9/2013	107,176	63.98	12/9/2023	262,581	PSU	27,616	1,834,520
Total		967,748			14,300,466		85,156	5,656,921

*	Other than voluntary deferrals in the form of DSUs disclosed on page 30, the bank has no vested share unit deferrals.

Value Vested or Earned During the Year

The following table indicates for each NEO:

•	The aggregate value that would have been realized upon vesting of stock options during 2013 if the options had been exercised on the vesting date

•	The value of share awards received upon the vesting during 2013

•	The annual incentive compensation awards earned for 2013

We report the option-based and share-based awards most recently vested, rather than those 12 months in arrears.

NAME	COLUMN 1 OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)[1]	COLUMN 2 SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)[2]	COLUMN 3 ANNUAL INCENTIVE COMPENSATION – VALUE EARNED DURING THE YEAR ($)
Richard E. Waugh	4,311,065	4,971,258	1,400,000
Brian J. Porter	1,453,862	1,519,875	1,250,000
Sean D. McGuckin	280,353	396,311	600,000
Sarabjit S. Marwah	1,571,305	1,614,867	1,250,000
J. Michael Durland	2,412,595	2,830,767	2,890,000
Stephen D. McDonald	1,491,131	1,690,861	2,000,000

1.	Column 1 reflects the aggregate value of stock options that vested during 2013. The value is equal to the number of options that vested multiplied by the difference between the option exercise price and the closing share price on the vesting date. For the options granted on:

•	December 11, 2009 at an exercise price of $47.75, 25% vested on December 11, 2013 at a closing share price of $63.18;

•	December 6, 2010 at an exercise price of $55.63, 25% vested on December 6, 2013 at a closing share price of $63.98;

•	December 5, 2011 at an exercise price of $49.93, 25% vested on December 5, 2013 at a closing share price of $63.32; and

•	December 10, 2012 at an exercise price of $55.63, 25% vested on December 10, 2013 at a closing share price of $63.80.

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2.	Column 2 reflects the value of PSUs that vested during 2013. The value of PSUs received upon vesting is equal to the number of units vested multiplied by the performance factor multiplied by the vesting price. The vesting price was $65.18, which is equal to the 20-day closing price average of our common shares on the TSX ending on December 6, 2013. The performance factor was 93% of target based on our relative total shareholder return and absolute ROE performance for the performance period of November 1, 2010 to October 31, 2013. Our ROE exceeded target in all three years resulting in a score of 136%, however, relative TSR was in the lower quartile relative to our peer group resulting in a score of 50%. Our performance peer group consists of Bank of Montreal, Royal Bank of Canada, CIBC, TD Bank, Manulife Financial, Sun Life Financial, and Power Financial Corp. In addition, the ROE results for the awards vesting in 2013 are based on reported financial results. The plan was recently changed for future awards to provide the board with the flexibility to align performance measurement for the same metric across both the PSU plan and the AIP.

For Mr. McGuckin, the PSUs were granted when he was at the SVP level. The performance range for SVPs is up to 125%, therefore, the performance factor applied to his vesting PSUs was 97%.

For additional details on column 3, annual incentive compensation, please refer to page 44.

RETIREMENT PLAN BENEFITS

The NEOs have the option of participating in the Scotiabank Pension Plan on either a contributory or non-contributory basis. The Co-CEOs of Global Banking and Markets do not currently participate in any retirement plan and have frozen service from past participation in bank plans. Key points about the Scotiabank Pension Plan (“SPP”), a defined benefit plan are:

•

For each year of contributory service, the annual pension accrued is equal to 2.0% of the highest average five-year base salary, less the estimated pension payable under the Canada/Quebec Pension Plan,

•

For each year of non-contributory service, the annual pension accrued is equal to 1.5% of the highest average five-year base salary, less the estimated pension payable under the Canada/Quebec Pension Plan,

•	Employees contribute 4% of base salary to a maximum of $3,500 per calendar year to accrue contributory service,

•	Annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada),

•	The retirement pension is paid for life. If the retiree predeceases his or her spouse, the surviving spouse receives 60% of the executive’s pension for life,

•

Pensions are paid on an unreduced basis at normal retirement age (65, or age 63 if hired prior to 1983), or after age 60 if age and company service equals at least 90 and the employee has the bank’s consent to retire. Pensions are paid on a reduced basis, on or after age 55 (or age 53 if hired prior to 1983).

We have entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head and Executive Vice-President or above, including certain NEOs. Under these agreements, the pension accrual is calculated substantially as under the SPP, except that a portion of incentive compensation is included. The portion of incentive compensation recognized in the pension calculation is generally capped at between 50% and 70% of base salary. In addition, for Group Heads and Executive Vice-Presidents appointed after April 7, 2010, the amount of compensation recognized in the pension calculation is capped at $800,000 and $600,000, respectively. Under the individual agreements, a pension will be paid on a reduced basis (to reflect the longer payment period) if the executive retires within five years of normal retirement, or if earlier, the executive is age 55 or over with 10 or more years of service. No benefits from the agreements are paid if the executive leaves the bank prior to meeting the retirement eligibility requirements.

For Mr. Waugh, Mr. Marwah and Mr. Porter, special individual arrangements have been put in place, as described in the table below.

NEO		RETIREMENT BENEFITS
Richard E. Waugh	•	Covered by legacy retirement agreements not offered to new or other current executives
Sarabjit S. Marwah	•	Annual pension paid at normal retirement from all sources combined is 70% of the sum of the final base salary plus the average bonus over the highest consecutive five years of bonus payout
	•	The total annual pension paid is limited to $2 million for Mr. Waugh and $1 million for Mr. Marwah
	•	Both Mr. Waugh and Mr. Marwah will have in excess of 35 years of service at their normal retirement date. Accordingly, the 70% formula translates into an annual pension calculated as 2.0% (or lower) of the highest average compensation for each year of service
	•	Additional payment of 30% of final base salary paid in the first year of retirement
Brian J. Porter	•	Covered by new retirement agreement effective on appointment to CEO position
	•	Under his new arrangement, Mr. Porter’s total annual pension from all bank sources will be capped at $1.5 million
	•	Mr. Porter’s new agreement provides a flat accrual of $125,000 of pension per year during his CEO tenure
	•	Mr. Porter’s prior retirement arrangement was frozen effective October 31, 2013. His accrued annual pension under prior plans is $281,000
Sean D. McGuckin	•	Entitled to the same formula as the SPP, but with total retirement benefits from all bank sources capped at 70% of highest average five-year compensation
	•	Compensation includes actual bonus, to a maximum of 50% of base salary, with the compensation capped at $600,000
J. Michael Durland	•	Participated for five years in the SPP, but is not currently accruing pension benefits
	•	Entitled to a frozen pension from the plan equal to the maximum pension allowed under a registered pension plan under the Income Tax Act (Canada)
Stephen D. McDonald	•	Entitled to a frozen pension under the SPP – United States, from two years’ service there, which provides a pension up to the maximum allowed for qualified plans in the United States
	•	Not currently accruing benefits in the SPP

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Plan Obligations for NEOs

The following table summarizes the defined benefit pension plan obligations for each NEO as at October 31, 2013.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

NAME	NUMBER OF YEARS CREDITED SERVICE	ANNUAL BENEFITS PAYABLE ($)		ACCRUED OBLIGATION AT START OF YEAR ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	ACCRUED OBLIGATION AT YEAR END ($)
		AT YEAR END	AT AGE 65
Richard E. Waugh	43.2	2,000,000	2,000,000	29,889,000	—	(440,000)	29,449,000
Brian J. Porter	19.8	281,000	1,448,000	3,123,000	(149,000)	149,000	3,123,000
Sean D. McGuckin	20.0	140,000	381,000	1,390,000	84,000	22,000	1,496,000
Sarabjit S. Marwah	34.8	1,000,000	1,000,000	13,456,000	393,000	615,000	14,464,000
J. Michael Durland	4.7	13,000	13,000	128,000	—	1,000	129,000
Stephen D. McDonald	2.0	7,000	7,000	92,000	0	(5,000)	87,000
1.	The benefits payable at year end, as shown above, do not include any reduction that may apply if a NEO retires prior to his normal retirement age. For Mr. Waugh and Mr. Marwah, the Annual Benefits Payable shown above do not include the additional amount paid in the first year of retirement.

2.	Upon his appointment to the position of CEO effective November 1, 2013, Mr. Porter’s retirement arrangement was amended to freeze the pension amount accrued before CEO appointment and to provide a flat accrual of $125,000 of pension per year during his CEO tenure. His total annual pension is capped at $1.5 million.

3.	The Accrued Obligation represents the value of the projected pension benefits from all pension plans, earned for all service to date.

4.	The Compensatory Change includes the annual service costs as well as other compensatory changes. The annual service cost reflects the value of the projected pension benefits earned during the year. Other compensatory changes represent the change in the Accrued Obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year. A compensatory gain arises in 2013 as a result of freezing Mr. Porter’s accrued pension based on service and earnings up to October 31, 2013.

5.	The Non-Compensatory Change amount represents the change in the Accrued Obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the Accrued Obligation at the start of the year and any employee contributions.

6.	The estimated Accrued Obligation values are calculated each year by the bank’s independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for the bank’s pension plans as disclosed in Note 31 to the 2012 Consolidated Financial Statements and Note 30 to the 2013 Consolidated Financial Statements, as applicable.

7.	All of the NEOs are vested in their supplemental pensions, with the exception of Mr. McGuckin.

8.	The amounts for Mr. McDonald have been converted into Canadian dollars from U.S. dollars. The exchange rate applied to the Annual Benefits Payable and Accrued Obligation at Year End is the exchange rate at October 31, 2013, which was Cdn $1.04237 per US$1. The exchange rate applied to the Accrued Obligation at Start of Year is the exchange rate at October 31, 2012, which was Cdn $0.9988 per US$1.

TERMINATION OF EMPLOYMENT: IMPACT ON COMPENSATION

In contrast to many financial institutions, we do not have any change-of-control agreements with our NEOs. Aside from commitments required by law, there are no other commitments to pay severance.

Change of Control

While we have not entered into any individual change-of-control agreements, our equity-based compensation plans and executive pension arrangements do address the conditions for vesting of benefits under these circumstances. We define a change of control as:

•	An acquisition of more than 20% of our voting shares

•	Change in a majority of our board members

•	Any transaction whereby one or more entities acquires more than 50% of our assets, or

•	A merger between us and one or more entities to form another legal entity

The change of control provisions contained in our compensation plans are “double-trigger” – which means they take effect only when a change of control is followed by termination of employment without cause. Under the PSU, RSU, Stock Option Plan and executive pension arrangements, if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.

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Compensation Treatment by Termination Scenario

The following table summarizes the treatment of NEO compensation under various termination scenarios:

COMPENSATION ELEMENT	RESIGNATION	RETIREMENT[1]	TERMINATION WITHOUT CAUSE	TERMINATION WITH CAUSE	CHANGE OF CONTROL
Salary[2]	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Annual Incentive[2]	Award forfeited	Receive prorated award based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
RSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date
PSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date. Executive is entitled to payment of vested units based on a performance factor of 1
Stock Options	All vested and unvested options immediately expire and are forfeited on the termination date	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier	Unvested options immediately expire and vested options continue to be exercisable for 3 months from termination date	All vested and unvested options immediately expire and are forfeited on the termination date	Vest immediately and become exercisable
DSUs	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases
Pension[3]	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease
1.	An executive may qualify for retirement under our equity plans, at the earlier of: 1) age 55 or older with 10 years of service, or 2) within 5 years of their normal retirement date. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For Global Banking and Markets participants only, the definition of retirement under the PSU plan is age 45 with 10 years of service.

2.	The treatment of base salary and annual incentive does not reflect any amounts that may be considered under common and civil law.

3.	The supplemental pension is forfeited if the executive: resigns or retires prior to attaining the retirement eligibility requirements; terminates with cause; or, engages in a competitive business after the executive retires or otherwise ceases to be employed by the bank.

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Estimated Payments for NEOs upon Termination of Employment

The table below outlines the estimated additional benefits to which each of our NEOs would be entitled if employment ceased on October 31, 2013. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2013) that vest or will become vested as a result of the termination circumstance. These values are based on a share price of $63.39, being the closing price of our common shares on October 31, 2013. Under no circumstances will any compensation be grossed-up to cover the impact of income taxes.

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time of termination. Many factors could affect the nature and amount of such benefits and the actual amounts may be higher or lower than the amounts provided below.

		ESTIMATED INCREMENTAL VALUE ON TERMINATION AS OF OCTOBER 31, 2013
NAME	COMPENSATION COMPONENT	RESIGNATION	RETIREMENT	TERMINATION WITHOUT CAUSE	TERMINATION WITH CAUSE	CHANGE OF CONTROL
Richard E. Waugh	Salary & Annual Incentives[1]:	-	-	-	-	-
	Equity-Based Incentives[2]:	Eligible to retire – see Retirement	25,400,652	15,446,932	-	25,400,652
	Pension[3]:	-	-	-	-	-
	Perquisites:	-	-	-	-	-
	Total:	-	25,400,652	15,446,932	-	25,400,652
Brian J. Porter	Salary & Annual Incentives[1]:	-	-	-	-	-
	Equity-Based Incentives[2]:	Eligible to retire – see Retirement	8,663,434	5,234,542	-	8,663,434
	Pension[3]:	-	-	-	-	-
	Perquisites:	-	-	-	-	-
	Total:	-	8,663,434	5,234,542	-	8,663,434
Sean D. McGuckin	Salary & Annual Incentives[1]:	-	-	-	-	-
	Equity-Based Incentives[2]:	-	-	1,606,709	-	2,370,758
	Pension[3]:	-	-	-	-	-
	Perquisites:	-	-	-	-	-
	Total:	-	-	1,606,709	-	2,370,758
Sarabjit S. Marwah	Salary & Annual Incentives[1]:	-	-	-	-	-
	Equity-Based Incentives[2]:	Eligible to retire – see Retirement	9,341,631	5,634,715	-	9,341,631
	Pension[3]:	-	-	-	-	-
	Perquisites:	-	-	-	-	-
	Total:	-	9,341,631	5,634,715	-	9,341,631
J. Michael Durland	Salary & Annual Incentives[1]:	-	-	-	-	-
	Equity-Based Incentives[2,4]:	10,256,275	10,256,275	8,695,121	-	14,271,052
	Pension[3]:	-	-	-	-	-
	Perquisites:	-	-	-	-	-
	Total:	10,256,275	10,256,275	8,695,121	-	14,271,052
Stephen D. McDonald	Salary & Annual Incentives[1]:	-	-	-	-	-
	Equity-Based Incentives[2]:	Eligible to retire – see Retirement	8,905,211	5,415,679	-	8,905,211
	Pension[3]:	-	-	-	-	-
	Perquisites:	-	-	-	-	-
	Total:	-	8,905,211	5,415,679	-	8,905,211
1.	The base salary and annual incentive figures do not reflect any amounts that may be considered under common and civil law.

2.	PSUs have been valued assuming a performance factor at target (i.e., 1.0), and may not reflect the actual payouts under the PSU plan.

3.	Represents the additional pension amount payable beyond the accrued pension obligation as of October 31, 2013. Mr. Durland and Mr. McDonald are not currently accruing pension benefits.

4.	Mr. Durland is eligible to retire under the PSU plan. Mr. Durland’s stock options granted in 2009 and 2010 will continue to vest and be exercisable for a period of up to five years should he leave the bank and not engage with a competitor for two and a half years following leaving the bank. All stock options granted after 2010 follow the bank’s standard stock option plan.

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OTHER 2013 UPDATES

Cost of Management Ratio (“COMR”)

Like other major Canadian financial institutions, we use a consistent standard for COMR calculations and reporting to provide transparent disclosure valued by readers. We divide aggregate compensation awarded to our NEOs for each of the last three years by Net Income After Taxes (“NIAT”) to determine the percentage.

YEAR	TOTAL NEO COMPENSATION1&2 ($ MILLIONS)	NET INCOME AFTER TAXES[3] ($ MILLIONS)	COMPENSATION AS A % OF NIAT (COMR)
2013	34.1	6,697	0.51%
2012	32.6	6,466	0.50%
2011	30.7	5,330	0.58%
1.	Aggregate total compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported above in the Summary Compensation Table.

2.	To provide a consistent basis of comparison, the figure for 2013 includes the total compensation for only the top five named executive officers.

3.	NIAT represents net income as reported in the Consolidated Statement of Income in the 2013, 2012 and 2011 Consolidated Financial Statements and reflects the impact of new accounting standards adopted effective November 1, 2010 (refer to Note 1 of Consolidated Financial Statements). Prior period information has been reclassified to conform with current period information.

Compensation for Employees who Manage Risk

We are committed to best practices in disclosure, including disclosures required by Implementation Standard 15 of the FSB Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar 3 disclosure requirements for remuneration. The tables below are intended to provide the aggregate compensation information for employees that may have a material impact on the risk exposure of the bank.

We have undertaken a detailed process for establishing criteria and identifying employees that may have a material impact on the risk exposure of the bank. The Chief Auditor, the Chief Compliance and Regulatory Officer, and the Chief Risk Officer, along with other key senior executives, collectively reviewed the potential list of employees to determine who would be considered as material risk impact employees. As a result, all Executive Vice-Presidents and above, all Global Banking and Markets senior leaders and above, as well as other select employees whose actions have true material impact on the risk exposure of the bank, were identified as material risk impact employees. All the material risk impact employees have at least 40% – 60% of their total incentive compensation deferred.

The tables below provide compensation award data from the most recently completed planning cycle for the identified material risk impact employees. The tables demonstrate that a large majority of the compensation awarded to these executives is “at-risk” and tied to our mid- to long-term future performance, consistent with our compensation risk management principles. The tables also provide the outstanding value of any vested or unvested deferred compensation, the amount of deferred compensation paid out in 2013, as well as information on sign-on awards and guarantees.

Aggregate Compensation Awarded in 2013 at December 31, 2013

			FIXED PAY	VARIABLE COMPENSATION
GROUP	NUMBER OF EXECUTIVES	AGGREGATE TOTAL DIRECT COMPENSATION[1] ($MILLIONS)	BASE SALARY ($MILLIONS)	CASH INCENTIVE (NON- DEFERRED) ($MILLIONS)	NON- DEFERRED SHARE UNITS ($MILLIONS)	DEFERRED CASH INCENTIVE ($MILLIONS)	SHARE- BASED[2] ($MILLIONS)	STOCK OPTIONS ($MILLIONS)	PORTION OF INCENTIVE DEFERRED[3]
NEOs	6	39.3	4.6	9.4	0.0	0.0	15.2	10.1	73%
Other Bank Employees	172	220.8	44.4	86.1	2.0	2.6	72.0	13.8	50%
Total 2013	178	260.1	49.0	95.5	2.0	2.6	87.1	23.9	54%
Total 2012	170	261.7	45.3	98.2	2.2	2.8	86.5	26.6	54%
1.	Aggregate Total Direct Compensation consists of base salary, cash incentives (non-deferred), deferred cash incentives, share-based awards, and stock options.

2.	Share-based represents the grant value of PSUs, RSUs, and DPPs.

3.	Represents portion of variable compensation awarded in deferred cash incentive, share-based and stock options.

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Outstanding Deferred Compensation at December 31, 2013

		VESTED[1] ($ MILLIONS)			UNVESTED[1] ($ MILLIONS)
GROUP	NUMBER OF EXECUTIVES	DEFERRED CASH INCENTIVE	SHARE UNITS	STOCK OPTIONS	DEFERRED CASH INCENTIVE	SHARE- BASED	STOCK OPTIONS	TOTAL OUTSTANDING ($ MILLIONS)
NEOs	6	0.0	0.0	93.8	0.0	45.3	22.7	161.8
Other Bank Employees	172	0.0	2.0	128.8	5.6	258.3	36.9	431.7
Total 2013	178	0.0	2.0	222.6	5.6	303.6	59.6	593.5
Total 2012	170	0.0	0.0	135.7	4.5	263.9	30.9	435.0
1.	Outstanding vested or unvested deferred compensation represents the in-the-money value of any equity or deferred cash compensation awards at December 31, 2013. PSUs and DPP units have been valued assuming a performance factor at target (i.e., 1.0).

All of the total outstanding deferred compensation amounts are exposed to implicit adjustment related to the fluctuation in the bank’s common share price (stock options, stock appreciation rights, PSUs, RSUs and DPPs as described previously) or to performance-based adjustments (PSUs, DPPs and deferred cash awards). Beginning in 2009, PSU and stock option awards became subject to clawback provisions. All deferred compensation awards made in December 2013 are subject to clawback provisions.

Deferred Compensation Paid Out: January 1, 2013 – December 31, 2013

GROUP	NUMBER OF EXECUTIVES	DEFERRED CASH INCENTIVE ($ MILLIONS)	SHARE-BASED ($ MILLIONS)	STOCK OPTIONS ($ MILLIONS)
NEOs	6	0.0	13.0	15.8
Other Bank Employees	172	2.2	85.5	27.0
Total 2013	178	2.2	98.5	42.8

Includes PSU, DPP and deferred cash awards paid in the year ended December 31, 2013, as well as stock options (including stock appreciation rights) exercised in the year ended December 31, 2013.

There were no reductions in deferred compensation payments made in December 2013 due to explicit adjustments such as clawbacks, or implicit adjustments such as a decrease in share price. However, the PSU performance factor was below target resulting in an implicit reduction to the share-based award payouts of $4 million.

Other Payments Awarded in 2013

	SIGN-ON AWARDS				GUARANTEES
GROUP	#	($	MILLIONS	)	#	($	MILLIONS	)
NEOs	0		0		0		0
Other Bank Employees	0		0		0		0

In 2013, there were no sign-on or guaranteed incentive awards provided to material risk employees. Due to privacy concerns the bank provides severance payment amounts to OSFI on a confidential basis.

Securities Authorized for Issuance under Equity Compensation Plans as at February 6, 2014

	SECURITIES TO BE ISSUED UPON EXERCISE			SECURITIES REMAINING FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS		SECURITIES TO BE ISSUED UPON EXERCISE PLUS AVAILABLE FOR ISSUANCE
EQUITY COMPENSATION PLANS[1]	#	% OF OUTSTANDING COMMON	WEIGHTED AVERAGE PRICE	#	% OF OUTSTANDING COMMON	#	% OF OUTSTANDING COMMON
Stock Option Plan	24,888,817	2.05%	$51.15	12,417,610	1.02%	37,306,427	3.07%
Director Stock Option Plan[2]	–	0.00%	–	518,000	0.04%	518,000	0.04%
DundeeWealth Share Option Plans[3]	712,714	0.06%	$51.31	174,780	0.01%[4]	887,494	0.07%
Total	25,601,531[5]	2.11%	$51.15[6]	13,110,390[7]	1.08%	38,711,921	3.19%
DundeeWealth Share Bonus Plan[8]	35,370	0.00%	n/a	–	0.00%[8]	35,370	0.00%

1.	We do not have any equity compensation plans that are not approved by shareholders.

2.	Effective October 28, 2003, we discontinued granting stock options to directors.

3.	As part of the acquisition of DundeeWealth, DundeeWealth share options were converted to 1,293,308 options based on the bank’s common shares on February 1, 2011. The number of options and exercise prices represent the sum and weighted average, respectively, of the bank’s common shares to be issued with respect to share options granted under the DundeeWealth Inc. Share Incentive Plan and the DundeeWealth Inc. Advisor Share Incentive Plan.

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4.	We will not be issuing new share options from the DundeeWealth equity compensation plans.

5.	Number as at October 31, 2013 was 23,608,618.

6.	Weighted average price as at October 31, 2013 was $49.09.

7.	Number as at October 31, 2013 was 15,819,044 (excluding the Director Stock Option Plan).

8.	Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants under the DundeeWealth Inc. Share Incentive Plan and the DundeeWealth Inc. Advisor Share Incentive Plan. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. Bonus shares under these plans were converted to bank common shares to be issued from treasury. We will not be issuing new bonus shares under the DundeeWealth equity compensation plans.

For more information, refer to Note 28 of the 2013 Consolidated Financial Statements.

Dilution, Overhang, Burn Rate & Stock Option Plan Details

Shareholders approved the number of shares issuable under the Stock Option Plan, which at all times has represented less than 10% of our outstanding common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan” on page 16) combined, as of October 31 of each year and excludes DundeeWealth share options.

	2013	2012	2011
Dilution
Total number of options outstanding divided by total number of common shares outstanding	1.9%	1.9%	2.0%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	3.2%	3.5%	4.1%[1]
Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.33%	0.32%	0.31%

1.	In April 2011, our shareholders approved an increase of 15 million bank common shares available for issuance under the Stock Option Plan.

Stock Option Plan Features

•	Stock option grants awarded prior to December 2009 may include a tandem stock appreciation right (“tandem SAR”) feature. This gives the grant holder the choice of either:

•	Exercising the option by purchasing bank common shares at the grant price and either holding or selling the shares

•

Exercising the tandem SAR and receiving a cash payment representing the difference between the exercise price and the market price of common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted

•	This is an either/or choice. If the option is exercised, the tandem SAR is cancelled and vice versa

•	The bank does not have significant share dilution but did issue 46 million shares related to acquisitions, equity-based compensation and under the share dividend and share purchase plans

•	No individual may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding common shares on a non-diluted basis

•

The number of bank common shares which may be issued to insiders pursuant to the exercise of options in a one year period and issuable to insiders at any time may not exceed 10% of the bank’s outstanding common shares. This limit applies to the Stock Option Plan and any other bank security based compensation arrangements

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price

•	Options cannot be sold to a third party. Ownership can be transferred to a beneficiary or legal representative upon a grant holder’s death

•

Adjustments can be made for the effect of certain events, such as subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares

•

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval — such as housekeeping administrative changes; terms, conditions and mechanics of grant; vesting, exercise and early expiry; and amendments designed to comply with applicable laws, tax or accounting provisions, or regulatory requirements. Amendments to design, such as an increase to the maximum number of shares issuable, require shareholder approval

•

The board recently approved an administrative amendment to the Stock Option Plan, to add insider participation limits. This amendment was within the board’s authority and simply formalized the limit, consistent with how the Stock Option Plan has been managed

•	Our general loan policies, at customer rates, apply to our employees, including employees of our subsidiaries, borrowing for the purpose of purchasing common shares with respect to option exercises

•

In select countries outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs”) – similar to what are sometimes called “phantom stock” plans – have been granted instead of options

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The table below includes the aggregate indebtedness outstanding at January 8, 2014 of our directors, executives and employees (current and former) located in the main countries in which we operate to the bank and its subsidiaries. Year over year increases include the impact of acquisitions and currency fluctuation. The amounts exclude routine indebtedness, as described in note 5 below.

PURPOSE	TO THE BANK OR A SUBSIDIARY OF THE BANK	TO ANOTHER ENTITY
Share Purchases	–	–
Other	$518,298,410	–

The following table shows the outstanding amounts that our directors and executive officers borrowed from the bank or its subsidiaries in order to buy our securities and for other purposes, including amounts borrowed by their respective associates. The amounts also exclude routine indebtedness. Executive officers represent our senior officers in charge of principal business units, division or function, and/or performing a policymaking function for the bank.

NAME AND PRINCIPAL POSITION	INVOLVEMENT OF ISSUER	LARGEST AMOUNT OUTSTANDING DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2013 ($)	AMOUNT OUTSTANDING AS AT JANUARY 8, 2014 ($)	FINANCIALLY ASSISTED SECURITIES PURCHASES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2013 (#)
Securities Purchase Program	–	–	–	–
Other Programs
Group Head/Executive Vice-President
Sarabjit S. Marwah	Lender	$3,639,373	$3,633,958	–
Robert Pitfield	Lender	$ 553,020	$ 532,599	–
Troy Wright	Lender	$1,188,934	$1,130,374	–

1.	Effective March 1, 2001, the bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the bank had a general loan policy which enabled executives and employees of the bank and its subsidiaries to borrow funds in order to buy securities of the bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•

Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•

Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•

Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•

Mortgages to finance a principal residence were available to all qualified employees, generally at a rate that was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $250,000 at 3.25% below customer mortgage rates for the first five years, 2.25% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $150,000 at 2.25% below, 1.25% below and 1% below regular customer mortgage rates for those periods respectively).

3.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

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4.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

5.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to customers generally, but not exceeding $50,000 to any director or executive officer; and (ii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectability.

OTHER INFORMATION

DIRECTORS’ AND OFFICERS’ INSURANCE

The bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2014. The policy covers individual directors and officers in circumstances where the bank is not able or permitted to indemnify such individuals. The policy has a $200,000,000 limit and a nil deductible. The annual premium for this coverage is $919,550.

ADDITIONAL DOCUMENTATION

Financial information relating to the bank is provided in the bank’s comparative financial statements and management’s discussion & analysis for the 2013 fiscal year. Additional information relating to the bank is available at www.sedar.com or at www.sec.gov. A copy of this management proxy circular, the bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion & analysis and annual information form and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the bank’s Secretary at the following address:

Secretary of The Bank of Nova Scotia

44 King Street West

Scotia Plaza

Toronto, Ontario, Canada

M5H 1H1

DIRECTORS’ APPROVAL

The board has approved the contents and the sending of this management proxy circular.

Deborah M. Alexander

Executive Vice-President, General Counsel and Secretary

February 6, 2014

Toronto, Ontario, Canada

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SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following six shareholder proposals and accompanying statements were submitted by three shareholders. The proposals are matters that the shareholders propose to raise for consideration at the meeting. All proposals and supporting statements have been printed as submitted.

Proposal No. 1 was submitted by Mr. William L. Ellis, 1010-548 Dallas Road, Victoria, British Columbia, V8V 1B3.

Proposals No. 2 to 5 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montréal, Québec, H2X 1X3. The proposals were submitted in French and translated into English by the bank.

Proposal No. 6 was submitted by Mr. Andrew H. Palicz, 124 Deerfield Circle South East, Calgary, Alberta, T2J 6L8.

The board recommends voting AGAINST each of these six proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST each of these six proposals.

PROPOSAL NO. 1 — Filling Anticipated Vacancies

Resolved, that the Board of Directors make a commitment that one of the two vacancies from anticipated male retirements from the Board in 2015, be filled with a female director.

Background

For many years now, small institutional and private individuals have submitted proposals to TSX listed companies to establish targets in one form or another, to increase the number of women on Corporate Boards. These attempts have been largely unsuccessful. For example, in the case of the banks two of them, with fifteen member boards still have no more than three women (17.6%) on their Boards

In light of this unsatisfactory situation, the Government of Ontario recently asked the Ontario Securities Commission to look into the matter which led, in July of this year, to the circulation of a proposal seeking public input. This is an on-going process. However, a year earlier an equally concerned organization, Catalyst Canada, produced an Accord, one component of which asked signatories to commit to increasing the representation of overall (my emphasis) Financial Post 500 Board seats held by women to 25% by 2017. In other words, there was a clear understanding, given the widely differing nature of their businesses, that not every company could do this. Consequently, companies that could, would need to exceed this target for the general good.

In that connection, it is noted that since 2005 the percentage of women ~ usually three or four ~ on the Bank’s Board of Directors has fluctuated between twenty and thirty percent, with the average being 24.7%, which essentially meets that guideline.

But what is more revealing is that three times since then, in 2008, 2009, and 2011, shareholders again proposed that the Bank take some action to increase that number. And each time the Board recommended voting against the proposal while simultaneously repeating this mantra: “The Board appreciates the importance of gender diversity and over the long term, seeks to have more women both among its members and among the Bank’s senior management.”

So, while it is true that in 2007, the Bank under the inspired leadership of Rick Waugh received the prestigious Catalyst Award for its Advancement of Women initiative, the situation at the Board level has not, in the last eight years, improved at all. There is, therefore, a need for this proposal which basically does not ask the Board to do much more than honour its repeated commitments to have more women on the Board of Directors.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1

Gender diversity on our board and the advancement of women generally are issues about which Scotiabank cares deeply. As part of our support for these matters, in September 2013, the bank signed on to the Catalyst Accord as part of its adoption of a new board diversity policy. Catalyst Canada launched the Catalyst Accord in 2012; it asks signatories to put their names on a “Call to Action” to corporate Canada to increase the representation of overall Financial Post 500 board seats held by women to 25% by 2017. The companies that commit to the Accord pledge to set an internal goal for women’s representation on their board to be met by 2017, provide a list of ‘board-ready women’ and agree to be recognized publicly as a leader on this issue. The bank’s board has already met its obligations under the Accord. Over 25% of our board seats are currently held by women, with 4 of the 14 proposed directors (28.6%) being women. While diversity, including gender diversity, are important and valuable considerations in assessing potential director nominees, there are other factors such as risk management, financial institutions and financial experience that must also be considered when choosing and recruiting board members. This expertise is particularly important as the board addresses succession planning in light of scheduled retirements. The bank must also have the flexibility to add qualified board members when they become available, and this may mean adding male or female candidates, as appropriate. The bank cannot make a commitment to select a board candidate whose gender is a decisive factor above all other considerations; the board must select the best qualified candidate whose portfolio of skills and attributes enables him or her to best represent and serve the bank and its stakeholders. The bank is committed to gender diversity on its board, and its obligations under its diversity policy; but one aspect of the diversity policy cannot trump all other considerations in the director selection process.

For these reasons, the bank recommends voting against this proposal.

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PROPOSAL NO. 2 — Phasing Out Stock Options as a Form of Compensation

It is proposed that the Bank agree to phase out stock options as a form of variable compensation for its executives.

Supporting Statement

As mentioned by the Institute for Governance of Private and Public Organizations (“IGPPO”) in its study entitled Cutting the Gordian Knot of Executive Compensation, “[i]t was a major mistake, and a source of many shenanigans, to make stock options a large component of executive compensation”.

The executive compensation must be based on solid performance criteria that executives can control and promote the creation of long-term added value for the organization. However, the main objective of stock options as a form of compensation is to reward and motivate executives by linking the executives’ performance to the organization’s share performance.

However, such a linkage is far from being established. For example, results of an analysis performed by Michel Magnan and Sylvie St-Onge show:

[Translation] “that, between 1998 and 2008, 90% of changes in stock market prices of the five large Canadian banks are due to characteristics of the banking sector such as low interest rates and favourable macroeconomic environment. In other words, during this decade, fewer than 10% of the differences in stock market performance of such banks can be explained by factors specific to each of them, such as the decisions and initiatives of the CEO, and many other factors such as their staff, their customers, the location of their business places or their mix of business1”.

This is the reason why stock options must be phased out, which could help minimally restore our trust in the approach used by the Bank to compensate and motivate its executives.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2

For the grants in December 2013, we reduced the mix of options from 50% to 40% of equity and we no longer use options in Global Banking and Markets except for the Co-CEOs. The board will continue to review the components of our compensation mix in future years.

We believe aligning shareholder interest and management focus through share price is important to our shareholders. Options are one of the mechanisms that create this alignment. Along with annual incentives and performance share units, our stock option program provides a good balance between short, mid and long-term incentives in our overall compensation mix. We believe shareholders ultimately benefit from the contribution options make in providing a balanced package that will attract and retain the right talent for the long term.

For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 3 — Pay its Fair Share of Taxes

It is proposed that the Bank disclose, at the next annual meeting, the actions it intends to take to conform to the plan filed by the OECD on July 20 with regard to the non-payment by multinationals of their fair share of taxes.

Supporting Statement

When the Action Plan on Base Erosion and Profit Shifting was filed by the Organization for Economic Cooperation and Development (“OECD”) with the G20 Finance Ministers, OECD Secretary-General Angel Gurria said:

“International tax rules, many of them dating from the 1920s, ensure that businesses don’t pay taxes in two countries – double taxation. This is laudable, but unfortunately these rules are now being abused to permit double non-taxation. The Action Plan aims to remedy this, so multinationals also pay their fair share of taxes.”

More specifically, in order to manage appropriately the reputational risk associated with an excessive tax avoidance strategy, we propose that the Bank inform its shareholders, customers and other stakeholders of its internal policy with respect to the recommendations of this report, including the following:

•	“prevent treaty abuse” in order to prevent “double non-taxation”; does the Bank benefit from such tax treaties and if so, what are their impacts on its tax liability?

•

change the definition of “permanent establishment” in order to prevent subsidiaries from artificially avoiding their status that renders them liable to taxation: does this situation exist at the Bank and if so, what measures does it intend to adopt in order to pay taxes for which it is liable?

•

measures to “assure that transfer pricing outcomes are in line with value creation”. The goal is to prevent a company from transferring profits realized in standard or high tax countries to low tax countries: does the Bank use such a tax strategy and if so, what is its policy for the coming years?

[1]	http://www.igopp.org/IMG/pdf/rem._des_dir._StOnge-Magnan_a08.pdf (p.26) (French version only)

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As mentioned by Gérard Bérubé in a recent article published in Le Devoir, companies are:

[Translation] “[…] limited only by their imagination. There are inappropriate uses of transfer pricing or complex financial instruments (hedging instruments or swaps). There are also techniques that enable companies to deduct losses that they did not actually realize. To this we can add the use of avoidance accounting mechanisms that create “artificial” losses or increase the possibilities for deducting the same loss.”

In short, we propose that the audit committee submit to the next annual meeting a report setting out the actions that the Bank agrees to take in order to comply with the guidelines recommended by the OECD.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3

The Action Plan on Base Erosion and Profit Shifting (the “APBEPS”) released by the OECD discusses and expresses concerns regarding certain global taxation systems; the OECD has not yet made any specific proposals or recommendations. The bank believes it adheres to the general principles of fairness in taxation and does not abuse any taxation system to take advantage of double non-taxation or similar strategies. As a result, the bank does not believe that it is necessary to provide disclosure to its shareholders at the annual meeting regarding the actions it intends to take to conform to the APBEPS.

A primary concern raised in the APBEPS relates to double non-taxation, which is generally defined as artificial transactions whose sole purpose is to use tax treaties and domestic tax policies to avoid taxation both in source countries and in home countries where profits are ultimately repatriated. The bank does avail itself of tax treaty benefits to avoid double taxation, from time to time, but only as reasonably intended by those treaties. It does not abuse tax treaties in order to cause double non-taxation. Nor does the bank do anything to artificially avoid a “permanent establishment” status or artificially transfer profits sourced in high tax countries to low tax countries. In fiscal 2013, the bank incurred $1.763 billion in income taxes and $0.819 billion in other taxes, together representing nearly 28% of our net income before income and other taxes in that year.

For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 4 — Say on Pay on Executive Compensation: Addressing Dissatisfactions

It is proposed that the Bank inform its shareholders and stakeholders of the actions taken following a significant vote against the executive compensation policy, i.e. a percentage of 3% or higher.

Supporting Statement

For the past three years, the Canadian banks have been consulting their shareholders on their executive compensation policy. Percentages of votes “against” such policy vary from year to year and may reach up to 15.07% as was the case for the Royal Bank of Canada in 2011.

The Bank, like its competitors, never undertook a feedback process with its shareholders following a significant vote against its compensation policy. Since nearly 1.2 billion shares are outstanding, 1% of negative votes represents almost 12 million shares held by dissatisfied holders. However, it should be noted that approximately 50% of shares are voted.

This year, the percentage of votes against the compensation policy reached 5.59% and last year 5.61%, or more than 30 million shares.

In order to provide feedback to these shareholders, we propose that, if the votes against the compensation policy are higher than 3%, the Board, after consulting the compensation committee, deliberate on the issue at a subsequent meeting and post immediately on its website a press release announcing how it intends to follow up on the expectations expressed by shareholders at the annual meeting. As for the next annual meeting, we suggest that the chair of the compensation committee orally report on the actions taken following such dissatisfaction vote.

We believe that any percentage higher than 3% is significant, such percentage being the threshold recognized by the legislator for granting organizations like ours the right to refile a proposal.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4

The bank feels strongly that 3% is not a significant vote against the executive compensation policy. This view is well supported by corporate governance experts. The Institutional Shareholder Services’ (ISS) Canadian Corporate Governance Policy, 2014 Updates, sets out that a vote of less than 70% in favour of an issuers’ executive compensation policy is the established threshold for “significant opposition” requiring a higher level of response and engagement from issuers. In other jurisdictions, a similar threshold is suggested by corporate governance experts. If the bank were to adopt the approach suggested in the shareholder proposal, it would effectively create a new and unreasonable threshold of approval for the advisory resolution on executive compensation. The bank’s investors are a highly diverse group with differing investment objectives and time horizons, and provide conflicting feedback on how compensation is best structured. It is not possible to adjust executive compensation packages to satisfy all shareholders.

The bank takes the vote on executive compensation seriously. This management proxy circular details the process whereby if a significant number of shares represented in person or by proxy at the annual meeting voted against the advisory resolution on executive compensation, the human resources committee would review the bank’s approach to executive compensation in the context of the specific concerns of the shareholders and may make recommendations to the board. Following the review by the human resources

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committee, the bank would disclose a summary of the process undertaken by this committee and an explanation of any changes being implemented in relation to the bank’s executive compensation. The bank would provide this disclosure within six months of the relevant shareholders’ meeting and, in any case, not later than the next management proxy circular. This aligns with accepted practices regarding the advisory resolution on executive compensation and does not restrict shareholders from providing feedback to the board of directors of the bank at any time on the executive compensation policy. The human resources committee and the board of directors review and consider all shareholder feedback related to compensation matters.

For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 5 — Pension Plans and Transparency

It is proposed that the Bank adopt, with regard to the status of the pension plans it administers, a more transparent reporting process focusing, in plain language, on the issues faced by such pension plans.

Supporting Statement

Pension plan liability is one of the most significant long-term liabilities incurred by companies. The status of pension plans is described in the notes to financial statements (note 31). The accounting valuation of such plans must be based on “management’s best estimates” for each of the demographic and financial assumptions, including the discount rate for future benefit payments and the expected return on plan assets. These are complex assumptions for shareholders concerned about determining the actual status of the company’s liability and their impacts thereon.

A clearer and more accessible information is all the more important since, according to the rating agency DBRS, in 2012, The Bank of Nova Scotia’s pension plans ranked among the 20 pension plans in the most critical condition, along with Royal Bank’s and Manulife’s pension plans.

We request that the management present a summary of all of the issues raised by the administration of such pension plans while outlining the actions it intends to take to remedy the situation. Among other things, we want shareholders to be informed of the process that led management to make assumptions on which financial reporting is based and their impact on financial statements.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5

The DBRS ranking was based on the size of the deficit in 2012 and did not look at the deficit relative to the bank’s size. Although the magnitude of the deficit may seem large, it is relatively small in comparison to the plan and the bank’s overall financial strength. Excluding the unfunded pensions, the 2012 net deficit for the broad employee based pension plans was $732 million for the year ended October 31, 2012 representing 12% of the obligation as at October 2012, and less than 2% of the bank’s Total Equity. As at October 31, 2013, the previous net deficit for these pension plans had become a surplus of $49 million. The substantial improvement was a result of improved asset returns, higher discount rates and contributions made by the bank.

The financial statements of the bank report fully on the bank’s material pension plans. Each year, the plans are re-measured in accordance with International Accounting Standards (“Standards”). The most significant assumption is the discount rate and management has no say in this assumption as the Standards require the discount rate to be based on the rate for high quality corporate bonds. Both the independent actuaries for the plans and the bank’s independent auditors assess the reasonableness of any choices regarding any other assumptions, as well as compliance with the Standards.

In addition, the bank’s pension plans are administered in accordance with all applicable laws and regulations. The governance of the bank’s most material pension plan includes supervision by Canadian regulators, including the bank’s regulator, OSFI. The bank’s contributions to the plan are made in accordance with funding rules set out by OSFI. The assumptions used for the valuation are not based on management’s best estimates. They are set by the independent plan’s actuaries on the basis of the requirements of the Canadian Institute of Actuaries and statute.

The bank has always been in compliance with the funding requirements of the plans.

The bank believes that the disclosure in its Annual Report provides valuable independent information to its shareholders with respect to the bank’s most material pension plans.

For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 6 — Director Share Ownership:

Resolved, that all independent directors, who serve on the board of directors of the Bank of Nova Scotia, be obligated to retain the level of share ownership that is required of them as board members for at least two years after their resignations or retirements from the board of Scotiabank.

Shareholders Statement:

The fundamental purpose of this proposal is to strengthen the alignment of the long-term pecuniary interests of Scotiabank’s independent board members with those of its other shareholders.

Scotiabank’s “CEO and his direct reports are subject to post-retirement retention requirements” with respect to mandatory minimum levels of share ownership of the Bank’s common stock. This is according to the Bank’s Executive Share Ownership Guidelines section of its 2013 management proxy circular.

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Scotiabank’s independent board members have at least as senior a role in the administration of its corporate governance as do its senior executives in that of its day to day management. Given the importance of good governance to the long-term welfare of the bank, those who are privileged to serve as independent directors on its board ought to have a post-departure share ownership requirement that is at least as stringent as is that of its most senior executives.

There is substantial value to Scotiabank in a closer alignment of the long-term financial interests of its independent board members with those of the Bank’s other shareholders. While this proposal would require the use of Scotiabank common stock rather than its deferred share units to meet director share ownership requirements, the potential benefits of this increased alignment of interests with Scotiabank’s shareholders in general would far exceed its costs.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 6

The board believes that directors should own and hold common shares of the bank to ensure the alignment of their interests with those of the bank’s shareholders. In October 2013, the board enhanced the director share ownership guidelines and effective November 1, 2013, each director is required to hold bank common shares and/or DDSUs with a value of not less than $500,000 (this was previously $450,000). Directors have five years from their date of appointment or November 1, 2013, as applicable, to meet this new requirement. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank.

In response to mounting pressure from corporate governance advocacy groups and institutional shareholders to move from stock options to share-based awards, in 2003, the bank discontinued granting stock options to its directors. Share-based awards, such as DDSUs, received support from these advocacy groups and shareholders and have become accepted practice among Canadian corporations, as these awards more closely align the interests of directors with those of shareholders and discourage undue and excessive risk-taking.

Executive management of the bank is required to hold shares for a period after retirement to ensure that they are focused and accountable for the results of long-term strategic decisions of the bank made during their careers and, as a result, to discourage undue and excessive risk-taking. While directors supervise the management of the business and affairs of the bank, the development of the strategy of the bank is an on-going process during a director’s tenure and not specifically related to the time of a director’s retirement.

The proposed requirement would severely restrict the methods by which directors could be compensated and may hinder the bank’s ability to attract and retain qualified director candidates. The director compensation structure helps to facilitate and encourage the investment of directors in the bank. DDSUs are an important feature of the director compensation structure and facilitate a director’s ability to meet the share ownership requirement. The tax deferral associated with DDSUs would not be available if DDSUs were required to be held for two years following a director’s retirement from the board.

The board believes that the current director compensation structure, including the availability of DDSUs, aligns with the interests of shareholders and is consistent with market practice and good corporate governance, including the recommendations of the Canadian Coalition for Good Governance. For the foregoing reasons and the fact that the proposed policy is inconsistent with market practice, the board does not believe that the proposed requirement is appropriate.

For these reasons, the bank recommends voting against this proposal.

NOTE: Discussion on withdrawn proposals

Last year, a proposal was jointly submitted by Northwest & Ethical Investments L.P., Mr. William Davis and The United Church of Canada requesting that the human resources committee of the board provide a report to shareholders at a reasonable cost and omitting proprietary information, assessing the results and risks of basing senior executive compensation on horizontal comparison with peer companies. The proposal further requested that the report should discuss the potential to integrate vertical comparison metrics, such as average employee compensation within the bank, and indicate if the bank plans to make changes in its process. The shareholder proposal was withdrawn as a result of the bank’s commitment to undertake a review of the issues raised in the proposal. The bank, along with five other Canadian banks, engaged Meridian Compensation Partners (“Meridian”) to review and report on these issues. The Meridian report is available on the Meridian website. We also engaged Meridian to review our benchmarking practices to assess issues raised in the broader study. Meridian concluded that our programs and practices respecting the benchmarking of executive compensation are sound and have the safeguards referenced in the study. Please refer to page 23 for details of the review. Vancity Investment Management Ltd. of 300-900 West Hastings Street, Vancouver, BC V6C 1E5 submitted a shareholder proposal regarding the bank’s risk management procedures and policies related to the potential impact of stranded assets in the fossil fuel industry on the bank’s investment and loan portfolios. After discussions with the bank regarding our risk policies and practices, Vancity agreed to withdraw its proposal. The bank has in place a robust risk analysis framework that addresses a wide range of risks, including environmental and climate change risks related to the fossil fuel industry. One additional proposal was made by MÉDAC requesting that the bank’s board report on certain board members who received a higher number of withheld votes than their colleagues. Following discussions with the bank and a review of the historical vote return of the bank’s directors, MÉDAC agreed to withdraw this shareholder proposal. The bank thanks all shareholders who submitted proposals for their commitment to good governance.

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Notice Respecting Shareholder Proposals:

The Bank Act and Regulations require the following:

•	Shareholder proposals for the 2015 annual meeting must be received by November 12, 2014 (at least 90 days before the anniversary date of the notice of the prior annual meeting)

•

To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time.

•	There are grounds to refuse proposals

•	The proposal and supporting statement together are not to exceed 500 words

This is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

“Corporate governance” refers to the oversight mechanisms and the ways in which a company is governed. The board is elected by shareholders to supervise the management of the business and affairs of the bank with a view to enhancing long-term shareholder value. Corporate governance encompasses our processes and policies, how decisions are made and how the bank deals with the various interests of our many stakeholders, including shareholders, customers, employees and the broader community. The board continually reviews and revises its corporate governance policies and practices in response to changes in regulation and evolving concepts of best practices in corporate governance.

Board of Directors – Mandate and Responsibilities

The bank’s corporate governance policies are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the bank.

The board’s mandate is to:

•	Supervise the management of the business and affairs of the bank

•	Maintain the bank’s strength and integrity

•	Oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•	Perform any other duties required by law

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. The bank’s directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

In June 2013, the board completed the annual review and approval of its mandate and the bank’s corporate governance documents.

Further information on the board’s mandate (as well as the mandates of the chairman, committees, committee chairs and individual directors) is available at www.scotiabank.com under “Corporate Governance.” The website also contains other key documents referred to in this management proxy circular, such as Scotiabank’s Guidelines for Business Conduct and our public disclosure policy and practices statement. The board’s mandate is incorporated by reference into this management proxy circular and is also available at www.sedar.com.

Committees of the board assist the board in fulfilling its responsibilities and duties, and allow directors to share responsibility and devote appropriate time and attention to issues. There are four standing committees of the board, each of which has provided a report in this management proxy circular:

•	Audit and conduct review committee

•	Corporate governance committee

•	Executive and risk committee

•	Human resources committee

The executive and risk committee, during intervals between meetings of the board, may exercise all of the powers of the board, subject to the limitations prescribed by the Bank Act and such limitations as the board may determine from time to time. These responsibilities that are exclusively reserved for the board include the following:

•	Matters requiring shareholder approval, including adopting, amending or repealing the bank’s by-laws

•	Filling a vacancy among directors or a committee of directors or in the office of auditor or appointing additional directors

•	Issuing securities or declaring a dividend

•	Approving a management proxy circular

•	Approving financial statements issued by the bank

The following sections provide a brief overview of how the board and these committees carry out key governance activities.

Strategic Planning

At least one board meeting a year is dedicated to strategic planning. In 2013, the board held two sessions dedicated to strategic planning, and approved the bank’s overall strategy. Throughout the year, the board:

•	Reviews and approves processes for setting appropriate objectives, and developing and implementing business plans

•	Regularly scrutinizes management’s execution of these processes and the results achieved

•	Approves the annual capital plan and profit plan

•	Reviews the alignment of the bank’s Risk Appetite Framework with its strategic plan

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•	Approves the bank’s Capital Management Policy, taking into account risks assumed and overseeing that appropriate capital management strategies are in place

•	Assesses the performance of business lines and the bank overall against:

•	Financial and other objectives established in the business plans

•	Past performance

•	Industry peers

While the board delegates day-to-day management of the bank to the bank’s executive management, this is subject to certain limits. New strategic initiatives, acquisitions and investments are presented to the executive and risk committee and/or the board for review and approval.

Risk Assessment

In light of a changing regulatory landscape and the global economic and financial turmoil, the board and its committees have increasingly devoted more time over the last several years to their risk assessment oversight responsibilities. As part of its risk assessment oversight, the board approves all major policies, including management policies relating to credit risk, market and structural risk, liquidity risk, fiduciary risk, operational risk, reputational risk, capital management, internal controls, environmental matters and corporate governance. The board also reviews reports from management on material developments in the bank’s relationship with its primary regulator, OSFI, meets with OSFI to discuss OSFI’s supervisory results, and members of the board meet with OSFI throughout the year to discuss regulatory matters. The audit and conduct review committee and/or the executive and risk committee are also informed of regulatory reviews throughout the year.

Committees of the board take the lead in overseeing that appropriate risk management processes and procedures are in place to identify principal business risks and that the board is regularly updated:

•	Executive and risk committee – which receives:

•	The bank’s Risk Appetite Framework for review prior to recommending it to the board for approval

•

Various risk management policies recommended by management for identifying, accepting, monitoring, managing and reporting on the significant risks to which the bank is exposed for review and recommendation to the board for approval

•	The bank’s credit risk appetite for review and approval

•	Quarterly reports on the bank’s enterprise risk profile from the Global Risk Management (“GRM”) department, including review against the bank’s risk appetite and stress testing

•	The bank’s Crisis Management (Recovery) Plan prior to recommending it to the board for approval

•	Audit and conduct review committee – which receives:

•	Quarterly reports (at a minimum) on the bank’s internal control and compliance procedures from the internal audit and compliance departments

•	Annual reports on internal controls from the bank’s shareholders’ auditors (arising from their audit of the bank’s annual financial statements)

•	Human resources committee – which is:

•

Responsible for satisfying itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s material compensation programs and that such procedures are consistent with the bank’s risk management programs

•	Responsible for reviewing the effectiveness of the bank’s leadership strategy and addressing any risks in the strategy

•	Responsible for reviewing the definition and composition of employees that may have a material impact on the risk exposure of the bank

For further information on the bank’s approach to managing risk, see the section “Risk Management” beginning on page 60 in the bank’s 2013 Annual Report which is available on the bank’s website and on www.sedar.com.

Internal Controls and Management Information Systems

The board is responsible for overseeing the integrity and effectiveness of the bank’s management information systems and internal controls, including controls over financial reporting and disclosure. In March 2013, the board approved the bank’s amended Internal Control Policy, which charges the internal audit department with providing assurance as to the integrity of the bank’s internal processes and controls. The bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

The bank’s Chief Auditor and the shareholders’ auditors are invited to participate in meetings of the audit and conduct review committee and provide their views. The committee met six times this fiscal year, including at each quarter end. This committee:

•	Assists the board in fulfilling its oversight responsibilities with respect to the bank’s internal control and information systems

•

Oversees the work of identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the bank’s certifications required under section 404 of SOX and under National Instrument 52-109

•	Meets “in camera” with the Chief Auditor, Chief Financial Officer and Chief Compliance and Regulatory Officer at each meeting

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•	Receives reports from management and the internal audit department on the design and operating effectiveness of the bank’s internal controls, and on any material weaknesses

•

Oversees management’s implementation of, and approves procedures for the receipt, retention and resolution of complaints received by the bank regarding accounting or auditing matters, as part of the bank’s Whistleblower Policy and Procedures

Disclosure of Information

The bank has implemented disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the bank and the board. The bank’s Statement of Disclosure Policy and Practices outlines our intent to disclose all material information about the bank in a timely, accurate and balanced way, and to provide fair and equal access to such information. The bank also keeps the public informed about borrowing costs and transactional fees.

We have a disclosure committee with a board-approved mandate. It is composed of senior officers of the bank, and reports to the President and CEO. The committee is responsible for:

•	Collectively evaluating events to determine whether they give rise to material information that must be publicly disclosed, and the timing of that disclosure

•	Reviewing core disclosure documents before circulation to the board

•	Reviewing and updating the Statement of Disclosure Policy and Practices, at least annually

•	Updating the bank’s procedures as required

The board approves core disclosure documents, such as this management proxy circular, the annual and interim consolidated financial statements and related management’s discussion & analysis, the annual information form, Form 40-F and any prospectuses.

Each quarter, the bank publishes quarterly financial results, and presents and discusses these results with analysts and investors. The public can access these discussions by telephone or over the internet.

The investor relations department and the bank’s website provide information to investors, customers and other stakeholders. Our Chief Financial Officer, Senior Vice-President of Investor Relations and other officers meet regularly with investment analysts and institutional investors, both domestically and internationally. Questions from the media or the general public are usually referred to our public, corporate and government affairs department.

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President using the contact information on the back cover of this management proxy circular. Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

Succession Planning and Leadership Development

The bank’s continued success requires highly capable leaders to execute strategy and drive superior business results today and in the future. With operations in more than 55 countries, our international platform uniquely positions us to identify and develop talent around the globe. The bank has a robust process in place to identify key people from across our multinational footprint with the ability, aspiration and engagement to take on more senior roles within the organization. Senior management is focused on enhancing our leadership pool by having greater depth, more diversity and deploying our leaders more effectively across the global bank.

Over the past two years, the bank’s succession planning has been focused on the leadership transition at the top of the organization, culminating in Rick Waugh’s planned retirement from the bank in January 2014 and Brian Porter’s appointment as President and CEO effective November 1, 2013. Over the past fiscal year, the human resources committee discussed, both with management and “in camera”, the bank’s succession plans and leadership strategy at all but one of its meetings. The human resources committee also approved changes to other senior leadership roles at the bank this past year, including the Group Head, International Banking, the Chief Risk Officer and the Chief Human Resources Officer.

In addition, the board maintains a contingency plan for an unexpected vacancy in the President and CEO position to mitigate business risk and ensure continued prudent operation of the bank.

The board oversees the bank’s leadership strategy with the support of the human resources committee. A senior bank officer has primary accountability for managing it, which involves guiding the process of building the bank’s leadership capability to support sustained high business performance. The human resources committee regularly reviews the effectiveness of the leadership strategy as it applies to executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. The committee also recommends senior executive appointments for board approval, and regularly assesses candidates for senior roles up to and including the President and CEO. The chairman of the board is further responsible for overseeing, through his membership on the human resources committee, the succession plans in place for key senior management roles.

The bank’s leadership strategy is closely aligned with our global diversity and inclusion strategy which includes a mix of formal and informal diversity policies, programs and practices aimed at promoting and leveraging our diverse workforce. In particular, focus on the advancement of women is an integral part of how we execute our leadership strategy and leadership planning processes and ensures we apply a “diversity” lens (including a gender lens) to what we are doing. The bank also sets a collaborative all-bank target for “Women New to the VP+ Pool”, which sits on the balanced scorecard of every Executive Vice-President and above, up to and including the President and CEO.

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Approach to Corporate Governance Issues

The bank’s corporate governance policies are reviewed each year in the context of changing regulation and emerging best practices, with a view to enhancing the bank’s governance. The policies are approved by the board annually. The corporate governance committee takes the lead in:

•	Reviewing the Statement of Corporate Governance Practices in this management proxy circular and recommending it to the board for approval

•	Ensuring that the board’s policies and practices stay current with legislation and accepted best practices in corporate governance

•	Recommending corporate governance policy changes to the board, as appropriate

Approach to the Governance of the Scotiabank Pension Plan

The board of directors has delegated the oversight of the bank’s largest plan, the SPP, to a committee of the board. Prior to December 6, 2013, this oversight responsibility was carried out by the corporate governance and pension committee; thereafter, the pension oversight responsibilities are carried out by the human resources committee. This committee has, in turn, delegated certain fiduciary plan duties to the Pension Administration and Investment Committee (“PAIC”). The PAIC membership includes the President and CEO, Chief Operating Officer, Chief Financial Officer, Chief Risk Officer, Chief Human Resources Officer and independent (non-bank employee) members. The PAIC provides reports on the SPP to the human resources committee on a periodic basis. These reports detail investment strategy and performance. Any proposed changes to the SPP are reviewed by the human resources committee, which, if the proposed changes are acceptable, recommends the changes to the board for approval. The pension plans that the bank sponsors are all administered in compliance with local laws and applicable practices. Annually, the human resources committee is presented with a Global Pension Governance Report by management, which sets forth details on the bank’s pension plans. The governance of the bank’s plans includes supervision by regulators, including the bank’s regulator, OSFI, and the Canadian Association of Pension Supervisory Authorities.

Board Composition and Structure

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors. The corporate governance committee regularly reviews the composition of the board to ensure the board has a majority of Canadian residents and an appropriate level of skills, expertise, independence and financial acumen to fulfill the mandate of the board and staff four standing committees (three of which must be composed entirely of independent directors and one which must be composed solely of non-management directors). While the committee considers gender, ethnic background, geographic representation and other personal characteristics that contribute to diversity amongst board members, it is the skills, experience and integrity that are most important in assessing the value an individual could bring and contribution he or she stands to make to the board. In September 2013, the committee approved the adoption of a board diversity policy, signaling the board’s recognition of the importance of diversity, including gender, in assessing potential board candidates. As part of the board’s commitment to board diversity, the board also agreed to the Catalyst Accord. The board has already met its commitments under the Catalyst Accord, as it has had a minimum of 25% of women among its members for the last three years. The corporate governance committee submits its recommendations on board composition to the board for approval.

All directors identify their respective skills and competencies and then the corporate governance committee assesses directors’ identified skill sets, as part of its overall responsibilities for board succession planning. This information is used to assess the overall composition of the board. This past year the corporate governance committee approved a new form of skills matrix for the board’s use, in order to better identify current directors’ areas of experience, and required skill sets in assessing potential director candidates and board succession planning. While the corporate governance committee maintains a more detailed matrix with directors’ areas of general experience, education, language skills and familiarity with the regions where the bank carries on business, the following matrix sets forth the identified key areas of experience of the nominated directors. All directors have a wealth of experience in leadership and strategy formation. In addition to these critical skills, each director identified the following four key areas of experience, which the corporate governance committee reviewed and approved in light of applicable committee requirements:

Key Areas of Experience
Accounting/Audit									X		X			X
Capital Markets	X	X	X		X					X	X		X
Finance		X			X	X			X	X	X	X		X	X
Financial Services	X		X	X		X		X	X	X			X		X
Governance			X	X		X	X	X				X		X	X
Human Resources		X				X	X	X			X	X			X
Public Policy	X		X	X	X		X					X	X
Risk Management	X	X		X	X		X	X	X	X			X	X

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At fiscal year-end, there were 15 board members – business and community leaders active at the regional, national and international levels. They bring a breadth of experience to their work, and reflect the bank’s diversified customer base and international reach.

We are proposing 14 directors for election by shareholders at the meeting on April 8, 2014. Mr. Waugh will not be standing for re-election in 2014, as he retired from the bank and the board as of January 31, 2014. Mr. Mayberry is retiring from the board at the end of the 2014 annual meeting. The average tenure of those directors proposed for election is 7.9 years. The board is of the view that the backgrounds, experiences and expertise of the proposed directors equip the board to effectively carry out its duties and supervise the management of the bank’s affairs.

Our corporate governance policies recommend that the board have between 12 and 18 directors, while the Bank Act requires a minimum of seven, of which at least two-thirds must not be affiliated. Given the mix of skills in the proposed members, the board is comfortable that the number of 14 directors proposed for election is appropriate. The proposed board size allows the board to staff its committees with the requisite expertise, allocate responsibilities appropriately and foster open and engaging discussion at meetings. The board must approve any reductions or increases in the number of board members.

Majority Voting Policy

The bank adopted a majority voting policy in 2005. The bank’s corporate governance policies require that any nominee for director who receives a greater number of “votes withheld” than “votes for” his or her election must offer to resign from the board following the bank’s annual meeting. This policy applies only to uncontested elections – that is, elections in which the number of nominees for director is equal to the number of directors to be elected. The offer to resign will normally be accepted. The corporate governance committee may determine that extenuating circumstances warrant keeping the director on the board, and may make this recommendation to the board.

In either case, the board will disclose the decision in a press release within 90 days of the annual meeting. If a resignation is accepted, the board may appoint a new director to fill the vacancy.

Term Limits

We believe that board composition should reflect a balance among experience and knowledge of the bank’s affairs, renewal, fresh perspectives and appropriate experience. The board approved term limits in December 2010 that became effective April 1, 2011. As of that date, existing directors retire at the earlier of 10 years from April 1, 2011 or age 70, provided that if an existing director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. For directors elected after April 1, 2011, retirement will be the earlier of age 70 or a 15 year term, provided that if a director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. As discussed under “Committee Operations” on page 70, the board also adopted term limits for board committee chairs in 2012. Term limits do not provide directors with a guaranteed tenure; rather, they set out the maximum period of time that directors are eligible to stand for re-election. The bank believes that its term limits, assessments of director independence and board evaluation procedures, collectively, enable the board to review its composition and ensure that effective and independent-minded directors are nominated for election by shareholders.

Resignation

The bank’s corporate governance policies require a director who makes a change in principal occupation to offer to resign from the board in order to give the board the opportunity to review the impact of the change on the board’s composition. A director will also be deemed to have resigned if he or she was on the board by virtue of being an officer of the bank, has ceased to be an officer of the bank, and has not been requested to serve on the board in an individual capacity. This past year, Mr. Paul Sobey announced his retirement as President and CEO of Empire Company Limited in December 2013. After consideration of this matter and upon the recommendation of the corporate governance committee, the board requested that Mr. Sobey continue to serve as a director on the bank’s board. Mr. Waugh retired from the board on January 31, 2014 upon his retirement as Deputy Chairman of the bank. In addition, Mr. Mayberry will be retiring from the board at the end of the 2014 annual meeting.

Director Independence

We are committed to complying with all applicable laws, rules and regulations related to the status of our directors. The bank defines a director who does not have a direct or indirect material relationship with the bank as independent. The board has approved Director Independence Standards, which provide a framework for the board to assess any material relationships of the directors with the bank. The Director Independence Standards are derived from the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. The board approved amendments to its Director Independence Standards this past year in light of changes to the NYSE rules. During the course of the year:

•

The board reviews its directors against these standards, considering all relevant facts and circumstances, including the relationship of the non-management directors to the bank – as well as any relationship to the bank of their spouses, children, principal business affiliations and any other relevant individuals

•	All directors complete a detailed questionnaire to inform this review

•	All directors certify their compliance with Scotiabank’s Guidelines for Business Conduct, including the requirement that they declare any material interest in matters coming before the board

On the recommendation of the corporate governance committee, the board determined that as of December 6, 2013, Brian J. Porter and Richard E. Waugh were the only directors determined to be non-independent, due to Mr. Porter’s position as President and CEO and Mr. Waugh’s position as Deputy Chairman. Mr. Porter and Mr. Waugh are also affiliated under the Bank Act due to their management positions. Mr. Waugh retired from the board on January 31, 2014.

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That means 13 of the 14 nominated directors (92.9%) are independent, including the board’s chairman.

The board also takes appropriate steps to ensure that the board is able to function independent of management. The independent members of the board held an “in camera” session at every board meeting held in fiscal 2013.

Non-Executive Chairman

We have had a non-executive chairman of the board since 2004. Separating the roles of the CEO and chairman ensures independent leadership. Our non-executive chairman, Mr. John T. Mayberry, was appointed to this role effective March 3, 2009 and will retire from the board at the end of the 2014 annual meeting. Mr. Mayberry is retiring at this time as part of the board’s succession planning strategy. The board is committed to having a non-executive chairman of the board. Following the April 8, 2014 annual meeting, Mr. Thomas C. O’Neill will assume the role of non-executive chairman, subject to his re-election as a director. Mr. O’Neill will cease to be chair of the audit and conduct review committee at that time and the board will appoint Mr. Paul Sobey as chair of the audit and conduct review committee, subject to his re-election as a director. The chairman is responsible for:

•	Leading the board in fulfilling its duties effectively, efficiently and independent of management

•	Ensuring the board has adequate resources to support decision-making requirements

•	Planning and organizing the activities of the board in consultation with the President and CEO

•	Ensuring committee functions are carried out and reported to the board

•	Ensuring that independent directors have adequate opportunities to meet and discuss issues without management present during a regular board meeting

•	Chairing the independent board sessions

•	Conducting peer reviews through a process involving meeting with each director individually

•	Participating in the orientation of new directors and continuing education of all directors

•	Advising the President and CEO and other officers in all matters concerning the interests of the board and relationships between management and the board

•	Acting as a resource for the President and CEO on major strategy issues, handling of major business issues and matters of corporate governance

•	Providing input to the corporate governance committee on succession plans for the position of chairman of the board

•	Overseeing, through participation in the human resources committee, the succession plans in place for key senior management roles

•	Meeting with representatives of the bank’s regulators, shareholders and other stakeholders on behalf of the board

Mr. Mayberry is currently a member of each of the board’s four committees.

Anyone who wishes to correspond directly with the independent directors is invited to contact the chairman of the board, using the contact information on the back cover of this management proxy circular.

Board Position Descriptions

The board has approved mandates for the board, the non-executive chairman, committee chairs and individual directors. These mandates:

•	Describe the roles and responsibilities of each position

•	Define the limits to management’s authority (in conjunction with board resolutions)

•	Guide board and director assessments

These mandates can be found on our website at www.scotiabank.com in the Corporate Governance section.

Expectations of Directors

In all actions taken by the board, directors are expected to exercise independent business judgment in what they reasonably believe to be in the best interests of the bank. Each director assists the board in fulfilling its mandate of supervising the management of the bank’s business and affairs, to maintain its strength and integrity and to assume explicit stewardship for the bank. Every director is expected to:

•	Act honestly and in good faith with a view to the best interests of the bank, and with the diligence and care of a reasonably prudent person

•	Regularly attend board and committee meetings, meetings of shareholders and strategic planning sessions

•	Devote the requisite time to board and committee work

•	Maintain an equity investment in the bank in accordance with the bank’s share ownership guidelines for directors

•	Review and approve the bank’s strategic direction and business plan and regularly compare the financial performance and key business lines to the plan

•	Understand the risks attendant to the bank’s business model and how they relate to the bank’s strategy and risk appetite framework

•	Continuously advance his or her knowledge of the bank’s business and relevant trends and developments affecting the bank, so to make a meaningful contribution to the board’s meetings and activities

•	Understand the regulatory environment within which the bank and its subsidiaries operate

•	Diligently prepare for each board and committee meeting by reviewing all of the meeting materials

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•

Participate in meetings by applying informed judgment to issues before the board, ask questions, express views, make recommendations as appropriate and seek clarification from management when necessary to fully understand the issues before the board

•	Participate in the board’s continuing education programs

•	Ensure personal compliance with the bank’s Guidelines for Business Conduct and the Directors’ Addendum concerning conflicts of interest and any other applicable supplementary guidelines

•	Maintain the confidentiality of all bank information not otherwise disclosed to the public and all matters discussed by the board

The corporate governance policies explicitly require a minimum of 75% attendance at all board and committee meetings. Directors who fail to meet this minimum requirement will meet with the chair of the corporate governance committee to discuss the reasons for the director’s attendance record and the chair will make a recommendation to the board, as necessary, with respect to the director’s continued role on the board.

Director Compensation

The corporate governance committee, composed entirely of independent directors, reviews director compensation annually, taking into account:

•	Directors’ risks and responsibilities

•	Time commitment

•	Comparative data from other companies, including the bank’s key competitors

Based on this review, the committee may make recommendations on changes in fee structure or compensation components to the board for approval.

In October 2013, the board approved an increase to its share ownership guidelines to require directors to hold bank common shares and/or DDSUs with a minimum value of $500,000. Directors have five years from November 1, 2013 or their date of appointment, as applicable, to meet the current guidelines. In October 2013, the board also approved an increase in the dedicated board retainer (which must be taken in either bank common shares or DDSUs) of $10,000, to better align director compensation with the bank’s peers.

10 of the 13 independent directors proposed for election already meet the share ownership guidelines. Mr. Porter is also subject to (and meets) executive share ownership requirements. Eight of the 13 directors proposed for re-election (excluding Mr. Porter) take 100% of their compensation in DDSUs. Neither Mr. Waugh nor Mr. Porter received fees for acting as a director. Further details on director compensation can be found in the “Directors’ Compensation” section in this management proxy circular starting on page 14.

Nomination of Directors

The corporate governance committee, composed entirely of independent directors, acts as the nominating committee for the board. The committee:

•	Determines selection criteria for board and committee members

•	Maintains a matrix of the skills, experiences and competencies required on the board against those of each of the current directors

•	Proposes (for board approval) candidates for vacant or new director positions

Directors are chosen for their ability to contribute to the broad range of issues that the board addresses. The committee ensures that at all times the board includes members with extensive experience in:

–	Accounting/Audit
–	Capital Markets
–	Finance
–	Financial Services
–	Governance
–	Human Resources
–	Leadership
–	Public Policy
–	Risk Management
–	Strategy Formation

The committee maintains an evergreen list of potential director candidates, engaging external advisors as necessary to assist in identifying candidates with appropriate skills and experience. Current board members are encouraged to recommend candidates for inclusion on the list. The board’s corporate governance policies set out certain qualities that the board looks for in reviewing potential candidates, including: integrity, honesty and the ability to generate public confidence; whether the individual is able to devote sufficient time to board and committee work; and their prominence in business, institutions or professions. In assessing potential director nominees, the committee believes that the board should be composed of highly qualified directors from diverse backgrounds, who have familiarity with the geographic regions where the bank carries on business, reflect the appropriate talent available with the required expertise and skill sets, and demonstrate sound and independent business judgment. The committee and the board do, as part of this assessment process, consider diversity criteria including gender, age, ethnicity and geographic background. The committee formalized this approach this year in approving a policy on board diversity. The board has also agreed to the Catalyst Accord which requires a corporation to sign a “Call to Action” to corporate Canada to increase the representation of overall Financial Post 500 board seats held by women to 25% by 2017. The companies that commit to the Accord pledge to set an internal goal for women’s representation on their board to be met by 2017 (and share this goal confidentially with Catalyst), provide a list of ‘board-ready’ women and agree to be recognized publicly as a leader on this issue. The board has already met its obligations under the Catalyst Accord, and has had 25% or more of its seats held by women for the past three years.

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Candidates meet with the chair of the corporate governance committee, the chairman of the board and the President and CEO prior to nomination to discuss the board’s expectations with respect to director contribution and commitment requirements.

Other Public Company Directorships

In order to ensure a director is able to devote the requisite time and attention to the bank’s affairs, the board’s corporate governance policies include guidelines related to other public company directorships. The following are the guidelines to be considered by the corporate governance committee in reviewing other public company directorships held by potential director candidates or existing directors:

•

Directors who are chief executive officers or other senior executives of public companies should hold no more than three other public company directorships (including membership on the board of the company at which the individual is chief executive officer or a senior executive officer)

•

Directors who are employees with non-public companies or other entities, or employees of public companies (other than in a senior officer capacity) should hold no more than four other public company directorships (including membership on the board of the company at which the individual is employed)

•	For all other directors, individuals should hold no more than five other public company directorships

The corporate governance committee has the discretion to determine, in certain circumstances, whether a director candidate or existing director is able to hold other public company directorships that exceed the guidelines and will report its decision to the board.

No director of the bank may be a member of the board of directors of an unaffiliated financial institution (which includes another bank, trust company or insurance company), without the prior approval of the corporate governance committee and the confirmation of the Executive Vice-President, General Counsel and Secretary.

Each year, the board reviews potential conflicts of interest and interlocking directorships of current directors. Under the bank’s corporate governance policies, no more than two directors may sit on the same public company board without the consent of the corporate governance committee. At the end of the 2013 fiscal year, there was only one public company interlocking directorship among the bank’s directors, which involved two directors.

The board’s policy is that no director may sit on more than three audit committees of public company boards without the consent of the corporate governance committee and the board. No such consent has been required as no directors currently sit on more than three public company audit committees.

Board Committees

Committee Composition

Each non-management director is expected to be a member of at least one committee. Presently, all directors (except Mr. Babatz, who was appointed on January 28, 2014) are members of at least one standing committee and all committee chairs serve on one other committee. The executive and risk committee membership includes the chairs of the other three committees and the non-executive chairman of the board. Ten directors currently sit on two or more committees. If elected, Mr. Babatz will be appointed to board committees in April 2014. Committee membership rotates periodically. The charter for each of the board’s four standing committees sets out its composition requirements. Committee composition complies with all CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence, Bank Act provisions for affiliated directors and the OSFI Corporate Governance Guideline.

At least once a year, the corporate governance committee reviews committee composition, recommends committee chairs and takes recommendations to the board for approval.

The board’s four committees are composed entirely of independent directors.

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The following chart sets out current committee members:

■ Member	Designated Financial Expert

	AUDIT AND CONDUCT REVIEW	CORPORATE GOVERNANCE	EXECUTIVE AND RISK	HUMAN RESOURCES
Ronald A. Brenneman			■ (Chair)	■
C.J. Chen		■
Charles H. Dallara*	■
David A. Dodge			■
N. Ashleigh Everett		■ (Chair)	■
John C. Kerr			■	■ (Chair)
John T. Mayberry**	■	■	■	■
Thomas C. O’Neill	■ (Chair)		■
Aaron W. Regent	■	■
Indira V. Samarasekera		■		■
Susan L. Segal	■	■
Paul D. Sobey ***	■	■
Barbara S. Thomas	■			■

*	Dr. Dallara joined the board on September 23, 2013. He has attended one joint meeting of the executive and risk committee and human resources committee by invitation and for educational purposes.

**	Mr. Mayberry – chairman of the board

***	If re-elected, Mr. Sobey will be appointed as chair of the audit and conduct review committee effective at the conclusion of the annual meeting.

****	Mr. Porter is a non-independent director and does not serve on any board committee. Mr. Babatz will be appointed to board committees in April 2014.

Committee Operations

At least annually, the corporate governance committee also reviews committee leadership and recommends directors (for board approval) to chair each committee. The board also approved term limits for its committee chairs. Effective September 2012 and subject to the board’s term limits, each committee chair’s term is three years, with the possibility of an extended term of up to an additional two years. The committee chair:

•	Must be an independent director

•	Facilitates the functioning of the committee independent of management

•	Is responsible for overseeing the orientation of new committee members

•

Provides input to the chairman of the board and the chair of the corporate governance committee on succession planning with respect to the committee chair position and the committee composition generally

•	Manages the operations of the committee to successfully fulfill its charter and address any other matters delegated to it

•	Presides over all committee meetings, sets the agenda and ensures that committee members have the information and resources required to fulfill their duties

•	Reports to the board on what was discussed and any decisions or recommendations

Each committee reviews its charter annually to ensure it reflects appropriate best practices and applicable regulatory requirements. The committee reports the results of this review to the corporate governance committee. Any changes to charters are approved by the board. Each of the audit and conduct review, executive and risk, and human resources committees include specific qualifications for committee membership, reflecting the particular areas of experience expected of directors who serve on those committees.

Board committees may, in their sole discretion, engage outside advisors or consultants as necessary and have the authority to approve consultant fees and contracts.

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Board Orientation and Continuing Education

The corporate governance committee is responsible for ensuring that all directors:

•	Fully understand the nature of their roles, responsibilities and duties as board members

•	Are knowledgeable about the nature and operation of the bank’s business

Directors receive individual orientation that reflects their knowledge, skills, experience and education. New directors:

•

Receive orientation packages that explain key legal requirements, the bank’s by-laws, the duties and responsibilities of directors, bank and board policies and procedures, an overview of our business lines and organizational charts, and copies of public disclosure documents

•

Receive the Corporate Governance Information Book which includes information on corporate governance, directors’ duties and responsibilities, the board and its committees, the Bank Act and other applicable legal requirements, insider reporting and Scotiabank’s Guidelines for Business Conduct

•	Meet with the President and CEO, control functions heads and other executive officers throughout the year

•

May, by invitation, attend meetings of other committees for learning purposes, or request copies of committee minutes (all directors receive verbal reports by the committee chairs on the proceedings of each committee at the board meetings). During the 2013 fiscal year, for educational and informational purposes, Dr. Dallara attended one joint meeting of the executive and risk committee and human resources committee by invitation.

The board has approved a Guideline on Directors’ Orientation and Continuing Education, which outlines our commitment to director education, the responsibilities of the corporate governance committee and guidelines on what education and orientation programs will cover. A priority of this guideline is to have new directors fully engaged as quickly as possible and to enhance the effectiveness of the board and board committees. All directors are expected to participate in education programs – both by attending sessions and suggesting topics of interest. The bank’s education program is designed to ensure that directors have opportunities to update their knowledge of regulatory developments, business initiatives and other issues affecting the bank’s operations so they may more effectively carry out their responsibilities.

On an ongoing basis, the bank:

•	Ensures that directors have timely access to materials and information required to properly discharge their responsibilities

•

Maintains a secure directors’ electronic delivery system for prompt dissemination of information and provides published information, articles of interest and other relevant materials to directors in between meetings

•	Conducts information sessions for directors on significant, specialized or complex aspects of business operations

•

Encourages directors to attend committee meetings for educational purposes, prior to their appointments to those committees. In 2013, Dr. Dallara attended one joint meeting of the executive and risk committee and human resources committee by invitation.

•

Schedules at least one off-site board meeting a year to familiarize directors with regional and international operations, including visits to the bank’s operations and meetings with local senior management

•	In 2013, the board met in Nova Scotia, as part of the annual shareholder meeting, and in Bogota, Colombia where it met with local directors, officers and customers

•	Canvasses directors for suggestions as to topics and issues about which they would like to receive a seminar, briefing or a report

All of the directors are members of the Institute of Corporate Directors (“ICD”) and have access to ICD events designed to foster director education and advocate for best practices in governance.

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During the 2013 fiscal year, directors participated in educational sessions and/or received educational materials on the topics outlined below.

EDUCATIONAL SESSIONS	DATE	BOARD/COMMITTEE

Global Banking and Markets

Educational session by Global Banking and Markets on the execution of that business line’s strategic plan and the impact of new regulatory initiatives on the bank’s trading businesses

	December 2012	Board

Portfolio Overview

Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, aerospace and shipping, telecom and media, mining, automotive, real estate, consumer and healthcare

	All 2013 ERC meetings	ERC
Risk Management Quarterly enterprise risk management reports addressing credit, market, operational, stress testing, capital, and other risks	Quarterly	Board
Group Treasury Educational session by Group Treasury on the bank’s funding programs, including the bank’s U.S. dollar wholesale funding reliance	January 2013	Board

Global Wealth Management

Educational session on the bank’s Global Transaction Banking business model, including its strategic value, client segment trends and the business context around external market forces and regulatory reform

	March 2013	Board
General Economic Overview Educational update by the bank’s Chief Economist	March 2013	Board
Canadian Banking – Canadian Commercial Banking Educational update by Canadian Banking management on the bank’s subsidiary Roynat Inc., and the bank’s leasing business	May 2013	Board
OSFI Regulatory Update Educational update by Compliance on various regulatory matters including compliance, risk management, corporate governance and areas of focus	All 2013 ACRC meetings	ACRC
Global Banking and Markets Educational update on the bank’s investment banking and Scotia Waterous businesses and strategies	May 2013	Board
Investor Relations Educational update by Investor Relations on the bank’s shareholder profile, investor relations program, key investor issues and analysts and rating agencies	June 2013	Board
Foreign Exchange and Precious Metals Educational session on the bank’s foreign exchange and precious metals business	August 2013	Board
General Economic Overview Educational update by the bank’s Chief Economist	August 2013	Board
Cybersecurity Educational session on the bank’s cybersecurity systems, initiatives and management’s views on emerging risks in this area	September 2013	Board
Canadian Banking – Credit Cards Educational session by Canadian Banking management on its credit cards strategy, product initiatives and focus going forward	December 2013	Board

Legend:
ERC – Executive and Risk Committee
ACRC – Audit and Conduct Review Committee

Performance Assessments

Board Effectiveness

The corporate governance committee, in conjunction with the chairman of the board, conducts an annual assessment of the board’s effectiveness and contribution as part of its effort to continually look for ways to improve its performance. There are three components to this assessment:

•	Self-assessment

•	Board assessment

•	Peer evaluations

The board reviews the assessment tools and frequency of assessments each year and updates them as necessary to reflect evolving rules and practices, as well as any changes to the board mandate and committee charters. The corporate governance committee recommended, and the board approved, a revised self-assessment questionnaire this year, that will allow the committee to better track directors’ views, trends and patterns raised on issues concerning the board’s operations and effectiveness.

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The chart below indicates who is involved in the various performance evaluations:

EVALUATING	EVALUATOR
	CHAIRMAN OF THE BOARD	CHAIR OF THE CORPORATE GOVERNANCE COMMITTEE	INDIVIDUAL DIRECTORS
Board performance	✓		✓
Committee performance			Members of the individual committees
Chairman of the Board’s performance			✓
Committee Chairs’ performance			Members of the individual committees
Individual Director performance (including self-assessments)	✓	✓	✓

Each year, all members of the board complete a detailed governance self-assessment questionnaire, the content of which is determined by the corporate governance committee. The results are summarized by the Assistant Corporate Secretary, who keeps the knowledge of who said what strictly confidential, to encourage full and frank commentary on all aspects of the board’s operations. Once this summary report is complete, the chair of the corporate governance committee:

•	Reviews the results with the chairman of the board

•	Provides the board with the committee’s findings and recommendations, as well as a summary of the survey results

•

Meets, along with the chairman of the board, with each individual director to discuss his or her views on the board’s effectiveness, the performance of each board committee, his or her own performance, the board’s orientation and education program, and any other issues relating to board effectiveness. Each director is given an opportunity to comment on the performance of his or her peers. The chairman of the board also participates in these meetings, although he is excused for a portion of each meeting to give each director an opportunity to comment on the chairman’s performance

As part of the annual governance questionnaire, each director assesses the board against the responsibilities set out in its mandate. Similarly, the members of each committee do the same against the relevant committee charter. Directors also assess the chairman’s performance. They may comment on their access to him, and on the manner in which he conducts board meetings. The board assessment process provides an opportunity for directors to comment on management performance, as well as their access to and communication with senior management.

In addition to providing valuable information on where the board needs to focus effort to improve its performance, the process encourages discussion of new corporate governance and education initiatives. The chair of the corporate governance committee is required to develop a process, through the chairman of the board, to monitor the board’s progress in addressing issues identified in the board’s self-assessments. This includes working with other committee chairs, as required, to follow up on matters raised and take actions as required. With the consent of the chairman of the board, the President and CEO may provide feedback to senior management on topics discussed. In 2013, the annual assessment process results confirmed that the board and committees were performing well.

Senior Executive Management Performance

The board believes that a successful governance structure at the bank depends heavily on honest, skilled and industrious management. The board is responsible for hiring, retaining and if necessary, dismissing and replacing the President and CEO. The board has numerous opportunities throughout the year, both formally and informally to interact with high potential senior officers through their participation in board and committee meetings, educational seminars, board dinners and off-site board meetings. The human resources committee, which does not include any current chief executive officers of other public companies, approves mandates that outline roles and responsibilities for all executive management positions (including the President and CEO). The executive and risk committee also approves the mandate for the bank’s Chief Risk Officer and the audit and conduct review committee approves the mandate for the bank’s Chief Financial Officer, Chief Auditor and Chief Compliance and Regulatory Officer. Each year, the committee measures the President and CEO’s performance against his mandate and predetermined short- and long-term objectives. The board reviews this assessment and the assessments of the performance of other executive officers that are included in the committee’s report on executive compensation in this management proxy circular.

Ethical Business Conduct

Scotiabank’s Guidelines for Business Conduct serve as the bank’s code of ethics – a framework for ethical behavior based on the bank’s mission and values and on applicable laws and regulations. They were last revised and approved by the board in October 2013. They apply to all directors, officers and employees of the bank and its subsidiaries.

Every new bank employee is required to review the guidelines before beginning work. Every year, each director, officer and employee of the bank is required to provide written confirmation that he or she has re-read the guidelines and has complied with them during that fiscal year.

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The board monitors compliance through the audit and conduct review committee, which:

•	Receives an annual report on compliance with the guidelines, including notices of any material deviation from them and any corrective action taken by the bank

•	Reports to the board its assessment of the appropriateness and effectiveness of processes in place for ensuring compliance, any reports it receives of material deviations and the bank’s response

Amendments to the guidelines and waivers, if any, for directors and executive officers must be approved by the board and disclosed in accordance with applicable securities laws. The guidelines and any amendments to the guidelines are available on the bank’s website. There were no waivers granted in fiscal 2013.

As directors may be subject to standards that are different from and higher than those for officers and employees, directors must also comply with the terms of a directors’ addendum to the guidelines, which deals specifically with matters of particular concern to directors. This addendum covers topics such as conflicts of interest and was last revised and approved by the board in 2009. From time to time, matters may come before the board where a director may have a conflict of interest. If and when such matters arise, the director will declare him or herself as having a conflict of interest, will leave the room and will not participate in the discussions and any vote on that matter. Through an annual directors’ questionnaire, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the board and management in identifying conflict of interest situations in advance. The board also complies with all Bank Act requirements with respect to conflicts of interest.

As part of its commitment to support ethical decision-making, the board ensures that effective mechanisms are in place for employees to raise ethical concerns. In September 2013, the board approved amendments to the bank’s Whistleblower Policy and Procedures. The Whistleblower Policy provides for a toll-free hotline and a website maintained by an independent third party. Employees can use either mechanism to anonymously and confidentially report any accounting and auditing concerns, suspected fraudulent activity or breach of the bank’s guidelines. If employees prefer, they can go to their supervisor or the bank’s Chief Auditor with any financial reporting concerns or to Global Compliance with any regulatory compliance concerns. The Whistleblower Policy has processes in place to protect employees who raise issues, provide information, or assist in an investigation of securities fraud or related crimes.

Any significant concerns will be communicated to the chair of the audit and conduct review committee and executive management. They will be investigated by independent external or internal parties and appropriate action will be taken.

External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns, using the contact information on the back cover of this management proxy circular.

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Stakeholder Communications

Investors

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

The Bank of Nova Scotia

44 King Street West

Toronto, Ontario, Canada M5H 1H1

Tel.: (416) 775-0798

Fax: (416) 866-7867

Email: investor.relations@scotiabank.com

Independent Directors

Anyone who wishes to correspond directly with the independent directors can write to the:

Chairman of the Board of Directors

The Bank of Nova Scotia

44 King Street West

Toronto, Ontario, Canada M5H 1H1

Executive Compensation

Shareholders who wish to ask questions or make comments related to executive compensation, may do so by sending an email to executive.compensation@scotiabank.com. You can also mail questions or comments to the:

Chair of the Human Resources Committee of the Board of Directors

The Bank of Nova Scotia

44 King Street West

Toronto, Ontario, Canada M5H 1H1

Customers

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to:

Office of the President – Customer Concerns

The Bank of Nova Scotia

44 King Street West

Toronto, Ontario, Canada M5H 1H1

OR by phone at:

(416) 933-1700 or toll free 1 (877) 700-0043

OR by email at:

mail.president@scotiabank.com

Shareholders

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the bank’s transfer agent:

	Computershare Trust Company of Canada	Co-Transfer Agent (U.S.A.)
	100 University Avenue, 8th floor	Computershare Trust Company N.A.
	Toronto, Ontario, Canada M5J 2Y1	250 Royall Street
	Tel.: 1 (877) 982-8767	Canton, MA 02021, U.S.A.
	Fax: 1 (888) 453-0330	Tel.: 1 (800) 962-4284
Email: service@computershare.com

Annual Reports and Quarterly Reports

If you are a registered shareholder and wish to receive (or continue to receive) quarterly interim financial statements and interim management’s discussion & analysis by mail during 2014, you must mark the request box at the bottom of your form of proxy. Other shareholders who wish to receive this information must mark the request box on the voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and management’s discussion & analysis are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Scotiabank’s Annual Report because multiple registered shareholders reside at that address. If you are a registered shareholder, you may instruct us not to send Annual Reports (containing annual financial statements and annual management’s discussion & analysis) by marking the Annual Report Waiver box at the bottom of the proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If you are a registered shareholder and do not mark the box, you will continue to receive Annual Reports.

® Registered trademark of The Bank of Nova Scotia.